

Microsoft



Annual Report

2013

TO OUR SHAREHOLDERS, CUSTOMERS, PARTNERS AND EMPLOYEES:

This is a unique letter for me – the last shareholder letter I will write as the CEO of the company I love. We have always believed that technology will unleash human potential and that is why I have come to work every day with a heart full of passion for more than 30 years.

Fiscal Year 2013 was a pivotal year for Microsoft in every sense of the word.

Last year in my letter to you I declared a fundamental shift in our business to a devices and services company. This transformation impacts how we run the company, how we develop new experiences, and how we take products to market for both consumers and businesses.

This past year we took the first big bold steps forward in our transformation and we did it while growing revenue to $77.8 billion (up 6 percent). In addition, we returned $12.3 billion (up 15 percent) to shareholders through dividends and stock repurchases. While we were able to grow revenue to a record level, our earnings results reflect investments as well as some of the challenges of undertaking a transformation of this magnitude.

With this as backdrop, I'd like to summarize where we are now and where we're headed, because it helps explain why I'm so enthusiastic about the opportunity ahead.

Our strategy: High-value activities enabled by a family of devices and services

We are still in the early days of our transformation, yet we made strong progress in the past year launching devices and services that people love and businesses need. We brought Windows 8 to the world; we brought consistent user experiences to PCs, tablets, phones and Xbox; and we made important advancements to Windows Server, Windows Azure, Microsoft Dynamics and Office 365. We are proud of what we accomplished this year and continue to be passionate about delivering better devices and services more quickly.

To increase innovation, capability, efficiency and speed we further sharpened our strategy, and in July 2013 we announced we are rallying behind a single strategy as One Microsoft. We declared that Microsoft's focus going forward will be to **create a family of devices and services for individuals and businesses that empower people around the globe at home, at work and on the go, for the activities they value most.**

Over time, our focus on high-value activities will generate amazing innovation and new areas of growth. What is a high-value activity? Think of the experiences people have every day that are most important to them – from communicating with a family member and researching a term paper to having serious fun and expressing ideas. In a business setting, high-value activities include experiences such as conducting meetings with colleagues in multiple locations, gaining insight from massive amounts of data and information, and interacting with customers.

Microsoft will enable these types of high-value activities with a family of devices – from both Microsoft and our partners – as well as with our services.

As we go to market, we will primarily monetize our high-value activities by leading with devices and enterprise services. In this model, our consumer services such as Bing and Skype will differentiate our devices and serve as an on-ramp to our enterprise services while generating some revenue from subscriptions and advertising. Enterprise services continue to be an area of great strength, growth and opportunity as businesses of all sizes look to Microsoft to help them move to the cloud, manage a growing number of devices, tap into big data and embrace new social capabilities.

Executing and accelerating

In the past year we took many bold steps forward in executing on our strategy.

First, we are well underway in implementing the new organization structure announced in July. The teams are working together in new and exciting ways. The key change we made is deceptively simple but profoundly powerful: Instead of organizing our teams around individual products, we've organized by function, including, for example, engineering, sales, marketing and finance. It ensures we have one strategy and work as one team with one set of shared goals.

Second, in September we announced we are purchasing Nokia's Devices and Services business – including its smartphone and mobile phone businesses; award-winning engineering and design teams; manufacturing and assembly facilities around the world; and teams devoted to operations, sales, marketing and support. This is a signature event in our transformation and will bring together the best mobile device work of Microsoft and Nokia. It will accelerate our growth with Windows Phone while strengthening our overall device ecosystem and our opportunity.

Third, in September, we also announced a new segment-reporting framework. We have five new reporting segments tightly aligned with our focus on delivering innovative devices and services for both our enterprise and consumer customers. This framework was designed to give valuable insight into our progress in the key transformations we are undertaking in our businesses to drive long-term growth.

As I think about what's ahead, I'm incredibly optimistic about what Microsoft will deliver. We are accelerating as we bring to market Windows 8.1 PCs and tablets with our partners, Surface 2, Xbox One and new phones; advance our enterprise services including Windows Server, Windows Azure, Microsoft Dynamics and Office 365; and innovate on new high-value activities.

Moving forward

With the decisions we've made this year, the strategy we've put in place, the organization we've designed, the world-class talent we have, and the devices and services we are creating, we are well-positioned to deliver growth and world-changing technology long into the future.

We have seen incredible results in the past decade – delivering more than $200 billion in operating profit. I'm optimistic not only as the CEO but as an investor who treasures his Microsoft stock.

Working at Microsoft has been a thrilling experience – we've changed the world and delivered record-setting success – and I know our best days are still ahead.

Thank you for your support.

Steven A. Ballmer
Chief Executive Officer
September 27, 2013

SELECTED FINANCIAL DATA, QUARTERLY STOCK PRICE INFORMATION, ISSUER PURCHASES OF EQUITY SECURITIES, DIVIDENDS, AND STOCK PERFORMANCE

FINANCIAL HIGHLIGHTS

(In millions, except per share data) Year Ended June 30,	2013	2012	2011	2010	2009
Revenue	**$ 77,849**	$ 73,723	$ 69,943	$ 62,484	$ 58,437
Operating income	**$ 26,764** (a)	$ 21,763 (b)	$ 27,161	$ 24,098	$ 20,363
Net income	**$ 21,863** (a)	$ 16,978 (b)	$ 23,150	$ 18,760	$ 14,569
Diluted earnings per share	**$ 2.58** (a)	$ 2.00 (b)	$ 2.69	$ 2.10	$ 1.62
Cash dividends declared per share	**$ 0.92**	$ 0.80	$ 0.64	$ 0.52	$ 0.52
Cash, cash equivalents, and short-term investments	**$ 77,022**	$ 63,040	$ 52,772	$ 36,788	$ 31,447
Total assets	**$ 142,431**	$ 121,271	$ 108,704	$ 86,113	$ 77,888
Long-term obligations	**$ 26,070**	$ 22,220	$ 22,847	$ 13,791	$ 11,296
Stockholders' equity	**$ 78,944**	$ 66,363	$ 57,083	$ 46,175	$ 39,558

(a) *Includes a charge related to a fine imposed by the European Commission in March 2013 which decreased operating income and net income by $733 million (€561 million) and diluted earnings per share by $0.09. Also includes a charge for Surface RT inventory adjustments recorded in the fourth quarter of fiscal year 2013, which decreased operating income by $900 million, net income by $596 million, and diluted earnings per share by $0.07.*

(b) *Includes a goodwill impairment charge related to our Online Services Division business segment which decreased operating income and net income by $6.2 billion and diluted earnings per share by $0.73.*

QUARTERLY STOCK PRICE

Our common stock is traded on the NASDAQ Stock Market under the symbol MSFT. On July 18, 2013, there were 119,862 registered holders of record of our common stock. The high and low common stock sales prices per share were as follows:

Quarter Ended	September 30	December 31	March 31	June 30	Fiscal Year
Fiscal Year 2013					
High	**$ 31.61**	**$ 30.25**	**$ 28.66**	**$ 35.78**	**$ 35.78**
Low	**$ 28.54**	**$ 26.26**	**$ 26.28**	**$ 28.11**	**$ 26.26**
Fiscal Year 2012					
High	$ 28.15	$ 27.50	$ 32.95	$ 32.89	$ 32.95
Low	$ 23.79	$ 24.26	$ 26.39	$ 28.32	$ 23.79

SHARE REPURCHASES AND DIVIDENDS

Share Repurchases

On September 22, 2008, we announced that our Board of Directors approved a share repurchase program authorizing up to $40.0 billion in share repurchases with an expiration date of September 30, 2013. As of June 30, 2013, approximately $3.6 billion of the approved repurchase amount remained. The repurchase program may be suspended or discontinued at any time without prior notice.

We repurchased the following shares of common stock under the above-described repurchase plan using cash resources:

(In millions)	Shares	Amount	Shares	Amount	Shares	Amount
Year Ended June 30,		**2013**		**2012**		**2011**
First quarter	**33**	**$ 1,000**	38	$ 1,000	163	$ 4,000
Second quarter	**58**	**1,607**	39	1,000	188	5,000
Third quarter	**36**	**1,000**	31	1,000	30	827
Fourth quarter	**31**	**1,000**	34	1,000	66	1,631
Total	**158**	**$ 4,607**	142	$ 4,000	447	$ 11,458

Dividends

In fiscal year 2013, our Board of Directors declared the following dividends:

Declaration Date	**Dividend Per Share**	**Record Date**	**Total Amount**	**Payment Date**
			(In millions)	
September 18, 2012	**$ 0.23**	**November 15, 2012**	**$ 1,933**	**December 13, 2012**
November 28, 2012	**$ 0.23**	**February 21, 2013**	**$ 1,925**	**March 14, 2013**
March 11, 2013	**$ 0.23**	**May 16, 2013**	**$ 1,921**	**June 13, 2013**
June 12, 2013	**$ 0.23**	**August 15, 2013**	**$ 1,916**	**September 12, 2013**

The dividend declared on June 12, 2013 will be paid after the filing of our Form 10-K and was included in other current liabilities as of June 30, 2013.

In fiscal year 2012, our Board of Directors declared the following dividends:

Declaration Date	**Dividend Per Share**	**Record Date**	**Total Amount**	**Payment Date**
			(In millions)	
September 20, 2011	$ 0.20	November 17, 2011	$ 1,683	December 8, 2011
December 14, 2011	$ 0.20	February 16, 2012	$ 1,683	March 8, 2012
March 13, 2012	$ 0.20	May 17, 2012	$ 1,678	June 14, 2012
June 13, 2012	$ 0.20	August 16, 2012	$ 1,676	September 13, 2012

The dividend declared on June 13, 2012 was included in other current liabilities as of June 30, 2012.

STOCK PERFORMANCE

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Microsoft Corporation, the S&P 500 Index,
and the NASDAQ Computer Index



Microsoft Corporation
S&P 500
NASDAQ Computer
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
6/08
6/09
6/10
6/11
6/12
6/13

	6/08	6/09	6/10	6/11	6/12	6/13
Microsoft Corporation	100.00	88.52	87.33	101.05	122.14	142.14
S&P 500	100.00	73.79	84.43	110.35	116.36	140.32
NASDAQ Computer	100.00	84.52	99.07	133.08	151.51	158.50

* $100 invested on 6/30/08 in stock or index, including reinvestment of dividends

Note About Forward-Looking Statements

Certain statements in this report, other than purely historical information, including estimates, projections, statements relating to our business plans, objectives, and expected operating results, and the assumptions upon which those statements are based, are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements may appear throughout this report, including without limitation, the following sections: "Business," "Management's Discussion and Analysis," and "Risk Factors." These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions. Forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. A detailed discussion of risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements is included in the section titled "Risk Factors" in our fiscal year 2013 Form 10-K. We undertake no obligation to update or revise publicly any forward-looking statements, whether because of new information, future events, or otherwise.

BUSINESS DESCRIPTION

GENERAL

Microsoft was founded in 1975. Our mission is to enable people and businesses throughout the world to realize their full potential by creating technology that transforms the way people work, play, and communicate. We develop and market software, services, and hardware devices that deliver new opportunities, greater convenience, and enhanced value to people's lives. We do business worldwide and have offices in more than 100 countries.

We generate revenue by developing, licensing, and supporting a wide range of software products and services, by designing and selling hardware devices, and by delivering relevant online advertising to a global customer audience. In addition to selling individual products and services, we offer suites of products and services.

Our products include operating systems for computing devices, servers, phones, and other intelligent devices; server applications for distributed computing environments; productivity applications; business solution applications; desktop and server management tools; software development tools; video games; and online advertising. We also design and sell hardware devices including Surface RT and Surface Pro, the Xbox 360 gaming and entertainment console, Kinect for Xbox 360, Xbox 360 accessories, and Microsoft PC accessories.

We offer cloud-based solutions that provide customers with software, services, and content over the Internet by way of shared computing resources located in centralized data centers. Examples of cloud-based computing services we offer include Microsoft Office 365, Microsoft Dynamics CRM Online, Windows Azure, Bing, Skype, Xbox LIVE, and Yammer. Cloud revenue is earned primarily from usage fees, advertising, and subscriptions. We also provide consulting and product and solution support services, and we train and certify computer system integrators and developers.

We conduct research and develop advanced technologies for future software, hardware, and services. We believe that we will continue to grow and meet our customers' needs by delivering a family of devices and services for individuals and businesses that empower people around the globe at home, at work, and on the go, for the activities they value most. We will continue to create new opportunities for partners, increase customer satisfaction, and improve our service excellence, business efficacy, and internal processes.

OPERATING SEGMENTS

During the periods presented, we operated our business in five segments: Windows Division, Server and Tools, Online Services Division, Microsoft Business Division, and Entertainment and Devices Division. Our segments provide management with a comprehensive financial view of our key businesses. The segments enable the alignment of strategies and objectives across the development, sales, marketing, and services organizations, and they provide a framework for timely and rational allocation of development, sales, marketing, and services resources within businesses. Additional information on our operating segments and geographic and product information is contained in Note 21 – Segment Information and Geographic Data of the Notes to Financial Statements. In July 2013, we announced a change in organizational structure as part of our transformation to a devices and services company. As we evolve how we allocate resources and analyze performance in the new structure, it is possible that our segments may change.

Windows Division

Windows Division develops and markets operating systems for computing devices, related software and online services, Surface RT and Pro devices, and PC accessories. This collection of software, hardware, and services is designed to empower individuals, companies, and organizations and to simplify everyday tasks through seamless operations across the user's hardware and software. Windows 8 is the first version of the Windows operating system that supports both x86 and ARM chip architectures and that focuses on touch. With this version, Windows is able to scale across more form factors, including mobile devices designed for consuming information and media, and devices that have high performance computing capabilities.

Windows Division revenue growth is impacted by growth of the computing device market worldwide. Currently, approximately 65% of total Windows Division revenue comes from Windows operating systems purchased by original equipment manufacturers ("OEMs"), which they pre-install on the devices they sell.

In addition to computing device market volume, Windows revenue is impacted by:

- the proliferation of new computing devices that emphasize touch and mobility functionality;
- device market changes driven by shifts between developed markets and emerging markets, and consumer devices and business devices;
- attachment of Windows to devices shipped;
- changes in inventory levels within the OEM channel;
- pricing changes and promotions, pricing variation that occurs when the mix of devices manufactured shifts from local and regional system builders to large, multinational OEMs, and different pricing of Windows versions licensed;
- demand of commercial customers for volume licensing and software assurance;
- sales of packaged software; and
- sales of Surface RT and Pro devices.

Principal Products and Services: Windows operating system; Windows Services suite of applications and web services, including Outlook.com and SkyDrive; Surface RT and Pro devices; and PC accessories.

The general availability of Surface RT and Windows 8 started on October 26, 2012. The general availability of Surface Pro started on February 9, 2013. A preview of Windows 8.1 was released on June 26, 2013.

Competition

The Windows operating system faces competition from various commercial software products and from alternative platforms and devices, mainly from Apple and Google. We believe Windows competes effectively by giving customers choice, value, flexibility, security, an easy-to-use interface, compatibility with a broad range of hardware and software applications, including those that enable productivity, and the largest support network for any operating system. The Windows 8 operating system includes the Windows Store, an online application marketplace. This marketplace benefits our developer and partner ecosystems by providing access to a large customer base and benefits Windows users by providing centralized access to certified applications.

Windows Services software and applications, including SkyDrive and Outlook.com, compete with similar software and service products from Apple, Google, Yahoo!, and a wide array of websites and portals that provide communication and sharing tools and services.

Surface Pro and RT devices and our PC accessories face competition from computer, tablet, and other hardware manufacturers, many of which are also current or potential partners and customers.

Server and Tools

Server and Tools develops and markets server software, software developer tools, cloud-based services, and solutions that are designed to make information technology professionals and developers and their systems more productive and efficient. We offer our customers both on-premise software and cloud-based offerings, bringing together the benefits of traditional on-site offerings with cloud-based services. Server software is integrated server infrastructure and middleware designed to support software applications built on the Windows Server operating system. This includes the server platform, database, business intelligence, storage, management and operations, virtualization, service-oriented architecture platform, security and identity software. Server and Tools also builds standalone and software development lifecycle tools for software architects, developers, testers, and project managers. Server offerings can be run on-site, in a partner-hosted environment, or in a Microsoft-hosted environment.

Our cloud-based services comprise a scalable operating system with computing, storage, database, and management, along with comprehensive cloud solutions, from which customers can build, deploy, and manage enterprise workloads and web applications. These services also include a platform that helps developers build and connect applications and services in the cloud or on premise. Our goal is to enable customers to devote more resources to development and use of applications that benefit their businesses, rather than managing on-premises hardware and software.

Windows Embedded extends the power of Windows and the cloud to intelligent systems by delivering specialized operating systems, tools, and services. In addition, Server and Tools offers a broad range of enterprise consulting and product support services ("Enterprise Services") that assist customers in developing, deploying, and managing Microsoft server and desktop solutions. Server and Tools also provides training and certification to developers and information technology professionals for our Server and Tools, Microsoft Business Division, and Windows Division products and services.

Approximately 80% of Server and Tools revenue comes from product revenue, including purchases through volume licensing programs, licenses sold to OEMs, and retail packaged product, while the remainder comes from Enterprise Services.

Principal Products and Services: Windows Server operating systems; Windows Azure; Microsoft SQL Server; Windows Intune; Windows Embedded; Visual Studio; System Center products; Microsoft Consulting Services; and Premier product support services.

Competition

Our server operating system products face competition from a wide variety of server operating systems and applications offered by companies with a range of market approaches. Vertically integrated computer manufacturers such as Hewlett-Packard, IBM, and Oracle offer their own versions of the Unix operating system preinstalled on server hardware. Nearly all computer manufacturers offer server hardware for the Linux operating system and many contribute to Linux operating system development. The competitive position of Linux has also benefited from the large number of compatible applications now produced by many commercial and non-commercial software developers. A number of companies, such as Red Hat, supply versions of Linux.

We compete to provide enterprise-wide computing solutions and point solutions with numerous commercial software vendors that offer solutions and middleware technology platforms, software applications for connectivity (both Internet and intranet), security, hosting, database, and e-business servers. IBM and Oracle lead a group of companies focused on the Java Platform Enterprise Edition that compete with our enterprise-wide computing solutions. Commercial competitors for our server applications for PC-based distributed client/server environments include CA Technologies, IBM, and Oracle. Our Web application platform software competes with open source software such as Apache, Linux, MySQL, and PHP. In middleware, we compete against Java middleware such as Geronimo, JBoss, and Spring Framework.

Our system management solutions compete with server management and server virtualization platform providers, such as BMC, CA Technologies, Hewlett-Packard, IBM, and VMware. Our database, business intelligence, and data warehousing solutions offerings compete with products from IBM, Oracle, SAP, and other companies. Our products for software developers compete against offerings from Adobe, IBM, Oracle, other companies, and open-source projects, including Eclipse (sponsored by CA Technologies, IBM, Oracle, and SAP), PHP, and Ruby on Rails, among others.

Our embedded systems compete in a highly fragmented environment in which key competitors include IBM, Intel, and versions of embeddable Linux from commercial Linux vendors such as Metrowerks and MontaVista Software.

Our cloud-based services face diverse competition from companies such as Amazon, Google, IBM, Oracle, Salesforce.com, VMware, and other open source offerings. The Enterprise Services business competes with a wide range of companies, including multinational consulting firms and small niche businesses focused on specific technologies.

We believe our server products, cloud-based services, and Enterprise Services provide customers with advantages in performance, total costs of ownership, and productivity by delivering superior applications, development tools, compatibility with a broad base of hardware and software applications, security, and manageability.

Online Services Division

Online Services Division ("OSD") develops and markets information and content designed to help people simplify tasks and make more informed decisions online, and help advertisers connect with audiences. OSD offerings include Bing, Bing Ads, and MSN. We are also the exclusive algorithmic and paid search platform for Yahoo! websites worldwide. We have completed the Yahoo! worldwide algorithmic transition and the paid search transition in the U.S. and several international markets, and are transitioning paid search in the remaining international markets. Bing and MSN generate revenue through the sale of search and display advertising, accounting for nearly all of OSD's revenue. We have expanded Bing beyond a standalone consumer search engine, and have integrated the technology into other Microsoft products, including Windows 8, the new Office, Xbox 360, and Windows Phone, to enhance those offerings. We plan to continue to incorporate Bing into our product and service portfolio.

Principal Products and Services: Bing; Bing Ads; and MSN.

Competition

OSD competes with Google and a wide array of websites and portals that provide content and online offerings to end users. Our success depends on our ability to attract new users, understand intent, and match intent with relevant content and advertiser offerings. We believe we can attract new users by continuing to offer new and compelling products and services and to further differentiate our offerings by providing a broad selection of content and by helping users make faster, more informed decisions and take action more quickly by providing relevant search results, expanded search services, and deeply-integrated social recommendations.

Microsoft Business Division

Microsoft Business Division ("MBD") offerings consist of the Microsoft Office system ("Office," comprising mainly the core Office product set, Office 365, SharePoint, Exchange, and Lync) and Microsoft Dynamics business solutions, which may be delivered either on premise or as a cloud-based service. Office is designed to increase personal, team, and organization productivity through a range of programs, services, and software solutions and generates over 90% of MBD revenue. Growth in Office depends on our ability to add value to the core Office product set and to continue to expand our product offerings in other areas such as content management, enterprise search, collaboration, unified communications, and business intelligence. Microsoft Dynamics products provide business solutions for financial management, customer relationship management ("CRM"), supply chain management, and analytics applications for small and mid-size businesses, large organizations, and divisions of global enterprises.

Approximately 85% of MBD revenue is generated from sales to businesses, which includes Office revenue generated through subscriptions and volume licensing agreements as well as Microsoft Dynamics revenue. Revenue from sales to businesses generally depends upon the number of information workers in a licensed enterprise and is therefore relatively independent of the number of PCs sold in a given year. Approximately 15% of MBD revenue is derived from sales to consumers, which includes revenue from retail packaged product, subscription sales, and OEM revenue. This revenue generally is affected by the level of PC shipments, the shift to subscription-based licensing, and product launches.

Principal Products and Services: Microsoft Office; Microsoft Exchange; Microsoft SharePoint; Microsoft Lync; Yammer; Microsoft Office Project and Office Visio; Microsoft Dynamics ERP and Dynamics CRM; Microsoft Office 365, which is an online services offering of Microsoft Office, Exchange, SharePoint, Lync, and Microsoft Office Web Apps, which are the online companions to Microsoft Word, Excel, PowerPoint, and OneNote.

The general availability of the new Office started on January 29, 2013.

Competition

Competitors to Office include software application vendors such as Adobe, Apple, Cisco, Google, IBM, Oracle, SAP, and numerous Web-based competitors as well as local application developers in Asia and Europe. Apple distributes versions of its application software products with various models of its PCs and through its mobile devices and has a measurable installed base for these pre-installed applications, such as email, note taking, and calendar. Cisco is using its position in enterprise communications equipment to grow its unified communications business. IBM has a measurable installed base with its office productivity products. Google provides a hosted messaging and productivity suite that competes with Office. Web-based offerings competing with individual applications can also position themselves as alternatives to Office products. We believe our products compete effectively based on our strategy of providing powerful, flexible, secure, easy to use solutions that work well with technologies our customers already have and are available on a device or via the cloud.

Our Microsoft Dynamics products compete with vendors such as Oracle and SAP in the market for large organizations and divisions of global enterprises. In the market focused on providing solutions for small and mid-sized businesses, our Microsoft Dynamics products compete with vendors such as Infor, Sage, and NetSuite. Salesforce.com's on-demand CRM offerings compete directly with Microsoft Dynamics CRM Online and Microsoft Dynamics CRM's on-premise offerings.

Entertainment and Devices Division

Entertainment and Devices Division ("EDD") develops and markets products and services designed to entertain and connect people. The Xbox entertainment platform, including Kinect, is designed to provide a unique variety of entertainment choices through the use of our devices, peripherals, content, and online services. Skype is designed to connect friends, family, clients, and colleagues through a variety of devices. Windows Phone is designed to bring users closer to the people, applications, and content they need, while providing unique capabilities such as Microsoft Office and Xbox LIVE. Through a strategic alliance, Windows Phone and Nokia are jointly creating new mobile products and services and extending established product and services to new markets. EDD revenue also includes revenue from licensing mobile-related patents.

Principal Products and Services: Xbox 360 gaming and entertainment console, Kinect for Xbox 360, Xbox 360 video games, Xbox 360 accessories; Xbox LIVE; Skype; and Windows Phone.

Competition

Our Xbox gaming and entertainment business competes with console platforms from Nintendo and Sony, both of which have a large, established base of customers. The lifecycle for gaming and entertainment consoles averages five to 10 years. We released Xbox 360 in November 2005. Nintendo and Sony released competing versions of their game consoles in November 2006. In June 2013, we announced that we expect our next generation console, Xbox One, to be available for purchase in the second quarter of fiscal year 2014. Sony also announced their next generation console will be available for purchase in late 2013. Nintendo released their latest generation console in November 2012.

We believe the success of gaming and entertainment consoles is determined by the availability of games for the console, providing exclusive game content that gamers seek, the computational power and reliability of the console, and the ability to create new experiences via online services, downloadable content, and peripherals. In addition to Nintendo and Sony, our businesses compete with both Apple and Google in offering content products and services to the consumer. We believe the Xbox entertainment platform is positioned well against competitive products and services based on significant innovation in hardware architecture, user interface, developer tools, online gaming and entertainment services, and continued strong exclusive content from our own game franchises as well as other digital content offerings.

Windows Phone faces competition primarily from Apple, Google, and Blackberry. Skype competes primarily with Apple and Google, which offer a selection of instant messaging, voice, and video communication products.

We compete primarily on the basis of product quality and variety, unique capabilities of our products, timing of product releases, and effectiveness of distribution and marketing.

OPERATIONS

We have operations centers that support all operations in their regions, including customer contract and order processing, credit and collections, information processing, and vendor management and logistics. The regional center in Ireland supports the European, Middle Eastern, and African region; the center in Singapore supports the Japan, India, Greater China, and Asia-Pacific region; and the centers in Fargo, North Dakota, Fort Lauderdale, Florida, Puerto Rico, Redmond, Washington, and Reno, Nevada support Latin America and North America. In addition to the operations centers, we also operate data centers throughout the Americas, Europe, and Asia regions.

To serve the needs of customers around the world and to improve the quality and usability of products in international markets, we localize many of our products to reflect local languages and conventions. Localizing a product may require modifying the user interface, altering dialog boxes, and translating text.

We contract most of our manufacturing activities for Xbox 360 and related games, Kinect for Xbox 360, various retail software packaged products, Surface devices, and Microsoft PC accessories to third parties. Our products may include some components that are available from only one or limited sources. Our Xbox 360 console, Kinect for Xbox 360, Surface devices, and Microsoft PC accessories include key components that are supplied by a single source. The integrated central processing unit/graphics processing unit for the Xbox 360 console is purchased from IBM, and the supporting embedded dynamic random access memory chips are purchased from Taiwan Semiconductor Manufacturing Company. We generally have the ability to use other manufacturers if the current vendor becomes unavailable or unable to meet our requirements. We generally have multiple sources for raw materials, supplies, and components, and are often able to acquire component parts and materials on a volume discount basis.

RESEARCH AND DEVELOPMENT

During fiscal years 2013, 2012, and 2011, research and development expense was $10.4 billion, $9.8 billion, and $9.0 billion, respectively. These amounts represented 13% of revenue in each of those years. We plan to continue to make significant investments in a broad range of research and development efforts.

Product and Service Development and Intellectual Property

We develop most of our products and services internally. Internal development allows us to maintain competitive advantages that come from product differentiation and closer technical control over our products and services. It also gives us the freedom to decide which modifications and enhancements are most important and when they should be implemented. We strive to obtain information as early as possible about changing usage patterns and hardware advances that may affect software design. Before releasing new software platforms, we provide application vendors with a range of resources and guidelines for development, training, and testing. Generally, we also create product documentation internally.

We protect our intellectual property investments in a variety of ways. We work actively in the U.S. and internationally to ensure the enforcement of copyright, trademark, trade secret, and other protections that apply to our software and hardware products, services, business plans, and branding. We are a leader among technology companies in pursuing patents and currently have a portfolio of over 35,000 U.S. and international patents issued and over 38,000 pending. While we employ much of our internally developed intellectual property exclusively in Microsoft products and services, we also engage in outbound and inbound licensing of specific patented technologies that are incorporated into licensees' or Microsoft's products. From time to time, we enter into broader cross-license agreements with other technology companies covering entire groups of patents. We also purchase or license technology that we incorporate into our products or services. At times, we make select intellectual property broadly available at no or low cost to achieve a strategic objective, such as promoting industry standards, advancing interoperability, or attracting and enabling our external development community.

While it may be necessary in the future to seek or renew licenses relating to various aspects of our products and business methods, we believe, based upon past experience and industry practice, such licenses generally could be obtained on commercially reasonable terms. We believe our continuing research and product development are not materially dependent on any single license or other agreement with a third party relating to the development of our products.

Investing in the Future

Microsoft's success is based on our ability to create new and compelling products, services, and experiences for our users, to initiate and embrace disruptive technology trends, to enter new geographic and product markets, and to drive broad adoption of our products and services. We invest in a range of emerging technology trends and breakthroughs that we believe offer significant opportunities to deliver value to our customers and growth for the company. We maintain our long-term commitment to research and development across a wide spectrum of technologies, tools, and platforms spanning communication and collaboration, information access and organization, entertainment, business and e-commerce, advertising, and devices.

While our main research and development facilities are located in Redmond, Washington, we also operate research and development facilities in other parts of the U.S. and around the world, including Canada, China, Denmark, Estonia, Germany, India, Ireland, Israel, and the United Kingdom. This global approach helps us remain competitive in local markets and enables us to continue to attract top talent from across the world. We generally fund research at the corporate level to ensure that we are looking beyond immediate product considerations to opportunities further in the future. We also fund research and development activities at the business segment level. Much of our business segment level research and development is coordinated with other segments and leveraged across the company.

In addition to our main research and development operations, we also operate Microsoft Research. Microsoft Research is one of the world's largest computer science research organizations, and works in close collaboration with top universities around the world to advance the state-of-the-art in computer science, providing us a unique perspective on future technology trends.

Based on our assessment of key technology trends and our broad focus on long-term research and development, we see significant opportunities to drive future growth in smart connected devices, cloud computing, entertainment, search, communications, and productivity through our devices and services strategy.

DISTRIBUTION, SALES, AND MARKETING

We market and distribute our products and services primarily through the following channels: OEMs; distributors and resellers; and online.

OEMs

We distribute software through OEMs that pre-install our software on new PCs, tablets, servers, smartphones, and other intelligent devices that they sell to end customers. The largest component of the OEM business is the Windows operating system pre-installed on computing devices. OEMs also sell hardware pre-installed with other Microsoft products, including server and embedded operating systems and applications such as our Microsoft Office suite. In addition to these products, we also market our services, such as our Windows SkyDrive service, through OEMs.

There are two broad categories of OEMs. The largest OEMs, many of which operate globally, are referred to as "Direct OEMs," as our relationship with them is managed through a direct agreement between Microsoft and the OEM. We have distribution agreements covering one or more of our products with virtually all of the multinational OEMs, including Acer, ASUS, Dell, Fujitsu, HTC, Hewlett-Packard, LG, Lenovo, Nokia, Samsung, Sony, Toshiba, and with many regional and local OEMs. The second broad category of OEMs consists of lower-volume PC manufacturers (also called "system builders"), which source their Microsoft software for pre-installation and local redistribution primarily through the Microsoft distributor channel rather than through a direct agreement or relationship with Microsoft.

Distributors and Resellers

Many organizations that license our products and services through enterprise agreements transact directly with us, with sales support from solution integrators, independent software vendors, web agencies, and developers that advise organizations on licensing our products and services ("Enterprise Software Advisors"). Organizations also license our products and services indirectly, primarily through large account resellers ("LARs"), distributors, value-added resellers ("VARs"), OEMs, system builder channels, and retailers. Although each type of reselling partner reaches organizations of all sizes, LARs are primarily engaged with large organizations, distributors resell primarily to VARs, and VARs typically reach small-sized and medium-sized organizations. Enterprise Software Advisors typically are also authorized as LARs and operate as resellers for our other licensing programs, such as the Select Plus and Open licensing programs discussed under "Licensing Options" below. Some of our distributors include Ingram Micro and Tech Data, and some of our largest resellers include CDW, Dell, Insight Enterprises, and Software House International.

Our Microsoft Dynamics software offerings are licensed to enterprises through a global network of channel partners providing vertical solutions and specialized services. We distribute our retail packaged products primarily through independent non-exclusive distributors, authorized replicators, resellers, and retail outlets. Individual consumers obtain these products primarily through retail outlets, such as Wal-Mart, Dixons, and Microsoft Stores. We distribute our hardware products, including Surface, Xbox, and PC accessories, through third-party retailers and Microsoft Stores. We have a network of field sales representatives and field support personnel that solicits orders from distributors and resellers, and provides product training and sales support.

Online

Although client-based software will continue to be an important part of our business, increasingly we are delivering additional value to customers through cloud-based services. We provide online content and services to consumers through Bing, MSN portals and channels, Microsoft Office Web Apps, Office 365, Windows Phone Marketplace, Xbox LIVE, Outlook.com, Skype, and Windows Store. We also provide to business users commercial cloud-based services such as Exchange Online, Microsoft Dynamics CRM Online, Windows Azure, Windows Intune, and Office 365 consisting of online versions of Office, Exchange, SharePoint, Lync, and Yammer. Other services delivered online include our online advertising platform with offerings for advertisers and publishers, as well as Microsoft Developer Networks subscription content and updates, periodic product updates, and online technical and practice readiness resources to support our partners in developing and selling our products and solutions. As we increasingly deliver online services, we sell many of these cloud-based services through our enterprise agreements and have also enabled new sales programs to reach small and medium-sized businesses. These new programs include direct sales, direct sales supported by a large network of partner advisors, and resales of services through operator channels, such as telephone, cell, and cable providers. We also sell our products through our online store, microsoftstore.com.

LICENSING OPTIONS

We license software to organizations under arrangements that allow the end-user customer to acquire multiple licenses of products and services. Our arrangements for organizations to acquire multiple licenses of products and services are designed to provide them with a means of doing so without having to acquire separate packaged product through retail channels. In delivering organizational licensing arrangements to the market, we use different programs designed to provide flexibility for organizations of various sizes. While these programs may differ in various parts of the world, generally they include those discussed below.

Open Licensing

Designed primarily for small-to-medium organizations, Open Programs allows customers to acquire perpetual or subscription licenses and, at the customer's election, rights to future versions of software products over a specified time period (two or three years depending on the Open Programs used). The offering that conveys rights to future versions of certain software products over the contract period is called software assurance. Software assurance also provides support, tools, and training to help customers deploy and use software efficiently. Open Programs has several variations to fit customers' diverse way of purchasing. Under the Open License Program, customers can acquire licenses only or licenses with software assurance. They can also renew software assurance upon the expiration of existing volume licensing agreements.

Select Plus Licensing

Designed primarily for medium-to-large organizations, the Select Plus Program allows customers to acquire perpetual licenses and, at the customer's election, software assurance over a specified time period (generally three years or less). Similar to Open Programs, the Select Plus Program allows customers to acquire licenses only, acquire licenses with software assurance, or renew software assurance upon the expiration of existing volume licensing agreements. Online services are also available for purchase through the Select Plus Program, and subscriptions are generally structured with terms between one and three years.

Partner Licensing

The Microsoft Services Provider License Agreement is a program targeted at service providers and Independent Software Vendors allowing these partners to provide software services and hosted applications to their end customers. Agreements are generally structured with a three-year term, and partners are billed monthly based upon consumption. Microsoft Online Services Reseller Agreement is a program enabling partners to package Microsoft Online Services with the partners' services. Microsoft Online Subscription Agreement is designed to enable small and medium-sized businesses to easily purchase Microsoft Online Services. The program allows customers to acquire monthly or annual subscriptions for cloud-based services. Windows Azure Agreement is designed to enable small and medium-sized businesses to purchase Windows Azure Subscription plans on a "pay-as-you-go" basis.

Enterprise Agreement Licensing

Enterprise agreements are targeted at medium- and large-sized organizations that want to acquire licenses to Online Services and/or software products, along with software assurance, for all or substantial parts of their enterprise.

Enterprises can elect to either acquire perpetual licenses or, under the Enterprise Subscription Program, can acquire non-perpetual, subscription agreements for a specified time period (generally three years). Online Services are also available for purchase through the enterprise agreement and subscriptions are generally structured with three year terms.

CUSTOMERS

Our customers include individual consumers, small- and medium-sized organizations, enterprises, governmental institutions, educational institutions, Internet service providers, application developers, and OEMs. Consumers and small and medium-sized organizations obtain our products primarily through distributors, resellers, and OEMs. No sales to an individual customer accounted for more than 10% of fiscal year 2013, 2012, or 2011 revenue. Our practice is to ship our products promptly upon receipt of purchase orders from customers; consequently, backlog is not significant.

EMPLOYEES

As of June 30, 2013, we employed approximately 99,000 people on a full-time basis, 58,000 in the U.S. and 41,000 internationally. Of the total, 37,000 were in product research and development, 26,000 in sales and marketing, 21,000 in product support and consulting services, 6,000 in manufacturing and distribution, and 9,000 in general and administration. Our success is highly dependent on our ability to attract and retain qualified employees. None of our employees are subject to collective bargaining agreements.

AVAILABLE INFORMATION

Our Internet address is www.microsoft.com. At our Investor Relations website, www.microsoft.com/investor, we make available free of charge a variety of information for investors. Our goal is to maintain the Investor Relations website as a portal through which investors can easily find or navigate to pertinent information about us, including:

- our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports, as soon as reasonably practicable after we electronically file that material with or furnish it to the Securities and Exchange Commission ("SEC");
- information on our business strategies, financial results, and key performance indicators;
- announcements of investor conferences, speeches, and events at which our executives talk about our product, service, and competitive strategies. Archives of these events are also available;
- press releases on quarterly earnings, product and service announcements, legal developments, and international news;
- corporate governance information including our articles, bylaws, governance guidelines, committee charters, codes of conduct and ethics, global corporate citizenship initiatives, and other governance-related policies;
- other news and announcements that we may post from time to time that investors might find useful or interesting; and
- opportunities to sign up for email alerts and RSS feeds to have information pushed in real time.

The information found on our website is not part of this or any other report we file with, or furnish to, the SEC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis ("MD&A") is intended to help the reader understand the results of operations and financial condition of Microsoft Corporation. MD&A is provided as a supplement to, and should be read in conjunction with, our financial statements and the accompanying Notes to Financial Statements.

OVERVIEW

Microsoft is a technology leader focused on helping people and businesses throughout the world realize their full potential. We create technology that transforms the way people work, play, and communicate across a wide range of computing devices.

We generate revenue by developing, licensing, and supporting a wide range of software products, by offering an array of services, including cloud-based services to consumers and businesses, by designing and selling devices that integrate with our cloud-based services, and by delivering relevant online advertising to a global audience. Our most significant expenses are related to compensating employees, designing, manufacturing, marketing, and selling our products and services, and income taxes.

Industry Trends

Our industry is dynamic and highly competitive, with frequent changes in both technologies and business models. Each industry shift is an opportunity to conceive new products, new technologies, or new ideas that can further transform the industry and our business. At Microsoft, we push the boundaries of what is possible through a broad range of research and development activities that seek to identify and address the changing demands of customers, industry trends, and competitive forces.

Key Opportunities and Investments

Based on our assessment of key technology trends and our broad focus on long-term research and development of new products and services, we see significant opportunities to generate future growth.

We invest research and development resources in new products and services in these areas. The capabilities and accessibility of PCs, tablets, phones, televisions, and other devices powered by rich software platforms and applications continue to grow. With this trend, we believe the full potential of software will be seen and felt in how people use these devices and the associated services at work and in their personal lives.

Devices with end-user services

We work with an ecosystem of partners to deliver a broad spectrum of Windows devices. In some cases, we build our own devices, as we have chosen to do with Xbox and Surface. In all our work with partners and on our own devices, we focus on delivering seamless services and experiences across devices. As consumer services and hardware advance, we expect they will continue to better complement one another, connecting the devices people use daily to unique communications, productivity, and entertainment services from Microsoft and our partners and developers around the world.

Windows 8 reflects this shift. Launched in October 2012, Windows 8 was designed to unite the light, thin, and convenient aspects of a tablet with the power of a PC. The Windows 8 operating system includes the Windows Store, which offers a large and growing number of applications from Microsoft and partners for both business and consumer customers.

Going forward, our strategy will focus on creating a family of devices and services for individuals and businesses that empower people around the globe at home, at work, and on the go, for the activities they value most. This strategy will require investment in datacenters and other infrastructure to support our services, and will bring continued competition with Apple, Google, and other well-established and emerging competitors. We believe our history of powering devices such as Windows PCs and Xbox, as well as our experience delivering high-value experiences through Office and other applications, will position us for future success.

Services for the enterprise

Today, businesses face important opportunities and challenges. Enterprises are asked to deploy technology that drives business strategy forward. They decide what solutions will make employees more productive, collaborative, and satisfied, or connect with customers in new and compelling ways. They work to unlock business insights from a world of data. At the same time, they must manage and secure corporate information that employees access across a growing number of personal and corporate devices.

To address these opportunities, businesses look to our world-class business applications like Microsoft Dynamics, Office, Exchange, SharePoint, Lync, Yammer, and our business intelligence solutions. They rely on our technology to manage employee corporate identity and to protect their corporate data. And, increasingly, businesses of all sizes are looking to Microsoft to realize the benefits of the cloud.

Helping businesses move to the cloud is one of our largest opportunities. Cloud-based solutions provide customers with software, services, and content over the Internet by way of shared computing resources located in centralized data centers. The shift to the cloud is driven by three important economies of scale: larger data centers can deploy computational resources at significantly lower cost per unit than smaller ones; larger data centers can coordinate and aggregate diverse customer, geographic, and application demand patterns improving the utilization of computing, storage, and network resources; and multi-tenancy lowers application maintenance labor costs for large public clouds. Because of the improved economics, the cloud offers unique levels of elasticity and agility that enable new solutions and applications. For businesses of all sizes, the cloud creates the opportunity to focus on innovation while leaving non-differentiating activities to reliable and cost-effective providers.

Unique to Microsoft, we continue to design and deliver cloud solutions that allow our customers to use both the cloud and their on-premise assets however best suits their own needs. For example, a company can choose to deploy Office or Microsoft Dynamics on premise, as a cloud service, or a combination of both. With Windows Server 2012, Windows Azure, and System Center infrastructure, businesses can deploy applications in their own datacenter, a partner's datacenter, or in Microsoft's datacenter with common security, management, and administration across all environments, with the flexibility and scale they desire. These hybrid capabilities allow customers to fully harness the power of the cloud so they can achieve greater levels of efficiency and tap new areas of growth.

Our future opportunity

There are several distinct areas of technology that we are focused on driving forward. Our goal is to lead the industry in these areas over the long-term, which we expect will translate to sustained growth well into the future. We are investing significant resources in:

- Developing new form factors that have increasingly natural ways to use them, including touch, gesture, and speech.
- Applying machine learning to make technology more intuitive and able to act on our behalf, instead of at our command.
- Building and running cloud-based services in ways that unleash new experiences and opportunities for businesses and individuals.
- Establishing our Windows platform across the PC, tablet, phone, server, and cloud to drive a thriving ecosystem of developers, unify the cross-device user experience, and increase agility when bringing new advances to market.
- Delivering new high-value experiences with improvements in how people learn, work, play, and interact with one another.

We believe the breadth of our devices and services portfolio, our large, global partner and customer base, and the growing Windows ecosystem position us to be a leader in these areas.

Economic Conditions, Challenges, and Risks

The market for software, devices, and cloud-based services is dynamic and highly competitive. Some of our traditional businesses such as the Windows operating system are in a period of transition. Our competitors are developing new devices and deploy competing cloud-based services for consumers and businesses. The devices and form factors customers prefer evolve rapidly, and influence how users access services in the cloud and in some cases the user's choice of which suite of cloud-based services to use. The Windows ecosystem must continue to evolve and adapt, over an extended time, in pace with this changing environment. To support our strategy of offering a family of devices and services designed to empower our customers for the activities they value most, we announced a functional realignment in July 2013. Through this realignment our goal is to become more nimble, collaborative, communicative, motivated, and decisive. Even if we achieve these benefits, the investments we are making in devices and infrastructure to support our cloud-based services will increase our operating costs and may decrease our operation margins.

We prioritize our investments among the highest long-term growth opportunities. These investments require significant resources and are multi-year in nature. The products and services we bring to market may be developed internally, as part of a partnership or alliance, or through acquisition.

Our success is highly dependent on our ability to attract and retain qualified employees. We hire a mix of university and industry talent worldwide. Microsoft competes for talented individuals worldwide by offering broad customer reach, scale in resources, and competitive compensation.

Aggregate demand for our software, services, and hardware is correlated to global macroeconomic factors, which remain dynamic. See a discussion of these factors and other risks under Risk Factors in our fiscal year 2013 Form 10-K.

Seasonality

Our revenue historically has fluctuated quarterly and has generally been highest in the second quarter of our fiscal year due to corporate calendar year-end spending trends in our major markets and holiday season spending by consumers. Our Entertainment and Devices Division is particularly seasonal as its products are aimed at the consumer market and are in highest demand during the holiday shopping season. Typically, the Entertainment and Devices Division has generated approximately 40% of its yearly revenue in our second fiscal quarter.

Unearned Revenue

Quarterly and annual revenue may be impacted by the deferral of revenue. See the discussions below regarding revenue deferred on sales of Windows 7 with an option to upgrade to Windows 8 Pro at a discounted price (the "Windows Upgrade Offer") and sales of the previous version of the Microsoft Office system with a guarantee to be upgraded to the new Office at minimal or no cost (the "Office Upgrade Offer", for the offer relating to the new Office, and "the 2010 Office Upgrade Offer" for the prior offer relating to Office 2010).

If our customers elect to license cloud-based versions of our products and services rather than licensing transaction-based products and services, the associated revenue will shift from being recognized at the time of the transaction to being recognized over the subscription period or upon consumption, as applicable.

RESULTS OF OPERATIONS

Summary

(In millions, except percentages and per share amounts)	2013	2012	2011	Percentage Change 2013 Versus 2012	Percentage Change 2012 Versus 2011
Revenue	**$ 77,849**	$ 73,723	$ 69,943	6%	5%
Operating income	**$ 26,764**	$ 21,763	$ 27,161	23%	(20)%
Diluted earnings per share	**$ 2.58**	$ 2.00	$ 2.69	29%	(26)%

Fiscal year 2013 compared with fiscal year 2012

Revenue increased, primarily due to higher revenue from Server and Tools as well as revenue from new products and services, including Windows 8, Surface, and the new Office, offset in part by the impact on revenue of a decline in the x86 PC market.

Operating income grew, primarily due to the $6.2 billion goodwill impairment charge related to our OSD business recorded during the prior year. Other key changes in cost of revenue and operating expenses were:

- Cost of revenue increased $2.7 billion or 16%, reflecting increased product costs associated with Surface and Windows 8, including an approximately $900 million charge for Surface RT inventory adjustments, higher headcount-related expenses, payments made to Nokia related to joint strategic initiatives, royalties on Xbox LIVE content, and retail stores expenses, offset in part by decreased costs associated with lower sales of Xbox 360 consoles and decreased traffic acquisition costs.
- Sales and marketing expenses increased $1.4 billion or 10%, reflecting advertising of Windows 8 and Surface.
- Research and development expenses increased $600 million or 6%, due mainly to higher headcount-related expenses, largely related to the Entertainment and Devices Division.
- General and administrative expenses increased $580 million or 13%, due to higher legal charges, primarily the EU fine of $733 million.

Fiscal year 2012 compared with fiscal year 2011

Revenue increased primarily due to strong sales of Server and Tools products and services and the 2010 Microsoft Office system, offset in part by the decline in Windows operating system revenue primarily due to the deferral of $540 million of revenue relating to the Windows Upgrade Offer. Revenue in fiscal year 2012 also included Skype revenue from the date of acquisition.

Operating income decreased reflecting a goodwill impairment charge of $6.2 billion related to our OSD business segment. Other key changes in cost of revenue and operating expenses were:

- Cost of revenue increased $2.0 billion or 13%, reflecting higher costs associated with providing Server and Tools products and services, payments made to Nokia related to joint strategic initiatives, higher Xbox 360 royalty costs, and other changes in the mix of products and services sold.
- Research and development expenses increased $768 million or 8%, due mainly to higher headcount-related expenses.
- General and administrative expenses increased $347 million or 8%, due mainly to higher headcount-related expenses and the full year impact of new Puerto Rican excise taxes, offset in part by decreased legal charges.

Headcount-related expenses were higher across the company reflecting a 4% increase in headcount from June 30, 2011 and changes in our employee compensation program.

Fiscal year 2012 diluted earnings per share were negatively impacted by the non-tax deductible goodwill impairment charge, which decreased diluted earnings per share by $0.73. Fiscal year 2011 net income and diluted earnings per share reflected a partial settlement with the U.S. Internal Revenue Service ("I.R.S.") and higher other income. The partial settlement with the I.R.S. added $461 million to net income and $0.05 to diluted earnings per share in fiscal year 2011.

SEGMENT REVENUE/OPERATING INCOME (LOSS)

The revenue and operating income (loss) amounts in this section are presented on a basis consistent with accounting principles generally accepted in the U.S. ("U.S. GAAP") and include certain reconciling items attributable to each of the segments. Segment information appearing in Note 21 – Segment Information and Geographic Data of the Notes to Financial Statements is presented on a basis consistent with our internal management reporting. Certain corporate-level activity has been excluded from segment operating results and is analyzed separately. We have recast certain prior period amounts within this MD&A to conform to the way we internally managed and monitored segment performance during fiscal year 2013, reflecting immaterial movements of business activities between segments and changes in cost allocations. In July 2013, we announced a change in organizational structure as part of our transformation to a devices and services company. As we evolve how we allocate resources and analyze performance in the new structure, it is possible that our segments may change.

Windows Division

(In millions, except percentages)	2013	2012	2011	Percentage Change 2013 Versus 2012	Percentage Change 2012 Versus 2011
Revenue	**$ 19,239**	$ 18,400	$ 19,061	5%	(3)%
Operating income	**$ 9,504**	$ 11,555	$ 12,280	(18)%	(6)%

Windows Division develops and markets operating systems for computing devices, related software and online services, Surface RT and Pro devices, and PC accessories. This collection of software, hardware, and services is designed to empower individuals, companies, and organizations and to simplify everyday tasks through seamless operations across the user's hardware and software. The general availability of Surface RT and Windows 8 started October 26, 2012. The general availability of Surface Pro started February 9, 2013.

Currently, approximately 65% of total Windows Division revenue comes from Windows operating systems purchased by original equipment manufacturers ("OEMs") and pre-installed on devices they sell. The remaining Windows Division revenue is generated by commercial and retail sales of Windows, Surface, PC accessories, and online advertising.

Fiscal year 2013 compared with fiscal year 2012

Windows Division revenue increased $839 million. Surface revenue was $853 million. Revenue from commercial licensing of Windows increased $487 million, while unearned revenue from commercial licensing also increased, reflecting continued support of our platform. In addition, we recognized $540 million of previously deferred revenue related to the expiration of the Windows Upgrade Offer. Partially offsetting these increases was a decrease in OEM revenue.

OEM revenue decreased 3%. Excluding the impact of the Windows Upgrade Offer, OEM revenue decreased 10%. This decrease primarily reflects the impact on revenue of the decline in the x86 PC market, which we estimate declined approximately 9%.

In May 2013, we announced that we had surpassed 100 million licenses sold for Windows 8.

Windows Division operating income decreased, primarily due to higher cost of revenue and sales and marketing expenses, offset in part by revenue growth. Cost of revenue increased $1.8 billion, reflecting a $1.6 billion increase in product costs associated with Surface and Windows 8, including a charge for Surface RT inventory adjustments of approximately $900 million. Sales and marketing expenses increased $1.0 billion or 34%, reflecting an $898 million increase in advertising costs associated primarily with Windows 8 and Surface.

Fiscal year 2012 compared with fiscal year 2011

Windows Division revenue reflected relative performance in the PC market segments. We estimate that sales of PCs to businesses grew approximately 4% and sales of PCs to consumers decreased 1%. Excluding a decline in sales of netbooks, we estimate that sales of PCs to consumers grew approximately 5%. Taken together, the total PC market increased an estimated 0% to 2%. Relative to PC market growth, Windows Division revenue was negatively impacted by higher growth in emerging markets, where average selling prices are lower than developed markets, and the deferral of $540 million of revenue relating to the Windows Upgrade Offer.

Windows Division operating income decreased, due mainly to lower revenue and a $172 million or 11% increase in research and development expenses, primarily associated with the Windows 8 operating system.

Server and Tools

(In millions, except percentages)	2013	2012	2011	Percentage Change 2013 Versus 2012	Percentage Change 2012 Versus 2011
Revenue	**$ 20,281**	$ 18,534	$ 16,559	9%	12%
Operating income	**$ 8,164**	$ 7,235	$ 6,105	13%	19%

Server and Tools develops and markets technology and related services that enable information technology professionals and their systems to be more productive and efficient. Server and Tools product and service offerings include Windows Server, Microsoft SQL Server, Windows Azure, Visual Studio, System Center products, Windows Embedded device platforms, and Enterprise Services. Enterprise Services comprise Premier product support services and Microsoft Consulting Services. We also offer developer tools, training, and certification. Approximately 80% of Server and Tools revenue comes from product revenue, including purchases through volume licensing programs, licenses sold to OEMs, and retail packaged product, while the remainder comes from Enterprise Services.

Fiscal year 2013 compared with fiscal year 2012

Server and Tools revenue increased in both product sales and Enterprise Services. Product revenue increased $1.3 billion or 9%, driven primarily by growth in Microsoft SQL Server, System Center, and Windows Server. Enterprise Services revenue grew $434 million or 11%, due to growth in both Premier product support and consulting services.

Server and Tools operating income increased, primarily due to revenue growth, offset in part by higher cost of revenue and sales and marketing expenses. Cost of revenue grew $589 million or 15%, reflecting a $269 million increase in headcount-related expenses and a $169 million increase in datacenter expenses. Headcount-related expenses increased due mainly to higher Enterprise Services headcount supporting revenue growth, while datacenter expenses grew primarily to support our online services offerings. Sales and marketing expenses grew $160 million or 3%, reflecting increased fees paid to third-party enterprise software advisors and corporate sales and marketing activities.

Fiscal year 2012 compared with fiscal year 2011

Server and Tools revenue increased in both product sales and Enterprise Services. Product revenue increased $1.4 billion or 11%, driven primarily by growth in SQL Server, Windows Server, and System Center, reflecting continued adoption of the Windows platform. Enterprise Services revenue grew $585 million or 17%, due to growth in both Premier product support and consulting services.

Server and Tools operating income increased primarily due to revenue growth, offset in part by higher costs of providing products and services and increased sales and marketing expenses. Cost of revenue increased $678 million or 22%, primarily reflecting higher Enterprise Services headcount-related expenses. Sales and marketing expenses grew $154 million or 3%, reflecting increased corporate marketing activities.

Online Services Division

(In millions, except percentages)	2013	2012	2011	Percentage Change 2013 Versus 2012	Percentage Change 2012 Versus 2011
Revenue	**$ 3,201**	$ 2,867	$ 2,607	12%	10%
Operating loss	**$ (1,281)**	$ (8,125)	$ (2,657)	*	*

* *Not meaningful*

Online Services Division ("OSD") develops and markets information and content designed to help people simplify tasks and make more informed decisions online, and help advertisers connect with audiences. OSD offerings include Bing, Bing Ads, and MSN. Bing and MSN generate revenue through the sale of search and display advertising, accounting for nearly all of OSD's revenue.

Fiscal year 2013 compared with fiscal year 2012

Online advertising revenue grew $409 million or 16% to $3.0 billion, reflecting an increase in search advertising revenue, offset in part by a decrease in display advertising revenue. Search revenue grew primarily due to increased revenue per search, resulting from ongoing improvements in ad products, while display advertising revenue decreased primarily due to industry-wide market pressure.

OSD's operating loss decreased, primarily due to the prior year goodwill impairment charge of $6.2 billion. Operating loss was further reduced by higher revenue and lower cost of revenue and operating expenses. Cost of revenue decreased $302 million or 12%, driven by a $271 million decrease in traffic acquisition costs as well as lower Yahoo! reimbursement costs. Sales and marketing expenses were $120 million or 15% lower, due mainly to decreased corporate sales and marketing activities. Research and development costs increased $94 million or 7%, due primarily to higher headcount-related expenses resulting mainly from increased headcount.

Fiscal year 2012 compared with fiscal year 2011

Online advertising revenue grew $317 million or 14% to $2.6 billion, reflecting continued growth in search advertising revenue, offset in part by decreased display advertising revenue. Search revenue grew due to increased revenue per search, increased volumes reflecting general market growth, and share gains in the U.S. According to third-party sources, Bing organic U.S. market share for the month of June 2012 was approximately 16%, and grew 120 basis points year over year. Bing-powered U.S. market share, including Yahoo! properties, was approximately 26% for the month of June 2012, down 100 basis points year over year.

OSD's fiscal year 2012 operating loss reflects a goodwill impairment charge of $6.2 billion, which we recorded as a result of our annual goodwill impairment test in the fourth quarter. The non-cash, non-tax-deductible charge related mainly to goodwill acquired through our 2007 acquisition of aQuantive, Inc. Excluding the $6.2 billion goodwill impairment charge, OSD's operating loss was reduced by higher revenue and lower sales and marketing expenses and cost of revenue. Sales and marketing expenses decreased $321 million or 29%, due mainly to lower marketing spend. Cost of revenue decreased $208 million, driven by lower Yahoo! reimbursement costs, amortization, and online operating costs.

Microsoft Business Division

(In millions, except percentages)	2013	2012	2011	Percentage Change 2013 Versus 2012	Percentage Change 2012 Versus 2011
Revenue	**$ 24,724**	$ 24,111	$ 22,607	3%	7%
Operating income	**$ 16,194**	$ 15,832	$ 14,678	2%	8%

Microsoft Business Division ("MBD") develops and markets software and online services designed to increase personal, team, and organization productivity. MBD offerings include the Microsoft Office system ("Office," comprising mainly the core Office product set, Office 365, SharePoint, Exchange, and Lync), which generates over 90% of MBD revenue, and Microsoft Dynamics business solutions. The general availability of the new Office started on January 29, 2013.

We evaluate MBD results based upon the nature of the end user in two primary parts: business revenue and consumer revenue. Business revenue includes Office revenue generated through subscription and volume licensing agreements with software assurance, license-only agreements for Office, and Microsoft Dynamics revenue. Consumer revenue includes revenue from retail packaged product sales and OEM revenue.

Fiscal year 2013 compared with fiscal year 2012

MBD revenue increased reflecting growth in business revenue, partially offset by a decline in consumer revenue. Business revenue increased $1.2 billion or 6%, which reflects 11% growth in Office revenue from subscriptions and volume licensing agreements with software assurance, and a 12% increase in Microsoft Dynamics revenue, offset in part by a 9% decrease in Office license-only revenue. Consumer revenue decreased $582 million or 13%, primarily driven by the impact on revenue of a decline in the x86 PC market.

MBD revenue for the year ended June 30, 2013 included an unfavorable foreign currency impact of $475 million.

MBD operating income increased, primarily due to revenue growth, offset in part by higher sales and marketing expenses and cost of revenue. Sales and marketing expenses grew $185 million or 5%, primarily due to higher advertising expenses, fees paid to third-party software advisors, and increased cross-platform marketing activities. Cost of revenue grew $108 million or 6%, primarily due to an increase in online operation and support costs.

Fiscal year 2012 compared with fiscal year 2011

MBD revenue increased primarily reflecting sales of Office. Business revenue increased $1.7 billion or 9%, primarily reflecting growth in multi-year volume licensing revenue, licensing of Office to transactional business customers, and a 9% increase in Microsoft Dynamics revenue. Consumer revenue decreased $193 million or 4% due to the recognition of $254 million of revenue in the prior year associated with the 2010 Office Upgrade Offer. Excluding the fiscal year 2011 impact associated with the 2010 Office Upgrade Offer, consumer revenue increased $61 million, driven by increased sales of Office.

MBD revenue for the year ended June 30, 2012 included a favorable foreign currency impact of $506 million.

MBD operating income increased, primarily due to revenue growth, offset in part by higher cost of revenue and research and development expenses. Cost of revenue increased $278 million or 17%, primarily due to higher online operation and support costs. Research and development expenses increased, due mainly to an increase in headcount-related expenses.

Entertainment and Devices Division

(In millions, except percentages)	2013	2012	2011	Percentage Change 2013 Versus 2012	Percentage Change 2012 Versus 2011
Revenue	**$ 10,165**	$ 9,599	$ 8,915	6%	8%
Operating income	**$ 848**	$ 380	$ 1,261	123%	(70)%

Entertainment and Devices Division ("EDD") develops and markets products and services designed to entertain and connect people. EDD offerings include the Xbox entertainment platform (which includes the Xbox 360 gaming and entertainment console, Kinect for Xbox 360, Xbox 360 video games, Xbox LIVE, and Xbox 360 accessories), Skype, and Windows Phone, including related patent licensing revenue. We acquired Skype on October 13, 2011, and its results of operations from that date are reflected in our results discussed below. In June 2013, we announced that we expect our next generation console, Xbox One, to be available for purchase in the second quarter of fiscal year 2014.

Fiscal year 2013 compared with fiscal year 2012

EDD revenue increased, due to higher Windows Phone and Skype revenue, offset in part by lower Xbox 360 platform revenue. Windows Phone revenue increased $1.2 billion, including an increase in patent licensing revenue and sales of Windows Phone licenses. Skype revenue increased, due primarily to including a full year of results in fiscal year 2013. Xbox 360 platform revenue decreased $950 million or 12%, due mainly to lower volumes of consoles sold, offset in part by higher Xbox LIVE revenue. We shipped 9.8 million Xbox 360 consoles during fiscal year 2013, compared with 13.0 million Xbox 360 consoles during fiscal year 2012.

EDD operating income increased, primarily due to revenue growth and lower cost of revenue, offset in part by higher operating expenses. Sales and marketing expenses decreased $176 million or 16%, reflecting a $248 million decrease in Xbox 360 platform marketing. Cost of revenue decreased $143 million or 2%, due mainly to a $1.0 billion decrease in manufacturing and distribution costs associated with lower volumes of Xbox 360 consoles sold, offset in part by a $375 million increase in expenses for payments made to Nokia related to joint strategic initiatives and a $273 million increase in royalties on Xbox LIVE content. Research and development expenses increased $432 million or 28%, reflecting $246 million higher headcount-related expenses, resulting mainly from increased headcount in connection with the Xbox platform and Skype.

Fiscal year 2012 compared with fiscal year 2011

EDD revenue increased primarily reflecting Skype and Windows Phone revenue, offset in part by lower Xbox 360 platform revenue. Xbox 360 platform revenue decreased $107 million, due mainly to decreased volumes of Kinect for Xbox 360 sold and lower video game revenue, offset in part by higher Xbox LIVE revenue. We shipped 13.0 million Xbox 360 consoles during fiscal year 2012, compared with 13.7 million Xbox 360 consoles during fiscal year 2011. Video game revenue decreased due to strong sales of Halo Reach in the prior year.

EDD operating income decreased reflecting higher cost of revenue and operating expenses, offset in part by revenue growth. Cost of revenue grew $896 million or 16%, primarily due to changes in the mix of products and services sold and payments made to Nokia related to joint strategic initiatives. Research and development expenses increased $366 million or 31%, primarily reflecting higher headcount-related expenses. Sales and marketing expenses increased $242 million or 27%, primarily reflecting the inclusion of Skype expenses.

Corporate-Level Activity

(In millions, except percentages)	2013	2012	2011	Percentage Change 2013 Versus 2012	Percentage Change 2012 Versus 2011
Corporate-level activity	**$ (6,665)**	$ (5,114)	$ (4,506)	(30)%	(13)%

Certain corporate-level activity is not allocated to our segments, including costs of: broad-based sales and marketing; product support services; human resources; legal; finance; information technology; corporate development and procurement activities; research and development; costs of operating our retail stores; and legal settlements and contingencies.

Fiscal year 2013 compared with fiscal year 2012

Corporate-level expenses increased, primarily due to higher legal charges from the European Commission fine of €561 million (approximately $733 million) for failure to comply with our 2009 agreement to display a "Browser Choice Screen" on Windows PCs where Internet Explorer is the default browser (the "EU fine"). Corporate-level expenses also grew due to a $350 million increase in retail stores expenses and $287 million higher intellectual property licensing costs.

Fiscal year 2012 compared with fiscal year 2011

Corporate-level expenses increased due mainly to full year Puerto Rican excise taxes, higher headcount-related expenses, and changes in foreign currency exchange rates. These increases were offset in part by lower legal charges, which were $56 million in fiscal year 2012 compared with $332 million in fiscal year 2011.

COST OF REVENUE

Cost of Revenue

(In millions, except percentages)	2013	2012	2011	Percentage Change 2013 Versus 2012	Percentage Change 2012 Versus 2011
Cost of revenue	**$ 20,249**	$ 17,530	$ 15,577	16%	13%
As a percent of revenue	**26%**	24%	22%	2ppt	2ppt

Cost of revenue includes: manufacturing and distribution costs for products sold, including Xbox and Surface, and programs licensed; operating costs related to product support service centers and product distribution centers; costs incurred to include software on PCs sold by OEMs, to drive traffic to our websites, and to acquire online advertising space ("traffic acquisition costs"); costs incurred to support and maintain internet-based products and services, including datacenter costs and royalties; warranty costs; inventory valuation adjustments; costs associated with the delivery of consulting services; and the amortization of capitalized research and development costs.

Fiscal year 2013 compared with fiscal year 2012

Cost of revenue increased, reflecting $1.6 billion in product costs associated with Surface and Windows 8, including a charge for Surface RT inventory adjustments of approximately $900 million, $578 million higher headcount-related expenses, a $375 million increase in expenses for payments to Nokia related to joint strategic initiatives, $287 million higher intellectual property licensing costs, a $273 million increase in royalties on Xbox LIVE content, and a $152 million increase in retail store expenses, offset in part by a $1.0 billion decrease in manufacturing and distribution costs associated with lower volumes of Xbox 360 consoles sold and a $431 million decrease in traffic acquisition costs.

Fiscal year 2012 compared with fiscal year 2011

Cost of revenue increased reflecting higher headcount-related expenses, payments made to Nokia, and changes in the mix of products and services sold. Headcount-related expenses increased 20%, primarily related to increased Enterprise Services headcount.

OPERATING EXPENSES

Research and Development

(In millions, except percentages)	2013	2012	2011	Percentage Change 2013 Versus 2012	Percentage Change 2012 Versus 2011
Research and development	**$ 10,411**	$ 9,811	$ 9,043	6%	8%
As a percent of revenue	**13%**	13%	13%	0ppt	0ppt

Research and development expenses include payroll, employee benefits, stock-based compensation expense, and other headcount-related expenses associated with product development. Research and development expenses also include third-party development and programming costs, localization costs incurred to translate software for international markets, and the amortization of purchased software code.

Fiscal year 2013 compared with fiscal year 2012

Research and development expenses increased, reflecting a $460 million or 6% increase in headcount-related expenses, largely related to the Entertainment and Devices Division.

Fiscal year 2012 compared with fiscal year 2011

Research and development expenses increased, primarily reflecting a 10% increase in headcount-related expenses.

Sales and Marketing

(In millions, except percentages)	2013	2012	2011	Percentage Change 2013 Versus 2012	Percentage Change 2012 Versus 2011
Sales and marketing	**$ 15,276**	$ 13,857	$ 13,940	10%	(1)%
As a percent of revenue	**20%**	19%	20%	1ppt	(1)ppt

Sales and marketing expenses include payroll, employee benefits, stock-based compensation expense, and other headcount-related expenses associated with sales and marketing personnel and the costs of advertising, promotions, trade shows, seminars, and other programs.

Fiscal year 2013 compared with fiscal year 2012

Sales and marketing expenses grew, reflecting an $898 million increase in advertising costs associated primarily with Windows 8 and Surface, $181 million higher fees paid to third-party software advisors, and a $145 million or 2% increase in headcount-related expenses.

Fiscal year 2012 compared with fiscal year 2011

Sales and marketing expenses decreased slightly, primarily reflecting decreased advertising and marketing of the Xbox 360 platform, Windows Phone, and Bing, offset in part by a 5% increase in headcount-related expenses.

General and Administrative

(In millions, except percentages)	2013	2012	2011	Percentage Change 2013 Versus 2012	Percentage Change 2012 Versus 2011
General and administrative	**$ 5,149**	$ 4,569	$ 4,222	13%	8%
As a percent of revenue	**7%**	6%	6%	1ppt	0ppt

General and administrative expenses include payroll, employee benefits, stock-based compensation expense, severance expense, and other headcount-related expenses associated with finance, legal, facilities, certain human resources and other administrative personnel, certain taxes, and legal and other administrative fees.

Fiscal year 2013 compared with fiscal year 2012

General and administrative expenses increased due to higher legal charges from the EU fine.

Fiscal year 2012 compared with fiscal year 2011

General and administrative expenses increased, primarily due to a 10% increase in headcount-related expenses and a full year of Puerto Rican excise taxes, offset in part by a decrease in legal charges.

Goodwill Impairment

We test goodwill for impairment annually on May 1 at the reporting unit level using a fair value approach. No impairment of goodwill was identified as of May 1, 2013. Our goodwill impairment test as of May 1, 2012, indicated that OSD's carrying value exceeded its estimated fair value. Accordingly, we recorded a non-cash, non-tax deductible goodwill impairment charge of $6.2 billion during the three months ended June 30, 2012, reducing OSD's goodwill from $6.4 billion to $223 million.

OTHER INCOME (EXPENSE) AND INCOME TAXES

Other Income (Expense)

The components of other income (expense) were as follows:

(In millions)

Year Ended June 30,	**2013**	**2012**	**2011**
Dividends and interest income	**$ 677**	$ 800	$ 900
Interest expense	**(429)**	(380)	(295)
Net recognized gains on investments	**116**	564	439
Net losses on derivatives	**(196)**	(364)	(77)
Net losses on foreign currency remeasurements	**(74)**	(117)	(26)
Other	**194**	1	(31)
Total	**$ 288**	$ 504	$ 910

We use derivative instruments to: manage risks related to foreign currencies, equity prices, interest rates, and credit; enhance investment returns; and facilitate portfolio diversification. Gains and losses from changes in fair values of derivatives that are not designated as hedges are primarily recognized in other income (expense). Other than those derivatives entered into for investment purposes, such as commodity contracts, the gains (losses) are generally economically offset by unrealized gains (losses) in the underlying available-for-sale securities, which are recorded as a component of other comprehensive income ("OCI") until the securities are sold or other-than-temporarily impaired, at which time the amounts are reclassified from accumulated other comprehensive income ("AOCI") into other income (expense).

Fiscal year 2013 compared with fiscal year 2012

Dividends and interest income decreased due to lower yields on our fixed-income investments, offset in part by higher average portfolio investment balances. Net recognized gains on investments decreased primarily due to lower gains on sales of equity and fixed-income securities and a gain recognized on the partial sale of our Facebook holding in the prior year, offset in part by lower other-than-temporary impairments. Other-than-temporary impairments were $208 million in fiscal year 2013, compared with $298 million in fiscal year 2012. Net losses on derivatives decreased due to gains on equity derivatives in the current fiscal year as compared with losses in the prior fiscal year, and lower losses on commodity and foreign exchange derivatives as compared to the prior fiscal year, offset in part by losses on interest-rate derivatives in the current fiscal year as compared to gains in the prior fiscal year. For the current year, other reflects recognized gains on divestitures, including the gain recognized upon the divestiture of our 50% share in the MSNBC joint venture.

Fiscal year 2012 compared with fiscal year 2011

Dividends and interest income decreased due to lower yields on our fixed-income investments, offset in part by higher average portfolio investment balances. Interest expense increased due to our increased issuance of debt in the prior year. Net recognized gains on investments increased, primarily due to higher gains on sales of equity and fixed-income securities and a gain recognized on the partial sale of our Facebook holding upon the initial public offering on May 18, 2012, offset in part by higher other-than-temporary impairments. Other-than-temporary impairments were $298 million in fiscal year 2012, compared with $80 million in fiscal year 2011. Net losses on derivatives increased due to losses on commodity and equity derivatives in the current fiscal year as compared with gains in the prior fiscal year, offset in part by fewer losses on foreign exchange contracts in the current fiscal year as compared to the prior fiscal year. Changes in foreign currency remeasurements were primarily due to currency movements net of our hedging activities.

Income Taxes

Fiscal year 2013 compared with fiscal year 2012

Our effective tax rate for fiscal years 2013 and 2012 was approximately 19% and 24%, respectively. Our effective tax rate was lower than the U.S. federal statutory rate primarily due to earnings taxed at lower rates in foreign jurisdictions resulting from producing and distributing our products and services through our foreign regional operations centers in Ireland, Singapore, and Puerto Rico.

Our fiscal year 2013 effective rate decreased by 5% from fiscal year 2012 mainly due to a nonrecurring $6.2 billion non-tax deductible goodwill impairment charge that was recorded in fiscal year 2012. The goodwill impairment charge increased our effective tax rate by 10% in fiscal year 2012. In addition, in fiscal years 2013 and 2012, we recognized a reduction of 18% and 21%, respectively, to the effective tax rate due to foreign earnings taxed at lower rates. The decrease in our effective tax rate for fiscal year 2013 was primarily offset by a 1% increase related to the EU fine, which is not tax deductible.

Changes in the mix of income before income taxes between the U.S. and foreign countries also impacted our effective tax rates and resulted primarily from changes in the geographic distribution of and changes in consumer demand for our products and services. As discussed above, Windows Division operating income declined $2.1 billion in fiscal year 2013, while MBD and Server and Tools operating income increased $362 million and $929 million, respectively, during this same period. We supply Windows, our primary Windows Division product, to customers through our U.S. regional operating center, while we supply the Microsoft Office System, our primary MBD product, and our Server and Tools products to customers through our foreign regional operations centers. In fiscal years 2013 and 2012, our U.S. income before income taxes was $6.7 billion and $1.6 billion, respectively, and comprised 25% and 7%, respectively, of our income before income taxes. In fiscal years 2013 and 2012, the foreign income before income taxes was $20.4 billion and $20.7 billion, respectively, and comprised 75% and 93%, respectively, of our income before income taxes. The primary driver for the increase in the U.S. income before income tax in fiscal year 2013 was the goodwill impairment charge recorded during the prior year.

Tax contingencies and other tax liabilities were $9.4 billion and $7.6 billion as of June 30, 2013 and 2012, respectively, and are included in other long-term liabilities. This increase relates primarily to transfer pricing, including transfer pricing developments in certain foreign tax jurisdictions, primarily Denmark. While we settled a portion of the I.R.S. audit for tax years 2004 to 2006 during the third quarter of fiscal year 2011, we remain under audit for those years. In February 2012, the I.R.S. withdrew its 2011 Revenue Agents Report and reopened the audit phase of the examination. As of June 30, 2013, the primary unresolved issue relates to transfer pricing which could have a significant impact on our financial statements if not resolved favorably. We do not believe it is reasonably possible that the total amount of unrecognized tax benefits will significantly increase or decrease within the next 12 months because we do not believe the remaining open issues will be resolved within the next 12 months. We also continue to be subject to examination by the I.R.S. for tax years 2007 to 2012.

We are subject to income tax in many jurisdictions outside the U.S. Our operations in certain jurisdictions remain subject to examination for tax years 1996 to 2012, some of which are currently under audit by local tax authorities. The resolutions of these audits are not expected to be material to our financial statements.

Fiscal year 2012 compared with fiscal year 2011

Our effective tax rates for fiscal years 2012 and 2011 were approximately 24% and 18%, respectively. Our effective tax rates were lower than the U.S. federal statutory rate primarily due to earnings taxed at lower rates in foreign jurisdictions resulting from producing and distributing our products and services through our foreign regional operations centers in Ireland, Singapore, and Puerto Rico.

Our fiscal year 2012 effective rate increased by 6% from fiscal year 2011 mainly due to a nonrecurring $6.2 billion non-tax deductible goodwill impairment charge that was recorded in the fourth quarter of 2012. The goodwill impairment charge increased our effective tax rate by 10%. In addition, in fiscal years 2012 and 2011, we recognized a reduction of 21% and 16%, respectively, to the effective tax rate due to foreign earnings taxed at lower rates. In fiscal year 2011, we settled a portion of an I.R.S. audit of tax years 2004 to 2006, which reduced our income tax expense for fiscal year 2011 by $461 million and reduced the effective tax rate by 2%.

Changes in the mix of income before income taxes between the U.S. and foreign countries also impacted our effective tax rates and resulted primarily from changes in the geographic distribution of and changes in consumer demand for our products and services. As discussed above, Windows Division operating income declined $751 million in fiscal year 2012, while MBD and Server and Tools operating income increased $1.1 billion and $1.1 billion, respectively, during this same period. We supply Windows, our primary Windows Division product, to customers through our U.S. regional operating center, while we supply the Microsoft Office System, our primary MBD product, and our Server and Tools products to customers through our foreign regional operations centers. In fiscal years 2012 and 2011, our U.S. income before income taxes was $1.6 billion and $8.9 billion, respectively, and comprised 7% and 32%, respectively, of our income before income taxes. In fiscal years 2012 and 2011, the foreign income before income taxes was $20.7 billion and $19.2 billion, respectively, and comprised 93% and 68%, respectively, of our income before income taxes. The primary driver for the decrease in the U.S. income before income tax in fiscal year 2012 was the goodwill impairment charge.

FINANCIAL CONDITION

Cash, Cash Equivalents, and Investments

Cash, cash equivalents, and short-term investments totaled $77.0 billion as of June 30, 2013, compared with $63.0 billion as of June 30, 2012. Equity and other investments were $10.8 billion as of June 30, 2013, compared with $9.8 billion as of June 30, 2012. Our short-term investments are primarily to facilitate liquidity and for capital preservation. They consist predominantly of highly liquid investment-grade fixed-income securities, diversified among industries and individual issuers. The investments are predominantly U.S. dollar-denominated securities, but also include foreign currency-denominated securities in order to diversify risk. Our fixed-income investments are exposed to interest rate risk and credit risk. The credit risk and average maturity of our fixed-income portfolio are managed to achieve economic returns that correlate to certain fixed-income indices. The settlement risk related to these investments is insignificant given that the short-term investments held are primarily highly liquid investment-grade fixed-income securities. While we own certain mortgage-backed and asset-backed fixed-income securities, our portfolio as of June 30, 2013 does not contain material direct exposure to subprime mortgages or structured vehicles that derive their value from subprime collateral. The majority of our mortgage-backed securities are collateralized by prime residential mortgages and carry a 100% principal and interest guarantee, primarily from Federal National Mortgage Association, Federal Home Loan Mortgage Corporation, and Government National Mortgage Association.

We routinely monitor our financial exposure to both sovereign and non-sovereign borrowers and counterparties. Our gross exposures to our customers and investments in Portugal, Italy, Ireland, Greece, and Spain are individually and collectively not material.

Of the cash, cash equivalents, and short-term investments at June 30, 2013, approximately $69.6 billion was held by our foreign subsidiaries and would be subject to material repatriation tax effects. The amount of cash, cash equivalents, and short-term investments held by foreign subsidiaries subject to other restrictions on the free flow of funds (primarily currency and other local regulatory) was approximately $880 million. As of June 30, 2013, approximately 87% of the cash equivalents and short-term investments held by our foreign subsidiaries were invested in U.S. government and agency securities, approximately 4% were invested in corporate notes and bonds of U.S. companies, and 2% were invested in U.S. mortgage-backed securities, all of which are denominated in U.S. dollars.

Securities lending

We lend certain fixed-income and equity securities to increase investment returns. The loaned securities continue to be carried as investments on our balance sheet. Cash and/or security interests are received as collateral for the loaned securities with the amount determined based upon the underlying security lent and the creditworthiness of the borrower. Cash received is recorded as an asset with a corresponding liability. Our securities lending payable balance was $645 million as of June 30, 2013. Our average and maximum securities lending payable balances for the fiscal year were $494 million and $1.4 billion, respectively. Intra-year variances in the amount of securities loaned are mainly due to fluctuations in the demand for the securities.

Valuation

In general, and where applicable, we use quoted prices in active markets for identical assets or liabilities to determine the fair value of our financial instruments. This pricing methodology applies to our Level 1 investments, such as exchange-traded mutual funds, domestic and international equities, and U.S. government securities. If quoted prices in active markets for identical assets or liabilities are not available to determine fair value, then we use quoted prices for similar assets and liabilities or inputs other than the quoted prices that are observable either directly or indirectly. This pricing methodology applies to our Level 2 investments such as corporate notes and bonds, foreign government bonds, mortgage-backed securities, and U.S. agency securities. Level 3 investments are valued using internally developed models with unobservable inputs. Assets and liabilities measured using unobservable inputs are an immaterial portion of our portfolio.

A majority of our investments are priced by pricing vendors and are generally Level 1 or Level 2 investments as these vendors either provide a quoted market price in an active market or use observable inputs for their pricing without applying significant adjustments. Broker pricing is used mainly when a quoted price is not available, the investment is not priced by our pricing vendors, or when a broker price is more reflective of fair values in the market in which the investment trades. Our broker-priced investments are generally classified as Level 2 investments because the broker prices these investments based on similar assets without applying significant adjustments. In addition, all of our broker-priced investments have a sufficient level of trading volume to demonstrate that the fair values used are appropriate for these investments. Our fair value processes include controls that are designed to ensure appropriate fair values are recorded. These controls include model validation, review of key model inputs, analysis of period-over-period fluctuations, and independent recalculation of prices where appropriate.

Cash Flows

Fiscal year 2013 compared with fiscal year 2012

Cash flows from operations decreased $2.8 billion during the current fiscal year to $28.8 billion, due mainly to changes in working capital, including increases in inventory and other current assets. Cash used for financing decreased $1.3 billion to $8.1 billion, due mainly to a $3.5 billion increase in proceeds from issuances of debt, net of repayments, offset in part by a $1.1 billion increase in dividends paid and a $982 million decrease in proceeds from the issuance of common stock. Cash used in investing decreased $975 million to $23.8 billion, due mainly to an $8.5 billion decrease in cash used for acquisitions of companies and purchases of intangible and other assets, offset in part by a $5.8 billion increase in cash used for net investment purchases, maturities, and sales and a $2.0 billion increase in cash used for additions to property and equipment.

Fiscal year 2012 compared with fiscal year 2011

Cash flows from operations increased $4.6 billion during fiscal year 2012 to $31.6 billion, due mainly to increased revenue and cash collections from customers. Cash used for financing increased $1.0 billion to $9.4 billion, due mainly to a $6.0 billion net decrease in proceeds from issuances of debt and a $1.2 billion increase in dividends paid, offset in part by a $6.5 billion decrease in cash used for common stock repurchases. Cash used in investing increased $10.2 billion to $24.8 billion, due mainly to a $10.0 billion increase in acquisitions of businesses and purchases of intangible assets and a $1.4 billion decrease in cash from securities lending activities, partially offset by a $1.2 billion decrease in cash used for net purchases, maturities, and sales of investments.

Debt

We issued debt to take advantage of favorable pricing and liquidity in the debt markets, reflecting our credit rating and the low interest rate environment. The proceeds of these issuances were or will be used for general corporate purposes, which may include, among other things, funding for working capital, capital expenditures, repurchases of capital stock, acquisitions, and repayment of existing debt.

As of June 30, 2013, the total carrying value and estimated fair value of our long-term debt, including the current portion, were $15.6 billion and $15.8 billion, respectively. This is compared to a carrying value and estimated fair value of $11.9 billion and $13.2 billion, respectively, as of June 30, 2012. These estimated fair values are based on Level 2 inputs.

The components of our long-term debt, including the current portion, and the associated interest rates were as follows as of June 30, 2013:

Due Date	Face Value	Stated Interest Rate	Effective Interest Rate
	(In millions)		
Notes			
September 27, 2013	$ 1,000	0.875%	1.000%
June 1, 2014	2,000	2.950%	3.049%
September 25, 2015	1,750	1.625%	1.795%
February 8, 2016	750	2.500%	2.642%
November 15, 2017 (a)	600	0.875%	1.084%
May 1, 2018 (b)	450	1.000%	1.106%
June 1, 2019	1,000	4.200%	4.379%
October 1, 2020	1,000	3.000%	3.137%
February 8, 2021	500	4.000%	4.082%
November 15, 2022 (a)	750	2.125%	2.239%
May 1, 2023 (b)	1,000	2.375%	2.465%
May 2, 2033 (c)	715	2.625%	2.690%
June 1, 2039	750	5.200%	5.240%
October 1, 2040	1,000	4.500%	4.567%
February 8, 2041	1,000	5.300%	5.361%
November 15, 2042 (a)	900	3.500%	3.571%
May 1, 2043 (b)	500	3.750%	3.829%
Total	$ 15,665		

(a) *In November 2012, we issued $2.25 billion of debt securities.*
(b) *In April 2013, we issued $1.95 billion of debt securities.*
(c) *In April 2013, we issued €550 million of debt securities.*

Interest on the notes is paid semi-annually, except for the euro-denominated debt securities on which interest is paid annually. As of June 30, 2013, the aggregate unamortized discount for our long-term debt, including the current portion, was $65 million.

Notes

The Notes are senior unsecured obligations and rank equally with our other unsecured and unsubordinated debt outstanding.

Convertible Debt

In June 2013, we paid cash of $1.25 billion for the principal amount of our zero coupon convertible unsecured debt and elected to deliver cash for the $96 million excess obligation resulting from the conversion of the notes. Each $1,000 principal amount of notes was convertible into 30.68 shares of Microsoft common stock at a conversion price of $32.59 per share. As of June 30, 2012, the net carrying amount of the convertible debt and the unamortized discount were $1.2 billion and $19 million, respectively.

In connection with the issuance of the notes in 2010, we entered into capped call transactions with certain option counterparties with a strike price equal to the conversion price of the notes. Upon conversion of the notes in June 2013, we exercised the capped calls. The bulk of the capped calls were physically settled by acquiring 29 million shares of our own common stock for $938 million. The remaining capped calls were net cash settled for $24 million.

Credit Facility

In June 2013, we established a commercial paper program for the issuance and sale of up to $1.3 billion in commercial paper. As of June 30, 2013, we have not issued any commercial paper under this program.

In June 2013, we entered into a $1.3 billion credit facility, which will serve as a back-up for our commercial paper program. As of June 30, 2013, we were in compliance with the only financial covenant in the credit agreement, which requires us to maintain a coverage ratio of at least three times earnings before interest, taxes, depreciation, and amortization to interest expense, as defined in the credit agreement. The credit facility expires on June 24, 2018. No amounts were drawn against the credit facility since its inception.

Unearned Revenue

Unearned revenue at June 30, 2013 comprised mainly unearned revenue from volume licensing programs. Unearned revenue from volume licensing programs represents customer billings for multi-year licensing arrangements paid for either at inception of the agreement or annually at the beginning of each coverage period and accounted for as subscriptions with revenue recognized ratably over the coverage period. Unearned revenue at June 30, 2013 also included payments for: post-delivery support and consulting services to be performed in the future; Xbox LIVE subscriptions and prepaid points; OEM minimum commitments; Microsoft Dynamics business solutions products; Skype prepaid credits and subscriptions; and other offerings for which we have been paid in advance and earn the revenue when we provide the service or software, or otherwise meet the revenue recognition criteria.

The following table outlines the expected future recognition of unearned revenue as of June 30, 2013:

(In millions)	
Three Months Ending,	
September 30, 2013	$ 7,790
December 31, 2013	6,571
March 31, 2014	4,252
June 30, 2014	2,026
Thereafter	1,760
Total	$ 22,399

Share Repurchases

On September 22, 2008, we announced that our Board of Directors approved a new share repurchase program authorizing up to $40.0 billion in share repurchases with an expiration date of September 30, 2013. As of June 30, 2013, approximately $3.6 billion remained of the $40.0 billion approved repurchase amount. The repurchase program may be suspended or discontinued at any time without notice.

During the periods reported, we repurchased with cash resources: 158 million shares for $4.6 billion during fiscal year 2013; 142 million shares for $4.0 billion during fiscal year 2012; and 447 million shares for $11.5 billion during fiscal year 2011.

Dividends

During fiscal years 2013 and 2012, our Board of Directors declared the following dividends:

Declaration Date	Dividend Per Share	Record Date	Total Amount (In millions)	Payment Date
Fiscal Year 2013				
September 18, 2012	**$ 0.23**	**November 15, 2012**	**$ 1,933**	**December 13, 2012**
November 28, 2012	**$ 0.23**	**February 21, 2013**	**$ 1,925**	**March 14, 2013**
March 11, 2013	**$ 0.23**	**May 16, 2013**	**$ 1,921**	**June 13, 2013**
June 12, 2013	**$ 0.23**	**August 15, 2013**	**$ 1,916**	**September 12, 2013**
Fiscal Year 2012				
September 20, 2011	$ 0.20	November 17, 2011	$ 1,683	December 8, 2011
December 14, 2011	$ 0.20	February 16, 2012	$ 1,683	March 8, 2012
March 13, 2012	$ 0.20	May 17, 2012	$ 1,678	June 14, 2012
June 13, 2012	$ 0.20	August 16, 2012	$ 1,676	September 13, 2012

Off-Balance Sheet Arrangements

We provide indemnifications of varying scope and size to certain customers against claims of intellectual property infringement made by third parties arising from the use of our products and certain other matters. In evaluating estimated losses on these indemnifications, we consider factors such as the degree of probability of an unfavorable outcome and our ability to make a reasonable estimate of the amount of loss. These obligations did not have a material impact on our financial statements during the periods presented.

Contractual Obligations

The following table summarizes the payments due by fiscal year for our outstanding contractual obligations as of June 30, 2013:

(In millions)	2014	2015-2016	2017-2018	Thereafter	Total
Long-term debt: [a]					
Principal payments	$ 3,000	$ 2,500	$ 1,050	$ 9,115	$ 15,665
Interest payments	459	776	693	4,940	6,868
Construction commitments [b]	694	0	0	0	694
Operating leases [c]	572	800	485	605	2,462
Purchase commitments [d]	13,752	934	258	83	15,027
Other long-term liabilities [e]	0	67	20	23	110
Total contractual obligations	$ 18,477	$ 5,077	$ 2,506	$ 14,766	$ 40,826

(a) *See Note 12 – Debt of the Notes to Financial Statements.*
(b) *These amounts represent commitments for the construction of buildings, building improvements, and leasehold improvements.*
(c) *These amounts represent undiscounted future minimum rental commitments under noncancellable facilities leases.*
(d) *These amounts represent purchase commitments, including all open purchase orders and all contracts that are take-or-pay contracts that are not presented as construction commitments above.*
(e) *We have excluded long-term tax contingencies, other tax liabilities, and deferred income taxes of $11.3 billion and other long-term contingent liabilities of $162 million (related to the antitrust and unfair competition class action lawsuits) from the amounts presented, as the amounts that will be settled in cash are not known and the timing of any payments is uncertain. We have also excluded unearned revenue and non-cash items.*

Other Planned Uses of Capital

We will continue to invest in sales, marketing, product support infrastructure, and existing and advanced areas of technology. Additions to property and equipment will continue, including new facilities, data centers, and computer systems for research and development, sales and marketing, support, and administrative staff. We expect capital expenditures to increase in coming years in support of our cloud and devices strategy. We have operating leases for most U.S. and international sales and support offices and certain equipment. We have not engaged in any related party transactions or arrangements with unconsolidated entities or other persons that are reasonably likely to materially affect liquidity or the availability of capital resources.

Liquidity

We earn a significant amount of our operating income outside the U.S., which is deemed to be permanently reinvested in foreign jurisdictions. As a result, as discussed above under Cash, Cash Equivalents, and Investments, the majority of our cash, cash equivalents, and short-term investments are held by foreign subsidiaries. We currently do not intend nor foresee a need to repatriate these funds. We expect existing domestic cash, cash equivalents, short-term investments, and cash flows from operations to continue to be sufficient to fund our domestic operating activities and cash commitments for investing and financing activities, such as regular quarterly dividends, debt repayment schedules, and material capital expenditures, for at least the next 12 months and thereafter for the foreseeable future. In addition, we expect existing foreign cash, cash equivalents, short-term investments, and cash flows from operations to continue to be sufficient to fund our foreign operating activities and cash commitments for investing activities, such as material capital expenditures, for at least the next 12 months and thereafter for the foreseeable future.

Should we require more capital in the U.S. than is generated by our operations domestically, for example to fund significant discretionary activities, such as business acquisitions and share repurchases, we could elect to repatriate future earnings from foreign jurisdictions or raise capital in the U.S. through debt or equity issuances. These alternatives could result in higher effective tax rates, increased interest expense, or dilution of our earnings. We have borrowed funds domestically and continue to believe we have the ability to do so at reasonable interest rates.

RECENT ACCOUNTING GUIDANCE

Recently Adopted Accounting Guidance

In September 2011, the Financial Accounting Standards Board ("FASB") issued guidance on testing goodwill for impairment. The new guidance provides an entity the option to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If an entity determines that this is the case, it is required to perform the two-step goodwill impairment test to identify potential goodwill impairment and measure the amount of goodwill impairment loss to be recognized for that reporting unit (if any). If an entity determines that the fair value of a reporting unit is greater than its carrying amount, the two-step goodwill impairment test is not required. We adopted this new guidance beginning July 1, 2012. Adoption of this new guidance did not have a material impact on our financial statements.

In June 2011, the FASB issued guidance on presentation of comprehensive income. The new guidance eliminated the option to report other comprehensive income ("OCI") and its components in the statement of changes in stockholders' equity. Instead, an entity is required to present either a continuous statement of net income and OCI or in two separate but consecutive statements. We adopted this new guidance beginning July 1, 2012. Adoption of this new guidance resulted only in changes to presentation of our financial statements.

Recent Accounting Guidance Not Yet Adopted

In December 2011, the FASB issued guidance enhancing disclosure requirements about the nature of an entity's right to offset and related arrangements associated with its financial instruments and derivative instruments. The new guidance requires the disclosure of the gross amounts subject to rights of set-off, amounts offset in accordance with the accounting standards followed, and the related net exposure. In January 2013, the FASB clarified that the scope of this guidance applies to derivatives, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset or subject to an enforceable master netting arrangement, or similar agreements. The new guidance will be effective for us beginning July 1, 2013. Other than requiring additional disclosures, we do not anticipate material impacts on our financial statements upon adoption.

In February 2013, the FASB issued guidance on disclosure requirements for items reclassified out of accumulated other comprehensive income ("AOCI"). This new guidance requires entities to present (either on the face of the income statement or in the notes) the effects on the line items of the income statement for amounts reclassified out of AOCI. The new guidance will be effective for us beginning July 1, 2013. Other than requiring additional disclosures, we do not anticipate material impacts on our financial statements upon adoption.

In March 2013, the FASB issued guidance on a parent's accounting for the cumulative translation adjustment upon derecognition of a subsidiary or group of assets within a foreign entity. This new guidance requires that the parent release any related cumulative translation adjustment into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. The new guidance will be effective for us beginning July 1, 2014. We do not anticipate material impacts on our financial statements upon adoption.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

Our financial statements and accompanying notes are prepared in accordance with U.S. GAAP. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. These estimates and assumptions are affected by management's application of accounting policies. Critical accounting policies for us include revenue recognition, impairment of investment securities, goodwill, research and development costs, contingencies, income taxes, and inventories.

Revenue Recognition

Revenue recognition requires judgment, including whether a software arrangement includes multiple elements, and if so, whether the vendor-specific objective evidence ("VSOE") of fair value exists for those elements. A portion of revenue may be recorded as unearned due to undelivered elements. Changes to the elements in a software arrangement, the ability to identify the VSOE for those elements, and the fair value of the respective elements could materially impact the amount of earned and unearned revenue. Judgment is also required to assess whether future releases of certain software represent new products or upgrades and enhancements to existing products. Certain volume licensing arrangements include a perpetual license for current products combined with rights to receive unspecified future versions of software products ("Software Assurance") and are accounted for as subscriptions, with billings recorded as unearned revenue and recognized as revenue ratably over the coverage period.

Software updates are evaluated on a case-by-case basis to determine whether they meet the definition of an upgrade, which may require revenue to be deferred and recognized when the upgrade is delivered, or if it is determined that implied post-contract customer support ("PCS") is being provided, revenue from the arrangement is deferred and recognized over the implied PCS term. If updates are determined to not meet the definition of an upgrade, revenue is generally recognized as products are shipped or made available.

Windows 8.1 will enable new hardware, further the integration with other Microsoft services and address customer issues with Windows 8, and will be provided to Windows 8 customers when available at no additional charge. We evaluated Windows 8.1 and determined that it did not meet the definition of an upgrade and thus have not deferred revenue related to this planned release.

Windows 7 revenue was subject to deferral as a result of the Windows Upgrade Offer, which started June 2, 2012. The offer provided significantly discounted rights to purchase Windows 8 Pro to qualifying end-users that purchased Windows 7 PCs during the eligibility period. Microsoft was responsible for delivering Windows 8 Pro to the end customer. Accordingly, revenue related to the allocated discount for undelivered Windows 8 was deferred until it was delivered or the redemption period expired.

Microsoft Office system revenue was subject to deferral as a result of the Office Upgrade Offer, which started October 19, 2012. The Office Upgrade Offer allowed customers who purchased qualifying 2010 Microsoft Office system or Office for Mac 2011 products to receive, at no cost, a one-year subscription to Office 365 Home Premium or the equivalent version of 2013 Microsoft Office system upon general availability. Small business customers in applicable markets were also eligible for a three-month trial of Office 365 Small Business Premium. Accordingly, estimated revenue related to the undelivered 2013 Microsoft Office system and subscription services was deferred until the products and services were delivered or the redemption period expired.

Impairment of Investment Securities

We review investments quarterly for indicators of other-than-temporary impairment. This determination requires significant judgment. In making this judgment, we employ a systematic methodology quarterly that considers available quantitative and qualitative evidence in evaluating potential impairment of our investments. If the cost of an investment exceeds its fair value, we evaluate, among other factors, general market conditions, credit quality of debt instrument issuers, the duration and extent to which the fair value is less than cost, and for equity securities, our intent and ability to hold, or plans to sell, the investment. For fixed-income securities, we also evaluate whether we have plans to sell the security or it is more likely than not that we will be required to sell the security before recovery. We also consider specific adverse conditions related to the financial health of and business outlook for the investee, including industry and sector performance, changes in technology, and operational and financing cash flow factors. Once a decline in fair value is determined to be other-than-temporary, an impairment charge is recorded to other income (expense) and a new cost basis in the investment is established. If market, industry, and/or investee conditions deteriorate, we may incur future impairments.

Goodwill

We allocate goodwill to reporting units based on the reporting unit expected to benefit from the business combination. We evaluate our reporting units on an annual basis and, if necessary, reassign goodwill using a relative fair value allocation approach. Goodwill is tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis (May 1 for us) and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. These events or circumstances could include a significant change in the business climate, legal factors, operating performance indicators, competition, or sale or disposition of a significant portion of a reporting unit.

Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit. The fair value of each reporting unit is estimated using a discounted cash flow methodology. This analysis requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for our business, estimation of the useful life over which cash flows will occur, and determination of our weighted average cost of capital.

The estimates used to calculate the fair value of a reporting unit change from year to year based on operating results, market conditions, and other factors. Changes in these estimates and assumptions could materially affect the determination of fair value and goodwill impairment for each reporting unit.

Research and Development Costs

Costs incurred internally in researching and developing a computer software product are charged to expense until technological feasibility has been established for the product. Once technological feasibility is established, all software costs are capitalized until the product is available for general release to customers. Judgment is required in determining when technological feasibility of a product is established. We have determined that technological feasibility for our software products is reached after all high-risk development issues have been resolved through coding and testing. Generally, this occurs shortly before the products are released to manufacturing. The amortization of these costs is included in cost of revenue over the estimated life of the products.

Legal and Other Contingencies

The outcomes of legal proceedings and claims brought against us are subject to significant uncertainty. An estimated loss from a loss contingency such as a legal proceeding or claim is accrued by a charge to income if it is probable that an asset has been impaired or a liability has been incurred and the amount of the loss can be reasonably estimated. Disclosure of a contingency is required if there is at least a reasonable possibility that a loss has been incurred. In determining whether a loss should be accrued we evaluate, among other factors, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. Changes in these factors could materially impact our financial statements.

Income Taxes

The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity's financial statements or tax returns. We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Accounting literature also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and income tax disclosures. Judgment is required in assessing the future tax consequences of events that have been recognized in our financial statements or tax returns. Variations in the actual outcome of these future tax consequences could materially impact our financial statements.

Inventories

Inventories are stated at average cost, subject to the lower of cost or market. Cost includes materials, labor, and manufacturing overhead related to the purchase and production of inventories. We regularly review inventory quantities on hand, future purchase commitments with our suppliers, and the estimated utility of our inventory. These reviews include analysis of demand forecasts, product life cycle status, product development plans, current sales levels, pricing strategy, and component cost trends. If our review indicates a reduction in utility below carrying value, we reduce our inventory to a new cost basis through a charge to cost of revenue. The determination of market value and the estimated volume of demand used in the lower of cost or market analysis require significant judgment.

STATEMENT OF MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

Management is responsible for the preparation of the consolidated financial statements and related information that are presented in this report. The consolidated financial statements, which include amounts based on management's estimates and judgments, have been prepared in conformity with accounting principles generally accepted in the United States of America.

The Company designs and maintains accounting and internal control systems to provide reasonable assurance at reasonable cost that assets are safeguarded against loss from unauthorized use or disposition, and that the financial records are reliable for preparing financial statements and maintaining accountability for assets. These systems are augmented by written policies, an organizational structure providing division of responsibilities, careful selection and training of qualified personnel, and a program of internal audits.

The Company engaged Deloitte & Touche LLP, an independent registered public accounting firm, to audit and render an opinion on the consolidated financial statements and internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States).

The Board of Directors, through its Audit Committee, consisting solely of independent directors of the Company, meets periodically with management, internal auditors, and our independent registered public accounting firm to ensure that each is meeting its responsibilities and to discuss matters concerning internal controls and financial reporting. Deloitte & Touche LLP and the internal auditors each have full and free access to the Audit Committee.

Steven A. Ballmer
Chief Executive Officer

Amy E. Hood
Executive Vice President and Chief Financial Officer

Frank H. Brod
Corporate Vice President, Finance and Administration;
Chief Accounting Officer

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

RISKS

We are exposed to economic risk from foreign currency exchange rates, interest rates, credit risk, equity prices, and commodity prices. A portion of these risks is hedged, but they may impact our financial statements.

Foreign Currency

Certain forecasted transactions, assets, and liabilities are exposed to foreign currency risk. We monitor our foreign currency exposures daily and use hedges where practicable to offset the risks and maximize the economic effectiveness of our foreign currency positions. Principal currencies hedged include the euro, Japanese yen, British pound, and Canadian dollar.

Interest Rate

Our fixed-income portfolio is diversified across credit sectors and maturities, consisting primarily of investment-grade securities. The credit risk and average maturity of the fixed-income portfolio is managed to achieve economic returns that correlate to certain global and domestic fixed-income indices. In addition, we use "To Be Announced" forward purchase commitments of mortgage-backed assets to gain exposure to agency and mortgage-backed securities.

Equity

Our equity portfolio consists of global, developed, and emerging market securities that are subject to market price risk. We manage the securities relative to certain global and domestic indices and expect their economic risk and return to correlate with these indices.

Commodity

We use broad-based commodity exposures to enhance portfolio returns and facilitate portfolio diversification. Our investment portfolio has exposure to a variety of commodities, including precious metals, energy, and grain. We manage these exposures relative to global commodity indices and expect their economic risk and return to correlate with these indices.

VALUE-AT-RISK

We use a value-at-risk ("VaR") model to estimate and quantify our market risks. VaR is the expected loss, for a given confidence level, in the fair value of our portfolio due to adverse market movements over a defined time horizon. The VaR model is not intended to represent actual losses in fair value, including determinations of other-than-temporary losses in fair value in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"), but is used as a risk estimation and management tool. The distribution of the potential changes in total market value of all holdings is computed based on the historical volatilities and correlations among foreign currency exchange rates, interest rates, equity prices, and commodity prices, assuming normal market conditions.

The VaR is calculated as the total loss that will not be exceeded at the 97.5 percentile confidence level or, alternatively stated, the losses could exceed the VaR in 25 out of 1,000 cases. Several risk factors are not captured in the model, including liquidity risk, operational risk, and legal risk.

The following table sets forth the one-day VaR for substantially all of our positions as of June 30, 2013 and 2012 and for the year ended June 30, 2013:

(In millions)

	June 30, 2013	**June 30, 2012**	**Year Ended June 30, 2013**		
Risk Categories			**Average**	**High**	**Low**
Foreign currency	**$ 199**	$ 98	**$ 215**	**$ 256**	**$ 90**
Interest rate	**$ 85**	$ 71	**$ 73**	**$ 86**	**$ 63**
Equity	**$ 181**	$ 205	**$ 198**	**$ 211**	**$ 178**
Commodity	**$ 19**	$ 18	**$ 20**	**$ 24**	**$ 18**

Total one-day VaR for the combined risk categories was $350 million at June 30, 2013 and $292 million at June 30, 2012. The total VaR is 28% less at June 30, 2013, and 26% less at June 30, 2012, than the sum of the separate risk categories in the above table due to the diversification benefit of the combination of risks.

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INCOME STATEMENTS

(In millions, except per share amounts)

Year Ended June 30,	**2013**	**2012**	**2011**
Revenue	**$ 77,849**	$ 73,723	$ 69,943
Cost of revenue	**20,249**	17,530	15,577
Gross profit	**57,600**	56,193	54,366
Operating expenses:			
Research and development	**10,411**	9,811	9,043
Sales and marketing	**15,276**	13,857	13,940
General and administrative	**5,149**	4,569	4,222
Goodwill impairment	**0**	6,193	0
Total operating expenses	**30,836**	34,430	27,205
Operating income	**26,764**	21,763	27,161
Other income	**288**	504	910
Income before income taxes	**27,052**	22,267	28,071
Provision for income taxes	**5,189**	5,289	4,921
Net income	**$ 21,863**	$ 16,978	$ 23,150
Earnings per share:			
Basic	**$ 2.61**	$ 2.02	$ 2.73
Diluted	**$ 2.58**	$ 2.00	$ 2.69
Weighted average shares outstanding:			
Basic	**8,375**	8,396	8,490
Diluted	**8,470**	8,506	8,593
Cash dividends declared per common share	**$ 0.92**	$ 0.80	$ 0.64

See accompanying notes.

COMPREHENSIVE INCOME STATEMENTS

(In millions)

Year Ended June 30,	**2013**	**2012**	**2011**
Net income	**$ 21,863**	$ 16,978	$ 23,150
Other comprehensive income (loss):			
Net unrealized gains (losses) on derivatives (net of tax effects of **$(14)**, $137, and $(338))	**(26)**	255	(627)
Net unrealized gains (losses) on investments (net of tax effects of **$195**, $(210), and $567)	**363**	(390)	1,054
Translation adjustments and other (net of tax effects of **$(8)**, $(165), and $205)	**(16)**	(306)	381
Other comprehensive income (loss)	**321**	(441)	808
Comprehensive income	**$ 22,184**	$ 16,537	$ 23,958

See accompanying notes.

BALANCE SHEETS

(In millions)

June 30,	2013	2012
Assets		
Current assets:		
Cash and cash equivalents	**$ 3,804**	$ 6,938
Short-term investments (including securities loaned of **$579** and $785)	**73,218**	56,102
Total cash, cash equivalents, and short-term investments	**77,022**	63,040
Accounts receivable, net of allowance for doubtful accounts of **$336** and $389	**17,486**	15,780
Inventories	**1,938**	1,137
Deferred income taxes	**1,632**	2,035
Other	**3,388**	3,092
Total current assets	**101,466**	85,084
Property and equipment, net of accumulated depreciation of **$12,513** and $10,962	**9,991**	8,269
Equity and other investments	**10,844**	9,776
Goodwill	**14,655**	13,452
Intangible assets, net	**3,083**	3,170
Other long-term assets	**2,392**	1,520
Total assets	**$ 142,431**	$ 121,271
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable	**$ 4,828**	$ 4,175
Current portion of long-term debt	**2,999**	1,231
Accrued compensation	**4,117**	3,875
Income taxes	**592**	789
Short-term unearned revenue	**20,639**	18,653
Securities lending payable	**645**	814
Other	**3,597**	3,151
Total current liabilities	**37,417**	32,688
Long-term debt	**12,601**	10,713
Long-term unearned revenue	**1,760**	1,406
Deferred income taxes	**1,709**	1,893
Other long-term liabilities	**10,000**	8,208
Total liabilities	**63,487**	54,908
Commitments and contingencies		
Stockholders' equity:		
Common stock and paid-in capital – shares authorized 24,000; outstanding **8,328** and 8,381	**67,306**	65,797
Retained earnings (deficit)	**9,895**	(856)
Accumulated other comprehensive income	**1,743**	1,422
Total stockholders' equity	**78,944**	66,363
Total liabilities and stockholders' equity	**$ 142,431**	$ 121,271

See accompanying notes.

CASH FLOWS STATEMENTS

(In millions)

Year Ended June 30,	**2013**	**2012**	**2011**
Operations			
Net income	**$ 21,863**	$ 16,978	$ 23,150
Adjustments to reconcile net income to net cash from operations:			
Goodwill impairment	**0**	6,193	0
Depreciation, amortization, and other	**3,755**	2,967	2,766
Stock-based compensation expense	**2,406**	2,244	2,166
Net recognized losses (gains) on investments and derivatives	**80**	(200)	(362)
Excess tax benefits from stock-based compensation	**(209)**	(93)	(17)
Deferred income taxes	**(19)**	954	2
Deferral of unearned revenue	**44,253**	36,104	31,227
Recognition of unearned revenue	**(41,921)**	(33,347)	(28,935)
Changes in operating assets and liabilities:			
Accounts receivable	**(1,807)**	(1,156)	(1,451)
Inventories	**(802)**	184	(561)
Other current assets	**(129)**	493	(1,259)
Other long-term assets	**(478)**	(248)	62
Accounts payable	**537**	(31)	58
Other current liabilities	**146**	410	(1,146)
Other long-term liabilities	**1,158**	174	1,294
Net cash from operations	**28,833**	31,626	26,994
Financing			
Short-term debt repayments, maturities of 90 days or less, net	**0**	0	(186)
Proceeds from issuance of debt	**4,883**	0	6,960
Repayments of debt	**(1,346)**	0	(814)
Common stock issued	**931**	1,913	2,422
Common stock repurchased	**(5,360)**	(5,029)	(11,555)
Common stock cash dividends paid	**(7,455)**	(6,385)	(5,180)
Excess tax benefits from stock-based compensation	**209**	93	17
Other	**(10)**	0	(40)
Net cash used in financing	**(8,148)**	(9,408)	(8,376)
Investing			
Additions to property and equipment	**(4,257)**	(2,305)	(2,355)
Acquisition of companies, net of cash acquired, and purchases of intangible and other assets	**(1,584)**	(10,112)	(71)
Purchases of investments	**(75,396)**	(57,250)	(35,993)
Maturities of investments	**5,130**	15,575	6,897
Sales of investments	**52,464**	29,700	15,880
Securities lending payable	**(168)**	(394)	1,026
Net cash used in investing	**(23,811)**	(24,786)	(14,616)
Effect of exchange rates on cash and cash equivalents	**(8)**	(104)	103
Net change in cash and cash equivalents	**(3,134)**	(2,672)	4,105
Cash and cash equivalents, beginning of period	**6,938**	9,610	5,505
Cash and cash equivalents, end of period	**$ 3,804**	$ 6,938	$ 9,610

See accompanying notes.

STOCKHOLDERS' EQUITY STATEMENTS

(In millions)

Year Ended June 30,	**2013**	**2012**	**2011**
Common stock and paid-in capital			
Balance, beginning of period	**$ 65,797**	$ 63,415	$ 62,856
Common stock issued	**920**	1,924	2,422
Common stock repurchased	**(2,014)**	(1,714)	(3,738)
Stock-based compensation expense	**2,406**	2,244	2,166
Stock-based compensation income tax benefits (deficiencies)	**190**	(75)	(292)
Other, net	**7**	3	1
Balance, end of period	**67,306**	65,797	63,415
Retained earnings (deficit)			
Balance, beginning of period	**(856)**	(8,195)	(17,736)
Net income	**21,863**	16,978	23,150
Common stock cash dividends	**(7,694)**	(6,721)	(5,394)
Common stock repurchased	**(3,418)**	(2,918)	(8,215)
Balance, end of period	**9,895**	(856)	(8,195)
Accumulated other comprehensive income			
Balance, beginning of period	**1,422**	1,863	1,055
Other comprehensive income (loss)	**321**	(441)	808
Balance, end of period	**1,743**	1,422	1,863
Total stockholders' equity	**$ 78,944**	$ 66,363	$ 57,083

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 — ACCOUNTING POLICIES

Accounting Principles

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Principles of Consolidation

The financial statements include the accounts of Microsoft Corporation and its subsidiaries. Intercompany transactions and balances have been eliminated. Equity investments through which we exercise significant influence over but do not control the investee and are not the primary beneficiary of the investee's activities are accounted for using the equity method. Investments through which we are not able to exercise significant influence over the investee and which do not have readily determinable fair values are accounted for under the cost method.

Estimates and Assumptions

Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. Examples of estimates include: loss contingencies; product warranties; the fair value of, and/or potential goodwill impairment for, our reporting units; product life cycles; useful lives of our tangible and intangible assets; allowances for doubtful accounts; allowances for product returns; the market value of our inventory; and stock-based compensation forfeiture rates. Examples of assumptions include: the elements comprising a software arrangement, including the distinction between upgrades or enhancements and new products; when technological feasibility is achieved for our products; the potential outcome of future tax consequences of events that have been recognized in our financial statements or tax returns; and determining when investment impairments are other-than-temporary. Actual results and outcomes may differ from management's estimates and assumptions.

Foreign Currencies

Assets and liabilities recorded in foreign currencies are translated at the exchange rate on the balance sheet date. Revenue and expenses are translated at average rates of exchange prevailing during the year. Translation adjustments resulting from this process are recorded to other comprehensive income ("OCI").

Revenue Recognition

Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectibility is probable. Revenue generally is recognized net of allowances for returns and any taxes collected from customers and subsequently remitted to governmental authorities.

Revenue for retail packaged products, products licensed to original equipment manufacturers ("OEMs"), and perpetual licenses under certain volume licensing programs generally is recognized as products are shipped or made available.

Technology guarantee programs are accounted for as multiple element arrangements as customers receive free or significantly discounted rights to use upcoming new versions of a software product if they license existing versions of the product during the eligibility period. Revenue is allocated between the existing product and the new product, and revenue allocated to the new product is deferred until that version is delivered. The revenue allocation is based on the vendor-specific objective evidence ("VSOE") of fair value of the products. The VSOE of fair value for upcoming new products are based on the price determined by management having the relevant authority when the element is not yet sold separately, but is expected to be sold in the near future at the price set by management.

Software updates that will be provided free of charge are evaluated on a case-by-case basis to determine whether they meet the definition of an upgrade and create a multiple element arrangement, which may require revenue to be deferred and recognized when the upgrade is delivered, or if it is determined that implied post-contract customer support ("PCS") is being provided, the arrangement is accounted for as a multiple element arrangement and all revenue from the arrangement is deferred and recognized over the implied PCS term when the VSOE of fair value does not exist. If updates are determined to not meet the definition of an upgrade, revenue is generally recognized as products are shipped or made available. Windows 8.1 will enable new hardware, further the integration with other Microsoft services and fix some of the customer issues with Windows 8, and will be provided to Windows 8 customers when available at no additional charge. We evaluated Windows 8.1 and determined that it did not meet the definition of an upgrade and thus have not deferred revenue related to this planned release.

Certain volume licensing arrangements include a perpetual license for current products combined with rights to receive unspecified future versions of software products ("Software Assurance"), which we have determined are additional software products and are therefore accounted for as subscriptions, with billings recorded as unearned revenue and recognized as revenue ratably over the coverage period. Arrangements that include term based licenses for current products with the right to use unspecified future versions of the software during the coverage period, are also accounted for as subscriptions, with revenue recognized ratably over the coverage period.

Revenue from cloud-based services arrangements that allow for the use of a hosted software product or service over a contractually determined period of time without taking possession of software are accounted for as subscriptions with billings recorded as unearned revenue and recognized as revenue ratably over the coverage period beginning on the date the service is made available to customers. Revenue from cloud-based services arrangements that are provided on a consumption basis (for example, the amount of storage used in a particular period) is recognized commensurate with the customer utilization of such resources.

Some volume licensing arrangements include time-based subscriptions for cloud-based services and software offerings that are accounted for as subscriptions. These arrangements are considered multiple element arrangements. However, because all elements are accounted for as subscriptions and have the same coverage period and delivery pattern, they have the same revenue recognition timing.

Revenue related to Surface, our Xbox 360 gaming and entertainment console, Kinect for Xbox 360, games published by us, and other hardware components is generally recognized when ownership is transferred to the resellers or end customers when selling directly through Microsoft Stores. Revenue related to games published by third parties for use on the Xbox 360 platform is recognized when games are manufactured by the game publishers.

Display advertising revenue is recognized as advertisements are displayed. Search advertising revenue is recognized when the ad appears in the search results or when the action necessary to earn the revenue has been completed. Consulting services revenue is recognized as services are rendered, generally based on the negotiated hourly rate in the consulting arrangement and the number of hours worked during the period. Consulting revenue for fixed-price services arrangements is recognized as services are provided. Revenue from prepaid points redeemable for the purchase of software or services is recognized upon redemption of the points and delivery of the software or services.

Cost of Revenue

Cost of revenue includes: manufacturing and distribution costs for products sold and programs licensed; operating costs related to product support service centers and product distribution centers; costs incurred to include software on PCs sold by OEMs, to drive traffic to our websites, and to acquire online advertising space ("traffic acquisition costs"); costs incurred to support and maintain Internet-based products and services, including datacenter costs and royalties; warranty costs; inventory valuation adjustments; costs associated with the delivery of consulting services; and the amortization of capitalized research and development costs. Capitalized research and development costs are amortized over the estimated lives of the products.

Product Warranty

We provide for the estimated costs of fulfilling our obligations under hardware and software warranties at the time the related revenue is recognized. For hardware warranties, we estimate the costs based on historical and projected product failure rates, historical and projected repair costs, and knowledge of specific product failures (if any). The specific hardware warranty terms and conditions vary depending upon the product sold and the country in which we do business, but generally include parts and labor over a period generally ranging from 90 days to three years. For software warranties, we estimate the costs to provide bug fixes, such as security patches, over the estimated life of the software. We regularly reevaluate our estimates to assess the adequacy of the recorded warranty liabilities and adjust the amounts as necessary.

Research and Development

Research and development expenses include payroll, employee benefits, stock-based compensation expense, and other headcount-related expenses associated with product development. Research and development expenses also include third-party development and programming costs, localization costs incurred to translate software for international markets, and the amortization of purchased software code and services content. Such costs related to software development are included in research and development expense until the point that technological feasibility is reached, which for our software products, is generally shortly before the products are released to manufacturing. Once technological feasibility is reached, such costs are capitalized and amortized to cost of revenue over the estimated lives of the products.

Sales and Marketing

Sales and marketing expenses include payroll, employee benefits, stock-based compensation expense, and other headcount-related expenses associated with sales and marketing personnel, and the costs of advertising, promotions, trade shows, seminars, and other programs. Advertising costs are expensed as incurred. Advertising expense was $2.6 billion, $1.6 billion, and $1.9 billion in fiscal years 2013, 2012, and 2011, respectively.

Stock-Based Compensation

We measure stock-based compensation cost at the grant date based on the fair value of the award and recognize it as expense, net of estimated forfeitures, over the vesting or service period, as applicable, of the stock award (generally four to five years) using the straight-line method.

Employee Stock Purchase Plan

Shares of our common stock may be purchased by employees at three-month intervals at 90% of the fair market value of the stock on the last day of each three-month period. Compensation expense for the employee stock purchase plan is measured as the discount the employee is entitled to upon purchase and is recognized in the period of purchase.

Income Taxes

Income tax expense includes U.S. and international income taxes, the provision for U.S. taxes on undistributed earnings of international subsidiaries not deemed to be permanently invested, and interest and penalties on uncertain tax positions. Certain income and expenses are not reported in tax returns and financial statements in the same year. The tax effect of such temporary differences is reported as deferred income taxes. Deferred tax assets are reported net of a valuation allowance when it is more likely than not that a tax benefit will not be realized. The deferred income taxes are classified as current or long-term based on the classification of the related asset or liability.

Fair Value Measurements

We account for certain assets and liabilities at fair value. The hierarchy below lists three levels of fair value based on the extent to which inputs used in measuring fair value are observable in the market. We categorize each of our fair value measurements in one of these three levels based on the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

- *Level 1* – inputs are based upon unadjusted quoted prices for identical instruments traded in active markets. Our Level 1 non-derivative investments primarily include U.S. government securities, domestic and international equities, and actively traded mutual funds. Our Level 1 derivative assets and liabilities include those actively traded on exchanges.
- *Level 2* – inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques (e.g. the Black-Scholes model) for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs including interest rate curves, credit spreads, foreign exchange rates, and forward and spot prices for currencies and commodities. Our Level 2 non-derivative investments consist primarily of corporate notes and bonds, mortgage-backed securities, U.S. agency securities, certificates of deposit, and foreign government bonds. Our Level 2 derivative assets and liabilities primarily include certain over-the-counter option and swap contracts.
- *Level 3* – inputs are generally unobservable and typically reflect management's estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models. Our Level 3 assets primarily comprise investments in certain corporate bonds and goodwill when it is recorded at fair value due to an impairment charge. We value the Level 3 corporate bonds using internally developed valuation models, inputs to which include interest rate curves, credit spreads, stock prices, and volatilities. In certain cases, market-based observable inputs are not available and we use management judgment to develop assumptions to determine fair value for these derivatives. Unobservable inputs used in all of these models are significant to the fair values of the assets and liabilities.

We measure certain assets, including our cost and equity method investments, at fair value on a nonrecurring basis when they are deemed to be other-than-temporarily impaired. The fair values of these investments are determined based on valuation techniques using the best information available, and may include quoted market prices, market comparables, and discounted cash flow projections. An impairment charge is recorded when the cost of the investment exceeds its fair value and this condition is determined to be other-than-temporary.

Our other current financial assets and our current financial liabilities have fair values that approximate their carrying values.

Financial Instruments

We consider all highly liquid interest-earning investments with a maturity of three months or less at the date of purchase to be cash equivalents. The fair values of these investments approximate their carrying values. In general, investments with original maturities of greater than three months and remaining maturities of less than one year are classified as short-term investments. Investments with maturities beyond one year may be classified as short-term based on their highly liquid nature and because such marketable securities represent the investment of cash that is available for current operations. All cash equivalents and short-term investments are classified as available-for-sale and realized gains and losses are recorded using the specific identification method. Changes in market value, excluding other-than-temporary impairments, are reflected in OCI.

Equity and other investments classified as long-term include both debt and equity instruments. Debt and publicly-traded equity securities are classified as available-for-sale and realized gains and losses are recorded using the specific identification method. Changes in market value, excluding other-than-temporary impairments, are reflected in OCI. Common and preferred stock and other investments that are restricted for more than one year or are not publicly traded are recorded at cost or using the equity method.

We lend certain fixed-income and equity securities to increase investment returns. The loaned securities continue to be carried as investments on our balance sheet. Cash and/or security interests are received as collateral for the loaned securities with the amount determined based upon the underlying security lent and the creditworthiness of the borrower. Cash received is recorded as an asset with a corresponding liability.

Investments are considered to be impaired when a decline in fair value is judged to be other-than-temporary. Fair value is calculated based on publicly available market information or other estimates determined by management. We employ a systematic methodology on a quarterly basis that considers available quantitative and qualitative evidence in evaluating potential impairment of our investments. If the cost of an investment exceeds its fair value, we evaluate, among other factors, general market conditions, credit quality of debt instrument issuers, the duration and extent to which the fair value is less than cost, and for equity securities, our intent and ability to hold, or plans to sell, the investment. For fixed-income securities, we also evaluate whether we have plans to sell the security or it is more likely than not that we will be required to sell the security before recovery. We also consider specific adverse conditions related to the financial health of and business outlook for the investee, including industry and sector performance, changes in technology, and operational and financing cash flow factors. Once a decline in fair value is determined to be other-than-temporary, an impairment charge is recorded to other income (expense) and a new cost basis in the investment is established.

Derivative instruments are recognized as either assets or liabilities and are measured at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation.

For derivative instruments designated as fair-value hedges, the gains (losses) are recognized in earnings in the periods of change together with the offsetting losses (gains) on the hedged items attributed to the risk being hedged. For options designated as fair-value hedges, changes in the time value are excluded from the assessment of hedge effectiveness and are recognized in earnings.

For derivative instruments designated as cash-flow hedges, the effective portion of the gains (losses) on the derivatives is initially reported as a component of OCI and is subsequently recognized in earnings when the hedged exposure is recognized in earnings. For options designated as cash-flow hedges, changes in the time value are excluded from the assessment of hedge effectiveness and are recognized in earnings. Gains (losses) on derivatives representing either hedge components excluded from the assessment of effectiveness or hedge ineffectiveness are recognized in earnings.

For derivative instruments that are not designated as hedges, gains (losses) from changes in fair values are primarily recognized in other income (expense). Other than those derivatives entered into for investment purposes, such as commodity contracts, the gains (losses) are generally economically offset by unrealized gains (losses) in the underlying available-for-sale securities, which are recorded as a component of OCI until the securities are sold or other-than-temporarily impaired, at which time the amounts are reclassified from accumulated other comprehensive income ("AOCI") into other income (expense).

Allowance for Doubtful Accounts

The allowance for doubtful accounts reflects our best estimate of probable losses inherent in the accounts receivable balance. We determine the allowance based on known troubled accounts, historical experience, and other currently available evidence. Activity in the allowance for doubtful accounts was as follows:

(In millions)

Year Ended June 30,	**2013**	**2012**	**2011**
Balance, beginning of period	**$ 389**	$ 333	$ 375
Charged to costs and other	**4**	115	14
Write-offs	**(57)**	(59)	(56)
Balance, end of period	**$ 336**	$ 389	$ 333

Inventories

Inventories are stated at average cost, subject to the lower of cost or market. Cost includes materials, labor, and manufacturing overhead related to the purchase and production of inventories. We regularly review inventory quantities on hand, future purchase commitments with our suppliers, and the estimated utility of our inventory. If our review indicates a reduction in utility below carrying value, we reduce our inventory to a new cost basis through a charge to cost of revenue.

Property and Equipment

Property and equipment is stated at cost and depreciated using the straight-line method over the shorter of the estimated useful life of the asset or the lease term. The estimated useful lives of our property and equipment are generally as follows: computer software developed or acquired for internal use, three years; computer equipment, two to three years; buildings and improvements, five to 15 years; leasehold improvements, two to 10 years; and furniture and equipment, one to five years. Land is not depreciated.

Goodwill

Goodwill is tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis (May 1 for us) and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value.

Intangible Assets

All of our intangible assets are subject to amortization and are amortized using the straight-line method over their estimated period of benefit, ranging from one to 15 years. We evaluate the recoverability of intangible assets periodically by taking into account events or circumstances that may warrant revised estimates of useful lives or that indicate the asset may be impaired.

Recent Accounting Guidance

Recently adopted accounting guidance

In September 2011, the Financial Accounting Standards Board ("FASB") issued guidance on testing goodwill for impairment. The new guidance provides an entity the option to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If an entity determines that this is the case, it is required to perform the two-step goodwill impairment test to identify potential goodwill impairment and measure the amount of goodwill impairment loss to be recognized for that reporting unit (if any). If an entity determines that the fair value of a reporting unit is greater than its carrying amount, the two-step goodwill impairment test is not required. We adopted this new guidance beginning July 1, 2012. Adoption of this new guidance did not have a material impact on our financial statements.

In June 2011, the FASB issued guidance on presentation of comprehensive income. The new guidance eliminated the option to report OCI and its components in the statement of changes in stockholders' equity. Instead, an entity is required to present either a continuous statement of net income and OCI or in two separate but consecutive statements. We adopted this new guidance beginning July 1, 2012. Adoption of this new guidance resulted only in changes to presentation of our financial statements.

Recent accounting guidance not yet adopted

In December 2011, the FASB issued guidance enhancing disclosure requirements about the nature of an entity's right to offset and related arrangements associated with its financial instruments and derivative instruments. The new guidance requires the disclosure of the gross amounts subject to rights of set-off, amounts offset in accordance with the accounting standards followed, and the related net exposure. In January 2013, the FASB clarified that the scope of this guidance applies to derivatives, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset or subject to an enforceable master netting arrangement, or similar agreements. The new guidance will be effective for us beginning July 1, 2013. Other than requiring additional disclosures, we do not anticipate material impacts on our financial statements upon adoption.

In February 2013, the FASB issued guidance on disclosure requirements for items reclassified out of AOCI. This new guidance requires entities to present (either on the face of the income statement or in the notes) the effects on the line items of the income statement for amounts reclassified out of AOCI. The new guidance will be effective for us beginning July 1, 2013. Other than requiring additional disclosures, we do not anticipate material impacts on our financial statements upon adoption.

In March 2013, the FASB issued guidance on a parent's accounting for the cumulative translation adjustment upon derecognition of a subsidiary or group of assets within a foreign entity. This new guidance requires that the parent release any related cumulative translation adjustment into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. The new guidance will be effective for us beginning July 1, 2014. We do not anticipate material impacts on our financial statements upon adoption.

NOTE 2 — EARNINGS PER SHARE

Basic earnings per share ("EPS") is computed based on the weighted average number of shares of common stock outstanding during the period. Diluted EPS is computed based on the weighted average number of shares of common stock plus the effect of dilutive potential common shares outstanding during the period using the treasury stock method. Dilutive potential common shares include outstanding stock options, stock awards, and shared performance stock awards.

The components of basic and diluted EPS are as follows:

(In millions, except earnings per share)

Year Ended June 30,	**2013**	**2012**	**2011**
Net income available for common shareholders (A)	**$ 21,863**	$ 16,978	$ 23,150
Weighted average outstanding shares of common stock (B)	**8,375**	8,396	8,490
Dilutive effect of stock-based awards	**95**	110	103
Common stock and common stock equivalents (C)	**8,470**	8,506	8,593
Earnings Per Share			
Basic (A/B)	**$ 2.61**	$ 2.02	$ 2.73
Diluted (A/C)	**$ 2.58**	$ 2.00	$ 2.69

Anti-dilutive stock-based awards excluded from the calculations of diluted EPS were immaterial during the periods presented.

NOTE 3 — OTHER INCOME (EXPENSE)

The components of other income (expense) were as follows:

(In millions)			
Year Ended June 30,	**2013**	**2012**	**2011**
Dividends and interest income	**$ 677**	$ 800	$ 900
Interest expense	**(429)**	(380)	(295)
Net recognized gains on investments	**116**	564	439
Net losses on derivatives	**(196)**	(364)	(77)
Net losses on foreign currency remeasurements	**(74)**	(117)	(26)
Other	**194**	1	(31)
Total	**$ 288**	$ 504	$ 910

Following are details of net recognized gains (losses) on investments during the periods reported:

(In millions)			
Year Ended June 30,	**2013**	**2012**	**2011**
Other-than-temporary impairments of investments	**$ (208)**	$ (298)	$ (80)
Realized gains from sales of available-for-sale securities	**489**	1,418	734
Realized losses from sales of available-for-sale securities	**(165)**	(556)	(215)
Total	**$ 116**	$ 564	$ 439

NOTE 4 — INVESTMENTS

Investment Components

The components of investments, including associated derivatives, were as follows:

(In millions)	Cost Basis	Unrealized Gains	Unrealized Losses	Recorded Basis	Cash and Cash Equivalents	Short-term Investments	Equity and Other Investments
June 30, 2013							
Cash	**$ 1,967**	**$ 0**	**$ 0**	**$ 1,967**	**$ 1,967**	**$ 0**	**$ 0**
Mutual funds	**868**	**0**	**0**	**868**	**868**	**0**	**0**
Commercial paper	**603**	**0**	**0**	**603**	**214**	**389**	**0**
Certificates of deposit	**994**	**0**	**0**	**994**	**609**	**385**	**0**
U.S. government and agency securities	**64,934**	**47**	**(84)**	**64,897**	**146**	**64,751**	**0**
Foreign government bonds	**900**	**16**	**(41)**	**875**	**0**	**875**	**0**
Mortgage-backed securities	**1,258**	**43**	**(13)**	**1,288**	**0**	**1,288**	**0**
Corporate notes and bonds	**4,993**	**169**	**(40)**	**5,122**	**0**	**5,122**	**0**
Municipal securities	**350**	**36**	**(1)**	**385**	**0**	**385**	**0**
Common and preferred stock	**6,931**	**2,938**	**(281)**	**9,588**	**0**	**0**	**9,588**
Other investments	**1,279**	**0**	**0**	**1,279**	**0**	**23**	**1,256**
Total	**$ 85,077**	**$ 3,249**	**$ (460)**	**$ 87,866**	**$ 3,804**	**$ 73,218**	**$ 10,844**

(In millions)	Cost Basis	Unrealized Gains	Unrealized Losses	Recorded Basis	Cash and Cash Equivalents	Short-term Investments	Equity and Other Investments
June 30, 2012							
Cash	$ 2,019	$ 0	$ 0	$ 2,019	$ 2,019	$ 0	$ 0
Mutual funds	820	0	0	820	820	0	0
Commercial paper	96	0	0	96	96	0	0
Certificates of deposit	744	0	0	744	342	402	0
U.S. government and agency securities	47,178	130	(2)	47,306	561	46,745	0
Foreign government bonds	1,741	18	(29)	1,730	575	1,155	0
Mortgage-backed securities	1,816	82	(2)	1,896	0	1,896	0
Corporate notes and bonds	7,799	224	(15)	8,008	2,525	5,483	0
Municipal securities	358	58	(0)	416	0	416	0
Common and preferred stock	6,965	2,204	(436)	8,733	0	0	8,733
Other investments	1,048	0	0	1,048	0	5	1,043
Total	$ 70,584	$ 2,716	$ (484)	$ 72,816	$ 6,938	$ 56,102	$ 9,776

Unrealized Losses on Investments

Investments with continuous unrealized losses for less than 12 months and 12 months or greater and their related fair values were as follows:

	Less than 12 Months		12 Months or Greater			
(In millions)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Total Fair Value	Total Unrealized Losses
June 30, 2013						
U.S. government and agency securities	**$ 2,208**	**$ (84)**	**$ 0**	**$ 0**	**$ 2,208**	**$ (84)**
Foreign government bonds	**589**	**(18)**	**69**	**(23)**	**658**	**(41)**
Mortgage-backed securities	**357**	**(12)**	**39**	**(1)**	**396**	**(13)**
Corporate notes and bonds	**1,142**	**(38)**	**27**	**(2)**	**1,169**	**(40)**
Municipal securities	**44**	**(1)**	**0**	**0**	**44**	**(1)**
Common and preferred stock	**1,166**	**(168)**	**409**	**(113)**	**1,575**	**(281)**
Total	**$ 5,506**	**$ (321)**	**$ 544**	**$ (139)**	**$ 6,050**	**$ (460)**

	Less than 12 Months		12 Months or Greater			
(In millions)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Total Fair Value	Total Unrealized Losses
June 30, 2012						
U.S. government and agency securities	$ 44	$ (2)	$ 0	$ 0	$ 44	$ (2)
Foreign government bonds	657	(27)	12	(2)	669	(29)
Mortgage-backed securities	53	0	48	(2)	101	(2)
Corporate notes and bonds	640	(11)	70	(4)	710	(15)
Common and preferred stock	2,135	(329)	305	(107)	2,440	(436)
Total	$ 3,529	$ (369)	$ 435	$ (115)	$ 3,964	$ (484)

Unrealized losses from fixed-income securities are primarily attributable to changes in interest rates. Unrealized losses from domestic and international equities are due to market price movements. Management does not believe any remaining unrealized losses represent other-than-temporary impairments based on our evaluation of available evidence as of June 30, 2013.

At June 30, 2013 and 2012, the recorded bases of common and preferred stock and other investments that are restricted for more than one year or are not publicly traded were $395 million and $313 million, respectively. These investments are carried at cost and are reviewed quarterly for indicators of other-than-temporary impairment. It is not practicable for us to reliably estimate the fair value of these investments.

Debt Investment Maturities

(In millions)	Cost Basis	Estimated Fair Value
June 30, 2013		
Due in one year or less	$ 26,386	$ 26,412
Due after one year through five years	42,343	42,400
Due after five years through 10 years	3,293	3,303
Due after 10 years	2,010	2,049
Total	$ 74,032	$ 74,164

NOTE 5 — DERIVATIVES

We use derivative instruments to manage risks related to foreign currencies, equity prices, interest rates, and credit; to enhance investment returns; and to facilitate portfolio diversification. Our objectives for holding derivatives include reducing, eliminating, and efficiently managing the economic impact of these exposures as effectively as possible.

Our derivative programs include strategies that both qualify and do not qualify for hedge accounting treatment. All notional amounts presented below are measured in U.S. dollar equivalents.

Foreign Currency

Certain forecasted transactions, assets, and liabilities are exposed to foreign currency risk. We monitor our foreign currency exposures daily to maximize the economic effectiveness of our foreign currency hedge positions. Option and forward contracts are used to hedge a portion of forecasted international revenue for up to three years in the future and are designated as cash flow hedging instruments. Principal currencies hedged include the euro, Japanese yen, British pound, and Canadian dollar. As of June 30, 2013 and June 30, 2012, the total notional amounts of these foreign exchange contracts sold were $5.1 billion and $6.7 billion, respectively.

Foreign currency risks related to certain non-U.S. dollar denominated securities are hedged using foreign exchange forward contracts that are designated as fair value hedging instruments. As of June 30, 2013 and June 30, 2012, the total notional amounts of these foreign exchange contracts sold were $407 million and $1.3 billion, respectively.

Certain options and forwards not designated as hedging instruments are also used to manage the variability in exchange rates on accounts receivable, cash, and intercompany positions, and to manage other foreign currency exposures. As of June 30, 2013, the total notional amounts of these foreign exchange contracts purchased and sold were $5.0 billion and $7.9 billion, respectively. As of June 30, 2012, the total notional amounts of these foreign exchange contracts purchased and sold were $3.6 billion and $7.3 billion, respectively.

Equity

Securities held in our equity and other investments portfolio are subject to market price risk. Market price risk is managed relative to broad-based global and domestic equity indices using certain convertible preferred investments, options, futures, and swap contracts not designated as hedging instruments. From time to time, to hedge our price risk, we may use and designate equity derivatives as hedging instruments, including puts, calls, swaps, and forwards. As of June 30, 2013, the total notional amounts of designated and non-designated equity contracts purchased and sold were $898 million and $1.0 billion, respectively. As of June 30, 2012, the total notional amounts of designated and non-designated equity contracts purchased and sold were $1.4 billion and $982 million, respectively.

Interest Rate

Securities held in our fixed-income portfolio are subject to different interest rate risks based on their maturities. We manage the average maturity of our fixed-income portfolio to achieve economic returns that correlate to certain broad-based fixed-income indices using exchange-traded option and futures contracts and over-the-counter swap and option contracts, none of which are designated as hedging instruments. As of June 30, 2013, the total notional amounts of fixed-interest rate contracts purchased and sold were $1.1 billion and $809 million, respectively. As of June 30, 2012, the total notional amounts of fixed-interest rate contracts purchased and sold were $3.2 billion and $1.9 billion, respectively.

In addition, we use "To Be Announced" forward purchase commitments of mortgage-backed assets to gain exposure to agency mortgage-backed securities. These meet the definition of a derivative instrument in cases where physical delivery of the assets is not taken at the earliest available delivery date. As of June 30, 2013 and 2012, the total notional derivative amounts of mortgage contracts purchased were $1.2 billion and $1.1 billion, respectively.

Credit

Our fixed-income portfolio is diversified and consists primarily of investment-grade securities. We use credit default swap contracts, not designated as hedging instruments, to manage credit exposures relative to broad-based indices and to facilitate portfolio diversification. We use credit default swaps as they are a low cost method of managing exposure to individual credit risks or groups of credit risks. As of June 30, 2013, the total notional amounts of credit contracts purchased and sold were $377 million and $501 million, respectively. As of June 30, 2012, the total notional amounts of credit contracts purchased and sold were $318 million and $456 million, respectively.

Commodity

We use broad-based commodity exposures to enhance portfolio returns and to facilitate portfolio diversification. We use swaps, futures, and option contracts, not designated as hedging instruments, to generate and manage exposures to broad-based commodity indices. We use derivatives on commodities as they can be low-cost alternatives to the purchase and storage of a variety of commodities, including, but not limited to, precious metals, energy, and grain. As of June 30, 2013, the total notional amounts of commodity contracts purchased and sold were $1.2 billion and $249 million, respectively. As of June 30, 2012, the total notional amounts of commodity contracts purchased and sold were $1.5 billion and $445 million, respectively.

Credit-Risk-Related Contingent Features

Certain of our counterparty agreements for derivative instruments contain provisions that require our issued and outstanding long-term unsecured debt to maintain an investment grade credit rating and require us to maintain minimum liquidity of $1.0 billion. To the extent we fail to meet these requirements, we will be required to post collateral, similar to the standard convention related to over-the-counter derivatives. As of June 30, 2013, our long-term unsecured debt rating was AAA, and cash investments were in excess of $1.0 billion. As a result, no collateral was required to be posted.

Fair Values of Derivative Instruments

The following tables present the gross fair values of derivative instruments designated as hedging instruments ("designated hedge derivatives") and not designated as hedging instruments ("non-designated hedge derivatives"). The fair values exclude the impact of netting derivative assets and liabilities when a legally enforceable master netting agreement exists and fair value adjustments related to our own credit risk and counterparty credit risk:

(In millions)	Foreign Exchange Contracts	Equity Contracts	Interest Rate Contracts	Credit Contracts	Commodity Contracts	Total Derivatives
June 30, 2013						
Assets						
Non-designated hedge derivatives:						
Short-term investments	**$ 41**	**$ 157**	**$ 18**	**$ 19**	**$ 3**	**$ 238**
Other current assets	**87**	**0**	**0**	**0**	**0**	**87**
Total	**$ 128**	**$ 157**	**$ 18**	**$ 19**	**$ 3**	**$ 325**
Designated hedge derivatives:						
Short-term investments	**$ 9**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 9**
Other current assets	**167**	**0**	**0**	**0**	**0**	**167**
Total	**$ 176**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 176**
Total assets	**$ 304**	**$ 157**	**$ 18**	**$ 19**	**$ 3**	**$ 501**
Liabilities						
Non-designated hedge derivatives:						
Other current liabilities	**$ (63)**	**$ (9)**	**$ (45)**	**$ (17)**	**$ (1)**	**$ (135)**
Designated hedge derivatives:						
Other current liabilities	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**
Total liabilities	**$ (63)**	**$ (9)**	**$ (45)**	**$ (17)**	**$ (1)**	**$ (135)**

(In millions)	Foreign Exchange Contracts	Equity Contracts	Interest Rate Contracts	Credit Contracts	Commodity Contracts	Total Derivatives
June 30, 2012						
Assets						
Non-designated hedge derivatives:						
Short-term investments	$ 14	$ 162	$ 10	$ 26	$ 3	$ 215
Other current assets	85	0	0	0	0	85
Total	$ 99	$ 162	$ 10	$ 26	$ 3	$ 300
Designated hedge derivatives:						
Short-term investments	$ 6	$ 0	$ 0	$ 0	$ 0	$ 6
Other current assets	177	0	0	0	0	177
Total	$ 183	$ 0	$ 0	$ 0	$ 0	$ 183
Total assets	$ 282	$ 162	$ 10	$ 26	$ 3	$ 483
Liabilities						
Non-designated hedge derivatives:						
Other current liabilities	$ (84)	$ (19)	$ (17)	$ (21)	$ 0	$ (141)
Designated hedge derivatives:						
Other current liabilities	$ (14)	$ 0	$ 0	$ 0	$ 0	$ (14)
Total liabilities	$ (98)	$ (19)	$ (17)	$ (21)	$ 0	$ (155)

See also Note 4 – Investments and Note 6 – Fair Value Measurements.

Fair Value Hedge Gains (Losses)

We recognized in other income (expense) the following gains (losses) on contracts designated as fair value hedges and their related hedged items:

(In millions)

Year Ended June 30,	**2013**	**2012**	**2011**
Foreign Exchange Contracts			
Derivatives	**$ 70**	$ 52	$ (92)
Hedged items	**(69)**	(50)	85
Total	**$ 1**	$ 2	$ (7)

Cash Flow Hedge Gains (Losses)

We recognized the following gains (losses) on foreign exchange contracts designated as cash flow hedges (our only cash flow hedges during the periods presented):

(In millions)

Year Ended June 30,	**2013**	**2012**	**2011**
Effective Portion			
Gains (losses) recognized in OCI, net of tax effects of **$54**, $127 and $(340)	**$ 101**	$ 236	$ (632)
Gains (losses) reclassified from AOCI into revenue	**$ 195**	$ (27)	$ (7)
Amount Excluded from Effectiveness Assessment and Ineffective Portion			
Losses recognized in other income (expense)	**$ (168)**	$ (231)	$ (276)

We estimate that $95 million of net derivative gains included in AOCI at June 30, 2013 will be reclassified into earnings within the following 12 months. No significant amounts of gains (losses) were reclassified from AOCI into earnings as a result of forecasted transactions that failed to occur during fiscal year 2013.

Non-Designated Derivative Gains (Losses)

Gains (losses) from changes in fair values of derivatives that are not designated as hedges are primarily recognized in other income (expense). These amounts are shown in the table below, with the exception of gains (losses) on derivatives presented in income statement line items other than other income (expense), which were immaterial for the periods presented. Other than those derivatives entered into for investment purposes, such as commodity contracts, the gains (losses) below are generally economically offset by unrealized gains (losses) in the underlying available-for-sale securities.

(In millions)

Year Ended June 30,	**2013**	**2012**	**2011**
Foreign exchange contracts	**$ 18**	$ (119)	$ (27)
Equity contracts	**16**	(85)	35
Interest-rate contracts	**(11)**	93	19
Credit contracts	**(3)**	(7)	24
Commodity contracts	**(42)**	(121)	148
Total	**$ (22)**	$ (239)	$ 199

NOTE 6 — FAIR VALUE MEASUREMENTS

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following tables present the fair value of our financial instruments that are measured at fair value on a recurring basis:

(In millions)	Level 1	Level 2	Level 3	Gross Fair Value	Netting [a]	Net Fair Value
June 30, 2013						
Assets						
Mutual funds	**$ 868**	**$ 0**	**$ 0**	**$ 868**	**$ 0**	**$ 868**
Commercial paper	**0**	**603**	**0**	**603**	**0**	**603**
Certificates of deposit	**0**	**994**	**0**	**994**	**0**	**994**
U.S. government and agency securities	**62,237**	**2,664**	**0**	**64,901**	**0**	**64,901**
Foreign government bonds	**9**	**851**	**0**	**860**	**0**	**860**
Mortgage-backed securities	**0**	**1,311**	**0**	**1,311**	**0**	**1,311**
Corporate notes and bonds	**0**	**4,915**	**19**	**4,934**	**0**	**4,934**
Municipal securities	**0**	**385**	**0**	**385**	**0**	**385**
Common and preferred stock	**8,470**	**717**	**5**	**9,192**	**0**	**9,192**
Derivatives	**12**	**489**	**0**	**501**	**(81)**	**420**
Total	**$ 71,596**	**$ 12,929**	**$ 24**	**$ 84,549**	**$ (81)**	**$ 84,468**
Liabilities						
Derivatives and other	**$ 14**	**$ 121**	**$ 0**	**$ 135**	**$ (80)**	**$ 55**

(In millions)	Level 1	Level 2	Level 3	Gross Fair Value	Netting [a]	Net Fair Value
June 30, 2012						
Assets						
Mutual funds	$ 820	$ 0	$ 0	$ 820	$ 0	$ 820
Commercial paper	0	96	0	96	0	96
Certificates of deposit	0	744	0	744	0	744
U.S. government and agency securities	42,291	5,019	0	47,310	0	47,310
Foreign government bonds	31	1,703	0	1,734	0	1,734
Mortgage-backed securities	0	1,892	0	1,892	0	1,892
Corporate notes and bonds	0	7,839	9	7,848	0	7,848
Municipal securities	0	416	0	416	0	416
Common and preferred stock	7,539	877	5	8,421	0	8,421
Derivatives	16	467	0	483	(141)	342
Total	$ 50,697	$ 19,053	$ 14	$ 69,764	$ (141)	$ 69,623
Liabilities						
Derivatives and other	$ 10	$ 145	$ 0	$ 155	$ (139)	$ 16

(a) *These amounts represent the impact of netting derivative assets and derivative liabilities when a legally enforceable master netting agreement exists and fair value adjustments related to our own credit risk and counterparty credit risk.*

The changes in our Level 3 financial instruments that are measured at fair value on a recurring basis were immaterial during the periods presented.

The following table reconciles the total Net Fair Value of assets above to the balance sheet presentation of these same assets in Note 4 – Investments.

(In millions)		
June 30,	2013	2012
Net fair value of assets measured at fair value on a recurring basis	**$ 84,468**	$ 69,623
Cash	**1,967**	2,019
Common and preferred stock measured at fair value on a nonrecurring basis	**395**	313
Other investments measured at fair value on a nonrecurring basis	**1,256**	1,043
Less derivative net assets classified as other current assets	**(213)**	(185)
Other	**(7)**	3
Recorded basis of investment components	**$ 87,866**	$ 72,816

Financial Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

During fiscal year 2013 and 2012, we did not record any material other-than-temporary impairments on financial assets required to be measured at fair value on a nonrecurring basis.

NOTE 7 — INVENTORIES

The components of inventories were as follows:

(In millions)		
June 30,	2013	2012
Raw materials	**$ 328**	$ 210
Work in process	**201**	96
Finished goods	**1,409**	831
Total	**$ 1,938**	$ 1,137

NOTE 8 — PROPERTY AND EQUIPMENT

The components of property and equipment were as follows:

(In millions)		
June 30,	2013	2012
Land	**$ 525**	$ 528
Buildings and improvements	**7,326**	6,768
Leasehold improvements	**2,946**	2,550
Computer equipment and software	**9,242**	7,298
Furniture and equipment	**2,465**	2,087
Total, at cost	**22,504**	19,231
Accumulated depreciation	**(12,513)**	(10,962)
Total, net	**$ 9,991**	$ 8,269

During fiscal years 2013, 2012, and 2011, depreciation expense was $2.6 billion, $2.2 billion, and $2.0 billion, respectively.

NOTE 9 — BUSINESS COMBINATIONS

Yammer

On July 18, 2012, we acquired Yammer, Inc. ("Yammer"), a leading provider of enterprise social networks, for $1.1 billion in cash. Yammer will continue to develop its standalone service and will add an enterprise social networking service to Microsoft's portfolio of complementary cloud-based services. The major classes of assets to which we allocated the purchase price were goodwill of $937 million and identifiable intangible assets of $178 million. We assigned the goodwill to the Microsoft Business Division. Yammer was consolidated into our results of operations starting on the acquisition date.

Skype

On October 13, 2011, we acquired all of the issued and outstanding shares of Skype Global S.á r.l. ("Skype"), a leading global provider of software applications and related Internet communications products based in Luxembourg, for $8.6 billion, primarily in cash. The major classes of assets and liabilities to which we allocated the purchase price were goodwill of $7.1 billion, identifiable intangible assets of $1.6 billion, and unearned revenue of $222 million. The goodwill recognized in connection with the acquisition is primarily attributable to our expectation of extending Skype's brand and the reach of its networked platform, while enhancing Microsoft's existing portfolio of real-time communications products and services. We assigned the goodwill to the following segments: $4.2 billion to Entertainment and Devices Division, $2.8 billion to Microsoft Business Division, and $54 million to Online Services Division. Skype was consolidated into our results of operations starting on the acquisition date.

Following are the details of the purchase price allocated to the intangible assets acquired:

(In millions)		Weighted Average Life
Marketing-related (trade names)	$ 1,249	15 years
Technology-based	275	5 years
Customer-related	114	5 years
Contract-based	10	4 years
Total	$ 1,648	13 years

Other

During fiscal year 2013, we completed 11 additional acquisitions for total consideration of $437 million, all of which was paid in cash. These entities have been included in our consolidated results of operations since their respective acquisition dates.

Pro forma results of operations have not been presented because the effects of the business combinations described in this Note, individually and in aggregate, were not material to our consolidated results of operations.

NOTE 10 — GOODWILL

Changes in the carrying amount of goodwill were as follows:

(In millions)	Balance as of June 30, 2011	Acquisitions	Other	Balance as of June 30, 2012	**Acquisitions**	**Other**	**Balance as of June 30, 2013**
Windows Division	$ 89	$ 0	$ 0	$ 89	**$ 12**	**$ 0**	**$ 101**
Server and Tools	1,139	7	(2)	1,144	**217**	**(3)**	**1,358**
Online Services Division	6,373	54	(6,204)	223	**0**	**(5)**	**218**
Microsoft Business Division	4,167	2,843	(117)	6,893	**987**	**(11)**	**7,869**
Entertainment and Devices Division	813	4,294	(4)	5,103	**27**	**(21)**	**5,109**
Total	$ 12,581	$ 7,198	$ (6,327)	$ 13,452	**$ 1,243**	**$ (40)**	**$ 14,655**

The measurement periods for purchase price allocations end as soon as information on the facts and circumstances becomes available, but do not exceed 12 months. Adjustments in purchase price allocations may require a recasting of the amounts allocated to goodwill retroactive to the periods in which the acquisitions occurred.

Any change in the goodwill amounts resulting from foreign currency translations are presented as "other" in the above table. Also included within "other" are business dispositions and transfers between business segments due to reorganizations, as applicable. For fiscal year 2012, a $6.2 billion goodwill impairment charge was included in "other," as discussed further below. This goodwill impairment charge also represented our accumulated goodwill impairment as of June 30, 2013 and 2012.

Goodwill Impairment

We test goodwill for impairment annually on May 1 at the reporting unit level using a discounted cash flow methodology with a peer-based, risk-adjusted weighted average cost of capital. We believe use of a discounted cash flow approach is the most reliable indicator of the fair values of the businesses.

No impairment of goodwill was identified as of May 1, 2013. Upon completion of the fiscal year 2012 test, OSD goodwill was determined to be impaired. The impairment was the result of the OSD unit experiencing slower than projected growth in search queries and search advertising revenue per query, slower growth in display revenue, and changes in the timing and implementation of certain initiatives designed to drive search and display revenue growth in the future.

Because our fiscal year 2012 annual test indicated that OSD's carrying value exceeded its estimated fair value, a second phase of the goodwill impairment test ("Step 2") was performed specific to OSD. Under Step 2, the fair value of all OSD assets and liabilities were estimated, including tangible assets, existing technology, trade names, and partner relationships for the purpose of deriving an estimate of the implied fair value of goodwill. The implied fair value of the goodwill was then compared to the recorded goodwill to determine the amount of the impairment. Assumptions used in measuring the value of these assets and liabilities included the discount rates, royalty rates, and obsolescence rates used in valuing the intangible assets, and pricing of comparable transactions in the market in valuing the tangible assets.

No other instances of impairment were identified in our May 1, 2012 test.

NOTE 11 — INTANGIBLE ASSETS

The components of intangible assets, all of which are finite-lived, were as follows:

(In millions)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Year Ended June 30,			**2013**			**2012**
Technology-based [a]	**$ 3,760**	**$ (2,110)**	**$ 1,650**	$ 3,550	$ (1,899)	$ 1,651
Marketing-related	**1,348**	**(211)**	**1,137**	1,325	(136)	1,189
Contract-based	**823**	**(688)**	**135**	824	(644)	180
Customer-related	**380**	**(219)**	**161**	408	(258)	150
Total	**$ 6,311**	**$ (3,228)**	**$ 3,083**	$ 6,107	$ (2,937)	$ 3,170

(a) *Technology-based intangible assets included $218 million and $177 million as of June 30, 2013 and 2012, respectively, of net carrying amount of software to be sold, leased, or otherwise marketed.*

We estimate that we have no significant residual value related to our intangible assets. No material impairments of intangible assets were identified during any of the periods presented.

The components of intangible assets acquired during the periods presented were as follows:

(In millions)	Amount	Weighted Average Life	Amount	Weighted Average Life
Year Ended June 30,	**2013**		**2012**	
Technology-based	**$ 539**	**4 years**	$ 1,548	7 years
Marketing-related	**39**	**7 years**	1,249	15 years
Contract-based	**0**		115	7 years
Customer-related	**89**	**6 years**	114	5 years
Total	**$ 667**	**5 years**	$ 3,026	10 years

Intangible assets amortization expense was $739 million, $558 million, and $537 million for fiscal years 2013, 2012, and 2011, respectively. Amortization of capitalized software was $210 million, $117 million, and $114 million for fiscal years 2013, 2012, and 2011, respectively.

The following table outlines the estimated future amortization expense related to intangible assets held at June 30, 2013:

(In millions)	
Year Ending June 30,	
2014	$ 645
2015	454
2016	382
2017	281
2018	242
Thereafter	1,079
Total	$ 3,083

NOTE 12 — DEBT

As of June 30, 2013, the total carrying value and estimated fair value of our long-term debt, including the current portion, were $15.6 billion and $15.8 billion, respectively. This is compared to a carrying value and estimated fair value of $11.9 billion and $13.2 billion, respectively, as of June 30, 2012. These estimated fair values are based on Level 2 inputs.

The components of our long-term debt, including the current portion, and the associated interest rates were as follows as of June 30, 2013 and 2012:

Due Date	Face Value June 30, 2013	Face Value June 30, 2012	Stated Interest Rate	Effective Interest Rate
	(In millions)			
Notes				
September 27, 2013	**$ 1,000**	$ 1,000	**0.875%**	**1.000%**
June 1, 2014	**2,000**	2,000	**2.950%**	**3.049%**
September 25, 2015	**1,750**	1,750	**1.625%**	**1.795%**
February 8, 2016	**750**	750	**2.500%**	**2.642%**
November 15, 2017 (a)	**600**	*	**0.875%**	**1.084%**
May 1, 2018 (b)	**450**	*	**1.000%**	**1.106%**
June 1, 2019	**1,000**	1,000	**4.200%**	**4.379%**
October 1, 2020	**1,000**	1,000	**3.000%**	**3.137%**
February 8, 2021	**500**	500	**4.000%**	**4.082%**
November 15, 2022 (a)	**750**	*	**2.125%**	**2.239%**
May 1, 2023 (b)	**1,000**	*	**2.375%**	**2.465%**
May 2, 2033 (c)	**715**	*	**2.625%**	**2.690%**
June 1, 2039	**750**	750	**5.200%**	**5.240%**
October 1, 2040	**1,000**	1,000	**4.500%**	**4.567%**
February 8, 2041	**1,000**	1,000	**5.300%**	**5.361%**
November 15, 2042 (a)	**900**	*	**3.500%**	**3.571%**
May 1, 2043 (b)	**500**	*	**3.750%**	**3.829%**
Total	**15,665**	10,750		
Convertible Debt				
June 15, 2013	**0**	1,250	**0.000%**	**1.849%**
Total	**$ 15,665**	$ 12,000		

(a) *In November 2012, we issued $2.25 billion of debt securities.*
(b) *In April 2013, we issued $1.95 billion of debt securities.*
(c) *In April 2013, we issued €550 million of debt securities.*
* *Not applicable.*

As of June 30, 2013 and 2012, the aggregate unamortized discount for our long-term debt, including the current portion, was $65 million and $56 million, respectively.

Notes

The Notes are senior unsecured obligations and rank equally with our other unsecured and unsubordinated debt outstanding.

Convertible Debt

In June 2013, we paid cash of $1.25 billion for the principal amount of our zero coupon convertible unsecured debt and elected to deliver cash for the $96 million excess obligation resulting from the conversion of the notes. Each $1,000 principal amount of notes was convertible into 30.68 shares of Microsoft common stock at a conversion price of $32.59 per share. As of June 30, 2012, the net carrying amount of the convertible debt and the unamortized discount were $1.2 billion and $19 million, respectively.

In connection with the issuance of the notes in 2010, we entered into capped call transactions with certain option counterparties with a strike price equal to the conversion price of the notes. Upon conversion of the notes in June

2013, we exercised the capped calls. The bulk of the capped calls were physically settled by acquiring 29 million shares of our own common stock for $938 million. The remaining capped calls were net cash settled for $24 million.

Debt Service

Maturities of our long-term debt for each of the next five years and thereafter are as follows:

(In millions)	
Year Ending June 30,	
2014	$ 3,000
2015	0
2016	2,500
2017	0
2018	1,050
Thereafter	9,115
Total	$ 15,665

Interest on the notes is paid semi-annually, except for the euro-denominated debt securities on which interest is paid annually. Cash paid for interest on our debt for fiscal years 2013, 2012, and 2011 was $371 million, $344 million, and $197 million, respectively.

Credit Facility

In June 2013, we established a commercial paper program for the issuance and sale of up to $1.3 billion in commercial paper. As of June 30, 2013, we have not issued any commercial paper under this program.

In June 2013, we entered into a $1.3 billion credit facility, which will serve as a back-up for our commercial paper program. As of June 30, 2013, we were in compliance with the only financial covenant in the credit agreement, which requires us to maintain a coverage ratio of at least three times earnings before interest, taxes, depreciation, and amortization to interest expense, as defined in the credit agreement. The credit facility expires on June 24, 2018. No amounts were drawn against the credit facility since its inception.

NOTE 13 — INCOME TAXES

The components of the provision for income taxes were as follows:

(In millions)			
Year Ended June 30,	**2013**	**2012**	**2011**
Current Taxes			
U.S. federal	**$ 3,131**	$ 2,235	$ 3,108
U.S. state and local	**332**	153	209
International	**1,745**	1,947	1,602
Current taxes	**5,208**	4,335	4,919
Deferred Taxes			
Deferred taxes	**(19)**	954	2
Provision for income taxes	**$ 5,189**	$ 5,289	$ 4,921

U.S. and international components of income before income taxes were as follows:

(In millions)

Year Ended June 30,	**2013**	**2012**	**2011**
U.S.	**$ 6,674**	$ 1,600	$ 8,862
International	**20,378**	20,667	19,209
Income before income taxes	**$ 27,052**	$ 22,267	$ 28,071

The items accounting for the difference between income taxes computed at the U.S. federal statutory rate and our effective rate were as follows:

Year Ended June 30,	**2013**	**2012**	**2011**
Federal statutory rate	**35.0%**	35.0%	35.0%
Effect of:			
Foreign earnings taxed at lower rates	**(17.5)%**	(21.1)%	(15.6)%
Goodwill impairment	**0%**	9.7%	0%
I.R.S. settlement	**0%**	0%	(1.7)%
Other reconciling items, net	**1.7%**	0.2%	(0.2)%
Effective rate	**19.2%**	23.8%	17.5%

The reduction from the federal statutory rate from foreign earnings taxed at lower rates results from producing and distributing our products and services through our foreign regional operations centers in Ireland, Singapore, and Puerto Rico. Our foreign earnings, which are taxed at rates lower than the U.S. rate and are generated from our regional operating centers, were 79%, 79%, and 78% of our international income before tax in fiscal years 2013, 2012, and 2011, respectively. In general, other reconciling items consist of interest, U.S. state income taxes, domestic production deductions, and credits. In fiscal years 2013, 2012, and 2011, there were no individually significant other reconciling items. The I.R.S. settlement is discussed below.

The components of the deferred income tax assets and liabilities were as follows:

(In millions)

June 30,	**2013**	**2012**
Deferred Income Tax Assets		
Stock-based compensation expense	**$ 888**	$ 882
Other expense items	**917**	965
Unearned revenue	**445**	571
Impaired investments	**246**	152
Loss carryforwards	**715**	532
Other revenue items	**55**	79
Deferred income tax assets	**$ 3,266**	$ 3,181
Less valuation allowance	**(579)**	(453)
Deferred income tax assets, net of valuation allowance	**$ 2,687**	$ 2,728
Deferred Income Tax Liabilities		
International earnings	**$ (1,146)**	$ (1,072)
Unrealized gain on investments	**(1,012)**	(830)
Depreciation and amortization	**(604)**	(670)
Other	**(2)**	(14)
Deferred income tax liabilities	**$ (2,764)**	$ (2,586)
Net deferred income tax assets (liabilities)	**$ (77)**	$ 142
Reported As		
Current deferred income tax assets	**$ 1,632**	$ 2,035
Long-term deferred income tax liabilities	**(1,709)**	(1,893)
Net deferred income tax assets (liabilities)	**$ (77)**	$ 142

As of June 30, 2013, we had net operating loss carryforwards of $2.7 billion, including $2.2 billion of foreign net operating loss carryforwards acquired through our acquisition of Skype. The valuation allowance disclosed in the table above relates to the foreign net operating loss carryforwards that may not be realized.

Deferred income tax balances reflect the effects of temporary differences between the carrying amounts of assets and liabilities and their tax bases and are stated at enacted tax rates expected to be in effect when the taxes are actually paid or recovered.

As of June 30, 2013, we have not provided deferred U.S. income taxes or foreign withholding taxes on temporary differences of approximately $76.4 billion resulting from earnings for certain non-U.S. subsidiaries which are permanently reinvested outside the U.S. The unrecognized deferred tax liability associated with these temporary differences was approximately $24.4 billion at June 30, 2013.

Income taxes paid were $3.9 billion, $3.5 billion, and $5.3 billion in fiscal years 2013, 2012, and 2011, respectively.

Uncertain Tax Positions

As of June 30, 2013, we had $8.6 billion of unrecognized tax benefits of which $6.5 billion, if recognized, would affect our effective tax rate. As of June 30, 2012, we had $7.2 billion of unrecognized tax benefits of which $6.2 billion, if recognized, would have affected our effective tax rate.

Interest on unrecognized tax benefits was $400 million, $154 million, and $38 million in fiscal years 2013, 2012, and 2011, respectively. As of June 30, 2013, 2012, and 2011, we had accrued interest related to uncertain tax positions of $1.3 billion, $939 million, and $785 million, respectively, net of federal income tax benefits.

The aggregate changes in the balance of unrecognized tax benefits were as follows:

(In millions) Year Ended June 30,	2013	2012	2011
Balance, beginning of year	**$ 7,202**	$ 6,935	$ 6,542
Decreases related to settlements	**(30)**	(16)	(632)
Increases for tax positions related to the current year	**612**	481	739
Increases for tax positions related to prior years	**931**	118	405
Decreases for tax positions related to prior years	**(65)**	(292)	(119)
Decreases due to lapsed statutes of limitations	**(2)**	(24)	0
Balance, end of year	**$ 8,648**	$ 7,202	$ 6,935

During the third quarter of fiscal year 2011, we reached a settlement of a portion of an I.R.S. audit of tax years 2004 to 2006, which reduced our income tax expense by $461 million. While we settled a portion of the I.R.S. audit, we remain under audit for these years. In February 2012, the I.R.S. withdrew its 2011 Revenue Agents Report and reopened the audit phase of the examination. As of June 30, 2013, the primary unresolved issue relates to transfer pricing, which could have a significant impact on our financial statements if not resolved favorably. We believe our allowances for tax contingencies are appropriate. We do not believe it is reasonably possible that the total amount of unrecognized tax benefits will significantly increase or decrease within the next 12 months, because we do not believe the remaining open issues will be resolved within the next 12 months. We also continue to be subject to examination by the I.R.S. for tax years 2007 to 2012.

We are subject to income tax in many jurisdictions outside the U.S. Our operations in certain jurisdictions remain subject to examination for tax years 1996 to 2012, some of which are currently under audit by local tax authorities. The resolutions of these audits are not expected to be material to our financial statements.

NOTE 14 — UNEARNED REVENUE

Unearned revenue comprises mainly unearned revenue from volume licensing programs, and payments for offerings for which we have been paid in advance and we earn the revenue when we provide the service or software or otherwise meet the revenue recognition criteria.

Volume Licensing Programs

Unearned revenue from volume licensing programs represents customer billings for multi-year licensing arrangements paid either at inception of the agreement or annually at the beginning of each coverage period and accounted for as subscriptions with revenue recognized ratably over the coverage period.

Other

Also included in unearned revenue are payments for post-delivery support and consulting services to be performed in the future; Xbox LIVE subscriptions and prepaid points; OEM minimum commitments; Microsoft Dynamics business solutions products; Skype prepaid credits and subscriptions; and other offerings for which we have been paid in advance and earn the revenue when we provide the service or software, or otherwise meet the revenue recognition criteria.

The components of unearned revenue were as follows:

(In millions)		
June 30,	2013	2012
Volume licensing programs	**$ 18,871**	$ 16,717
Other [(a)]	**3,528**	3,342
Total	**$ 22,399**	$ 20,059

(a) *Other as of June 30, 2012 included $540 million of unearned revenue associated with sales of Windows 7 with an option to upgrade to Windows 8 Pro at a discounted price (the "Windows Upgrade Offer").*

Unearned revenue by segment was as follows:

(In millions)		
June 30,	2013	2012
Windows Division	**$ 2,086**	$ 2,444
Server and Tools	**8,639**	7,445
Microsoft Business Division	**10,142**	9,015
Other segments	**1,532**	1,155
Total	**$ 22,399**	$ 20,059

NOTE 15 — OTHER LONG-TERM LIABILITIES

(In millions)		
June 30,	2013	2012
Tax contingencies and other tax liabilities	**$ 9,548**	$ 7,634
Legal contingencies	**162**	220
Other	**290**	354
Total	**$ 10,000**	$ 8,208

NOTE 16 — COMMITMENTS AND GUARANTEES

Construction and Operating Leases

We have committed $694 million for constructing new buildings, building improvements, and leasehold improvements as of June 30, 2013.

We have operating leases for most U.S. and international sales and support offices and certain equipment. Rental expense for facilities operating leases was $711 million, $639 million, and $525 million, in fiscal years 2013, 2012, and 2011, respectively. Future minimum rental commitments under non-cancellable facilities operating leases in place as of June 30, 2013 are as follows:

(In millions)	
Year Ending June 30,	
2014	$ 572
2015	451
2016	349
2017	281
2018	204
Thereafter	605
Total	$ 2,462

Indemnifications

We provide indemnifications of varying scope and size to certain customers against claims of intellectual property infringement made by third parties arising from the use of our products and certain other matters. We evaluate estimated losses for these indemnifications, and we consider such factors as the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. To date, we have not encountered significant costs as a result of these obligations and have not accrued any liabilities related to these indemnifications in our financial statements.

NOTE 17 — CONTINGENCIES

Antitrust, Unfair Competition, and Overcharge Class Actions

A large number of antitrust and unfair competition class action lawsuits were filed against us in various state, federal, and Canadian courts on behalf of various classes of direct and indirect purchasers of our PC operating system and certain other software products between 1999 and 2005. We obtained dismissals or reached settlements of all claims made in the United States.

All settlements in the United States have received final court approval. Under the settlements, generally class members can obtain vouchers that entitle them to be reimbursed for purchases of a wide variety of platform-neutral computer hardware and software. The total value of vouchers we may issue varies by state. We will make available to certain schools a percentage of those vouchers that are not issued or claimed (one-half to two-thirds depending on the state). The total value of vouchers we ultimately issue will depend on the number of class members who make claims and are issued vouchers. The maximum value of vouchers to be issued is approximately $2.7 billion. The actual costs of these settlements will be less than that maximum amount, depending on the number of class members and schools that are issued and redeem vouchers. We estimate the total cost to resolve all of the state overcharge class action cases will range between $1.9 billion and $2.0 billion. At June 30, 2013, we have recorded a liability related to these claims of approximately $500 million, which reflects our estimated exposure of $1.9 billion less payments made to date of approximately $1.4 billion mostly for vouchers, legal fees, and administrative expenses.

The three cases pending in British Columbia, Ontario, and Quebec, Canada have not been settled. In March 2010, the court in the British Columbia case certified it as a class action. In April 2011, the British Columbia Court of Appeal reversed the class certification ruling and dismissed the case, holding that indirect purchasers do not have a claim. The plaintiffs have filed an appeal to the Canadian Supreme Court, which was heard in the fall of 2012. The other two actions have been stayed.

Other Antitrust Litigation and Claims

In November 2004, Novell, Inc. ("Novell") filed a complaint in U.S. District Court for the District of Utah (later transferred to federal court in Maryland), asserting antitrust and unfair competition claims against us related to Novell's ownership of WordPerfect and other productivity applications during the period between June 1994 and March 1996. In June 2005, the trial court granted our motion to dismiss four of Novell's six claims. In March 2010, the trial court granted summary judgment in favor of Microsoft as to all remaining claims. The court of appeals reversed that ruling as to one claim. Trial of that claim took place from October to December 2011 and resulted in a mistrial because the jury was unable to reach a verdict. In July 2012, the trial court granted Microsoft's motion for judgment as a matter of law. Novell has appealed this decision to the U.S. Court of Appeals for the Tenth Circuit, which heard oral arguments in May 2013.

Patent and Intellectual Property Claims

Motorola Litigation

In October 2010, Microsoft filed patent infringement complaints against Motorola Mobility ("Motorola") with the International Trade Commission ("ITC") and in U.S. District Court in Seattle for infringement of nine Microsoft patents by Motorola's Android devices. Since then, Microsoft and Motorola have filed additional claims against each other in the ITC, in federal district courts in Seattle, Wisconsin, Florida, and California, and in courts in Germany and the United Kingdom. In April 2012, following complaints by Microsoft and Apple, the European Union's competition office opened two antitrust investigations against Motorola to determine whether it has abused certain of its standard essential patents to distort competition in breach of European Union antitrust rules. In June 2012, we received a request for information from the U.S. Federal Trade Commission ("FTC") apparently related to an FTC investigation into whether Motorola's conduct violates U.S. law. The nature of the claims asserted and status of individual matters are summarized below.

International Trade Commission

The hearing in Microsoft's ITC case against Motorola took place in August 2011 on seven of the nine patents originally asserted in the complaint. In December 2011, the administrative law judge ("ALJ") issued an initial determination that Motorola infringed one Microsoft patent, and recommended that the ITC issue a limited exclusion order against Motorola prohibiting importation of infringing Motorola Android devices. In May 2012, the ITC issued the limited exclusion order recommended by the ALJ, which became effective on July 18, 2012. Microsoft has appealed certain aspects of the ITC ruling adverse to Microsoft and Motorola has appealed the ITC exclusion order to the Court of Appeals for the Federal Circuit. In addition, in July 2013, Microsoft filed an action in U.S. district court in Washington, D.C. seeking an order to compel enforcement of the ITC's May 2012 import ban against infringing Motorola products by the Bureau of Customs and Border Protection ("CBP"), after learning that CBP had failed to fully enforce the order.

In November 2010, Motorola filed an action against Microsoft in the ITC alleging infringement of five Motorola patents by Xbox consoles and accessories and seeking an exclusion order to prohibit importation of the allegedly infringing Xbox products into the U.S. In April 2012, the ALJ found that Xbox products infringe four of the five patents asserted by Motorola. The ALJ recommended that the ITC issue a limited exclusion order and a cease and desist order. Both Microsoft and Motorola sought ITC review of the ALJ's findings. In June 2012, Microsoft filed a motion to terminate the investigation as to certain patents based on facts arising as the result of Google's acquisition of Motorola. The ITC determined that it would review the ALJ's initial determination in its entirety and remanded the matter to the ALJ (1) to apply certain ITC case precedent, (2) to rule on Microsoft's June 2012 motion to terminate, and (3) set a new target date for completion of the investigation. The ALJ held a hearing in December 2012 and set a target date for a final ITC ruling in July 2013. At Motorola's request, the ITC terminated its investigation as to four Motorola patents, leaving only one Motorola patent at issue before the ITC. In March 2013, the ALJ ruled that there has been no violation as to the remaining Motorola patent. Motorola sought ITC review of the ALJ's determination, which the ITC denied in May 2013.

U.S. District Court

The Seattle District Court case filed in October 2010 by Microsoft as a companion to Microsoft's ITC case against Motorola has been stayed pending the outcome of Microsoft's ITC case.

In November 2010, Microsoft sued Motorola for breach of contract in U.S. District Court in Seattle, alleging that Motorola breached its commitments to standards-setting organizations to license to Microsoft certain patents on reasonable and non-discriminatory ("RAND") terms and conditions. Motorola has declared these patents essential to the implementation of the H.264 video standard and the 802.11 Wi-Fi standard. In suits described below, Motorola or a Motorola affiliate subsequently sued Microsoft on those patents in U.S. District Courts, in the ITC, and in Germany. In February 2012, the Seattle District Court granted a partial summary judgment in favor of Microsoft ruling that (1) Motorola entered into binding contractual commitments with standards organizations committing to license its declared-essential patents on RAND terms and conditions; and (2) Microsoft is a third-party beneficiary of those commitments. The court rejected Motorola's argument that Microsoft had repudiated its right to a RAND license, and ruled a trial is needed to determine whether Motorola is in breach of its obligation to enter into a patent license with Microsoft and, if so, the amount of the RAND royalty. In April 2012, the court issued a temporary restraining order preventing Motorola from taking steps to enforce an injunction in Germany relating to the H.264 video patents. In May 2012, the court converted that order into a preliminary injunction. Motorola appealed the court's injunction orders to the Court of Appeals for the Ninth Circuit, which affirmed the orders in September 2012. The Seattle District Court held a trial in November 2012 to determine the RAND royalty for Motorola's H.264 and 802.11 patents. In December 2012, the Seattle District Court ruled that Motorola could not obtain injunctive relief in connection with any of its claims for infringement of its H.264 and 802.11 patents. In April 2013, the court set per unit royalties for Motorola's H.264 and 802.11 patents, which resulted in an immaterial Microsoft liability. Trial of Microsoft's breach of contract claim is set for August 26, 2013.

Cases filed by Motorola in Wisconsin, California, and Florida, with the exception of one currently stayed case in Wisconsin (a companion case to Motorola's ITC action), have been transferred to the U.S District Court in Seattle. Motorola and Microsoft both seek damages as well as injunctive relief. No trial dates have been set in any of the transferred cases, and the court has stayed these cases on agreement of the parties.

- In the transferred cases, Motorola asserts 15 patents are infringed by many Microsoft products including Windows Mobile 6.5 and Windows Phone 7, Windows Marketplace, Silverlight, Windows Vista and Windows 7, Exchange Server 2003 and later, Exchange ActiveSync, Windows Live Messenger, Lync Server 2010, Outlook 2010, Office 365, SQL Server, Internet Explorer 9, Xbox, and Kinect.
- In the Motorola action originally filed in California, Motorola asserts that Microsoft violated antitrust laws in connection with Microsoft's assertion of patents against Motorola that Microsoft has agreed to license to certain qualifying entities on RAND terms and conditions.
- In counterclaims in the patent actions brought by Motorola, Microsoft asserts 14 patents are infringed by Motorola Android devices and certain Motorola digital video recorders.

Germany

In July 2011, Motorola filed patent infringement actions in Germany against Microsoft and several Microsoft subsidiaries.

- Two of the patents are asserted by Motorola to be essential to implementation of the H.264 video standard, and Motorola alleges that H.264 capable products including Xbox 360, Windows 7, Media Player, and Internet Explorer infringe those patents. Motorola seeks damages and an injunction. In May 2012, the court issued an injunction relating to all H.264 capable Microsoft products in Germany. However, due to orders in the separate litigation pending in Seattle, Washington described above, Motorola is enjoined from taking steps to enforce the German injunction. Damages would be determined in later proceedings. Microsoft has appealed the rulings of the first instance court.
- Motorola asserts one of the patents covers certain syncing functionality in the ActiveSync protocol employed by Windows Phone 7, Outlook Mobile, Hotmail Mobile, Exchange Online, Exchange Server, and Hotmail Server. Motorola seeks damages and an injunction. In April 2013, the court stayed the case pending the outcome of parallel proceedings in which Microsoft is seeking to invalidate the patent.
- Should an injunction order be issued and enforced by Motorola, Microsoft may be able to mitigate the adverse impact by altering its products to avoid Motorola's infringement claims.

In lawsuits Microsoft filed in Germany in September, October, and December 2011 and in April 2012, Microsoft asserts Motorola Android devices infringe Microsoft patents. Microsoft seeks damages and an injunction. In May, July, and September 2012, courts in Germany issued injunctions on three patents against Motorola Android devices and in May and July ruled against Microsoft on two patents. Microsoft is taking steps to enforce the injunctions. Damages will be determined in later proceedings. Each party has appealed or is expected to appeal the rulings against it. Motorola is also seeking to invalidate Microsoft's patents in parallel court proceedings.

United Kingdom

In December 2011, Microsoft filed an action against Motorola in the High Court of Justice, Chancery Division, Patents Court, in London, England, seeking to revoke the UK part of the European patent asserted by Motorola in Germany against the ActiveSync protocol. In February 2012, Motorola counterclaimed alleging infringement of the patent and seeking damages and an injunction. A trial took place in December 2012, and the court ruled that Motorola's patent is invalid and revoked. The court also ruled that the patent, even if valid, would be licensed under the grant-back clause in Google's ActiveSync license. Motorola has appealed.

Other Patent and Intellectual Property Claims

In addition to these cases, there are approximately 65 other patent infringement cases pending against Microsoft.

Other

We also are subject to a variety of other claims and suits that arise from time to time in the ordinary course of our business. Although management currently believes that resolving claims against us, individually or in aggregate, will not have a material adverse impact on our financial statements, these matters are subject to inherent uncertainties and management's view of these matters may change in the future.

As of June 30, 2013, we had accrued aggregate liabilities of $412 million in other current liabilities and $162 million in other long-term liabilities for all of our legal matters that were contingencies as of that date. While we intend to defend these matters vigorously, adverse outcomes that we estimate could reach approximately $400 million in aggregate beyond recorded amounts are reasonably possible. Were unfavorable final outcomes to occur, there exists the possibility of a material adverse impact on our financial statements for the period in which the effects become reasonably estimable.

NOTE 18 — STOCKHOLDERS' EQUITY

Shares Outstanding

Shares of common stock outstanding were as follows:

(In millions)			
Year Ended June 30,	2013	2012	2011
Balance, beginning of year	**8,381**	8,376	8,668
Issued	**105**	147	155
Repurchased	**(158)**	(142)	(447)
Balance, end of year	**8,328**	8,381	8,376

Share Repurchases

On September 22, 2008, we announced that our Board of Directors approved a share repurchase program authorizing up to $40.0 billion in share repurchases with an expiration date of September 30, 2013. As of June 30, 2013, approximately $3.6 billion of the approved repurchase amount remained. The repurchase program may be suspended or discontinued at any time without prior notice.

We repurchased the following shares of common stock under the above-described repurchase plan using cash resources:

(In millions)	Shares	Amount	Shares	Amount	Shares	Amount
Year Ended June 30,		2013		2012		2011
First quarter	**33**	**$ 1,000**	38	$ 1,000	163	$ 4,000
Second quarter	**58**	**1,607**	39	1,000	188	5,000
Third quarter	**36**	**1,000**	31	1,000	30	827
Fourth quarter	**31**	**1,000**	34	1,000	66	1,631
Total	**158**	**$ 4,607**	142	$ 4,000	447	$ 11,458

Dividends

In fiscal year 2013, our Board of Directors declared the following dividends:

Declaration Date	Dividend Per Share	Record Date	Total Amount	Payment Date
			(In millions)	
September 18, 2012	**$ 0.23**	**November 15, 2012**	**$ 1,933**	**December 13, 2012**
November 28, 2012	**$ 0.23**	**February 21, 2013**	**$ 1,925**	**March 14, 2013**
March 11, 2013	**$ 0.23**	**May 16, 2013**	**$ 1,921**	**June 13, 2013**
June 12, 2013	**$ 0.23**	**August 15, 2013**	**$ 1,916**	**September 12, 2013**

The dividend declared on June 12, 2013 will be paid after the filing of our Form 10-K and was included in other current liabilities as of June 30, 2013.

In fiscal year 2012, our Board of Directors declared the following dividends:

Declaration Date	Dividend Per Share	Record Date	Total Amount	Payment Date
			(In millions)	
September 20, 2011	$ 0.20	November 17, 2011	$ 1,683	December 8, 2011
December 14, 2011	$ 0.20	February 16, 2012	$ 1,683	March 8, 2012
March 13, 2012	$ 0.20	May 17, 2012	$ 1,678	June 14, 2012
June 13, 2012	$ 0.20	August 16, 2012	$ 1,676	September 13, 2012

The dividend declared on June 13, 2012 was included in other current liabilities as of June 30, 2012.

NOTE 19 — OTHER COMPREHENSIVE INCOME (LOSS)

The activity in other comprehensive income (loss) and related income tax effects were as follows:

(In millions)			
Year Ended June 30,	**2013**	**2012**	**2011**
Net Unrealized Gains (Losses) on Derivatives			
Unrealized gains (losses), net of tax effects of **$54**, $127, and $(340)	**$ 101**	$ 236	$ (632)
Reclassification adjustment for losses (gains) included in net income, net of tax effects of **$(68)**, $10, and $2	**(127)**	19	5
Net unrealized gains (losses) on derivatives	**$ (26)**	$ 255	$ (627)
Net Unrealized Gains (Losses) on Investments			
Unrealized gains (losses), net of tax effects of **$244**, $(93), and $726	**$ 453**	$ (172)	$ 1,349
Reclassification adjustment for gains included in net income, net of tax effects of **$(49)**, $(117), and $(159)	**(90)**	(218)	(295)
Net unrealized gains (losses) on investments	**363**	(390)	1,054
Translation adjustments and other, net of tax effects of **$(8)**, $(165) and $205	**(16)**	(306)	381
Other comprehensive income (loss)	**$ 321**	$ (441)	$ 808

The components of accumulated other comprehensive income were as follows:

(In millions) June 30,	2013	2012	2011
Net unrealized gains (losses) on derivatives	**$ 66**	$ 92	$ (163)
Net unrealized gains on investments	**1,794**	1,431	1,821
Translation adjustments and other	**(117)**	(101)	205
Accumulated other comprehensive income	**$ 1,743**	$ 1,422	$ 1,863

NOTE 20 — EMPLOYEE STOCK AND SAVINGS PLANS

We grant stock-based compensation to directors and employees. At June 30, 2013, an aggregate of 425 million shares were authorized for future grant under our stock plans, covering stock options, stock awards, and leadership stock awards. Awards that expire or are canceled without delivery of shares generally become available for issuance under the plans. We issue new shares of Microsoft common stock to satisfy exercises and vesting of awards granted under all of our stock plans.

Stock-based compensation expense and related income tax benefits were as follows:

(In millions) Year Ended June 30,	2013	2012	2011
Stock-based compensation expense	**$ 2,406**	$ 2,244	$ 2,166
Income tax benefits related to stock-based compensation	**$ 842**	$ 785	$ 758

Stock Plans (Excluding Stock Options)

Stock awards

Stock awards ("SAs") are grants that entitle the holder to shares of Microsoft common stock as the award vests. SAs generally vest over a five-year period.

Leadership stock awards

Leadership stock awards ("LSAs") are a form of SAs in which the number of shares ultimately received depends on our business performance against specified performance metrics. LSAs replaced shared performance stock awards ("SPSA") in fiscal year 2013. Shares previously issued under the SPSA program will continue to vest ratably under their original term, generally with a three-year remaining service period.

A base number of LSAs are granted in each fiscal year, which represents the performance period for the awards. Following the end of the performance period, the number of shares can be increased by 25% if certain performance metrics are met. One quarter of the awarded shares will vest one year after the grant date. The remaining shares will vest semi-annually during the following three years.

Executive incentive plan

Under the Executive Incentive Plan ("EIP"), the Compensation Committee awards performance-based compensation comprising both cash and SAs to executive officers and certain senior executives. For executive officers, their awards are based on an aggregate incentive pool equal to a percentage of consolidated operating income. For fiscal years 2013, 2012, and 2011, the pool was 0.35%, 0.3%, and 0.25% of operating income, respectively. The SAs vest ratably in August of each of the four years following the grant date. The final cash awards will be determined after each performance period based on individual and business performance.

Activity for all stock plans

The fair value of each award was estimated on the date of grant using the following assumptions:

Year Ended June 30,	2013	2012	2011
Dividends per share (quarterly amounts)	**$ 0.20 - $ 0.23**	$ 0.16 - $ 0.20	$ 0.13 - $ 0.16
Interest rates range	**0.6% - 1.1%**	0.7% - 1.7%	1.1% - 2.4%

During fiscal year 2013, the following activity occurred under our stock plans:

	Shares	Weighted Average Grant-Date Fair Value
	(In millions)	
Stock Awards		
Nonvested balance, beginning of year	**281**	**$ 23.91**
Granted	**104**	**$ 28.37**
Vested	**(90)**	**$ 24.49**
Forfeited	**(22)**	**$ 25.10**
Nonvested balance, end of year	**273**	**$ 25.50**

As of June 30, 2013, there was approximately $5.0 billion of total unrecognized compensation costs related to stock awards. These costs are expected to be recognized over a weighted average period of 3 years.

During fiscal year 2012 and 2011, the following activity occurred under our stock plans:

(In millions, except fair values)	2012	2011
Stock Awards		
Awards granted	110	132
Weighted average grant-date fair value	$ 24.60	$ 22.22

Total vest-date fair value of stock awards vested was $2.8 billion, $2.4 billion, and $1.8 billion, for fiscal years 2013, 2012, and 2011, respectively.

Stock Options

Currently, we grant stock options primarily in conjunction with business acquisitions. We granted two million, six million, and zero stock options in conjunction with business acquisitions during fiscal years 2013, 2012, and 2011, respectively.

Employee stock options activity during 2013 was as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
	(In millions)		(Years)	(In millions)
Balance, July 1, 2012	**22**	**$ 18.69**		
Granted	**2**	**$ 2.08**		
Exercised	**(19)**	**$ 19.26**		
Canceled	**(1)**	**$ 14.71**		
Balance, June 30, 2013	**4**	**$ 6.88**	**6.74**	**$ 98**
Exercisable, June 30, 2013	**2**	**$ 8.47**	**5.79**	**$ 50**

As of June 30, 2013, approximately four million options that were granted in conjunction with business acquisitions were outstanding. These options have an exercise price range of $0.01 to $29.24 and a weighted average exercise price of $7.33.

During the periods reported, the following stock option exercise activity occurred:

(In millions)

	2013	2012	2011
Total intrinsic value of stock options exercised	**$ 197**	$ 456	$ 222
Cash received from stock option exercises	**$ 382**	$ 1,410	$ 1,954
Tax benefit realized from stock option exercises	**$ 69**	$ 160	$ 77

Employee Stock Purchase Plan

We have an employee stock purchase plan (the "Plan") for all eligible employees. Shares of our common stock may be purchased by employees at three-month intervals at 90% of the fair market value on the last trading day of each three-month period. Employees may purchase shares having a value not exceeding 15% of their gross compensation during an offering period. Employees purchased the following shares during the periods presented:

(Shares in millions)

Year Ended June 30,	2013	2012	2011
Shares purchased	**20**	20	20
Average price per share	**$ 26.81**	$ 25.03	$ 22.98

At June 30, 2013, 191 million shares of our common stock were reserved for future issuance through the Plan.

Savings Plan

We have a savings plan in the U.S. that qualifies under Section 401(k) of the Internal Revenue Code, and a number of savings plans in international locations. Participating U.S. employees may contribute up to 75% of their salary, but not more than statutory limits. We contribute fifty cents for each dollar a participant contributes in this plan, with a maximum contribution of 3% of a participant's earnings. Matching contributions for all plans were $393 million, $373 million, and $282 million in fiscal years 2013, 2012, and 2011, respectively, and were expensed as contributed. Matching contributions are invested proportionate to each participant's voluntary contributions in the investment options provided under the plan. Investment options in the U.S. plan include Microsoft common stock, but neither participant nor our matching contributions are required to be invested in Microsoft common stock.

NOTE 21 — SEGMENT INFORMATION AND GEOGRAPHIC DATA

In its operation of the business, management, including our chief operating decision maker, the company's Chief Executive Officer, reviews certain financial information, including segmented internal profit and loss statements prepared on a basis not consistent with U.S. GAAP. The segment information within this note is reported on that basis. During the periods presented, our five segments were Windows Division, Server and Tools, Online Services Division, Microsoft Business Division, and Entertainment and Devices Division. During the three months ended December 31, 2012, we changed the name of our Windows & Windows Live Division to Windows Division.

Due to the integrated structure of our business, certain revenue earned and costs incurred by one segment may benefit other segments. Revenue on certain contracts may be allocated among the segments based on the relative value of the underlying products and services. Costs that are identifiable are allocated to the segments that benefit to incent cross-collaboration among our segments so that one segment is not solely burdened by the cost of a mutually beneficial activity. Allocated costs may include those relating to development and marketing of products and services from which multiple segments benefit, or those costs relating to services performed by one segment on behalf of other segments. Each allocation is measured differently based on the specific facts and circumstances of the costs being allocated.

In addition, certain costs incurred at a corporate level that are identifiable and that benefit our segments are allocated to them. These allocated costs include costs of: field selling; employee benefits; shared facilities services; and customer service and support. Each allocation is measured differently based on the specific facts and circumstances of the costs being allocated. Certain other corporate-level activity is not allocated to our segments, including costs of: broad-based sales and marketing; product support services; human resources; legal; finance; information technology; corporate development and procurement activities; research and development; legal settlements and contingencies; and employee severance.

We have recast certain prior period amounts within this note to conform to the way we internally managed and monitored segment performance during the current fiscal year, reflecting immaterial movements of business activities between segments and changes in cost allocations. In July 2013, we announced a change in organizational structure as part of our transformation to a devices and services company. As we evolve how we allocate resources and analyze performance in the new structure, it is possible that our segments may change.

The principal products and services provided by each segment are summarized below:

Windows Division – Windows Division offerings consist of the Windows operating system, Surface, and PC accessories.

Server and Tools – Server and Tools product and service offerings include Windows Server, Windows Azure, Microsoft SQL Server, Windows Intune, Windows Embedded, Visual Studio, System Center products, and Enterprise Services. Enterprise Services comprise Premier product support services and Microsoft Consulting Services.

Online Services Division – Online Services Division offerings include Bing, Bing Ads, and MSN.

Microsoft Business Division – Microsoft Business Division offerings include Microsoft Office, Exchange, SharePoint, Lync, Yammer, Microsoft Dynamics business solutions, and Office 365.

Entertainment and Devices Division – Entertainment and Devices Division offerings include the Xbox 360 gaming and entertainment console, Kinect for Xbox 360, Xbox 360 video games, Xbox 360 accessories, Xbox LIVE, Skype, and Windows Phone.

Segment revenue and operating income (loss) were as follows during the periods presented:

(In millions)

Year Ended June 30,	**2013**	**2012**	**2011**
Revenue			
Windows Division	**$ 18,680**	$ 18,844	$ 18,815
Server and Tools	**20,295**	18,544	16,571
Online Services Division	**3,284**	2,935	2,680
Microsoft Business Division	**24,738**	24,082	22,407
Entertainment and Devices Division	**10,213**	9,590	8,896
Corporate and other	**639**	(272)	574
Consolidated	**$ 77,849**	$ 73,723	$ 69,943

(In millions)

Year Ended June 30,	2013	2012	2011
Operating Income (Loss)			
Windows Division	**$ 8,943**	$ 12,005	$ 12,040
Server and Tools	**8,152**	7,256	6,132
Online Services Division	**(1,298)**	(8,117)	(2,649)
Microsoft Business Division	**16,189**	15,803	14,467
Entertainment and Devices Division	**888**	381	1,299
Corporate and other	**(6,110)**	(5,565)	(4,128)
Consolidated	**$ 26,764**	$ 21,763	$ 27,161

Reconciling amounts in the tables above and below include adjustments to conform our internal accounting policies to U.S. GAAP and corporate-level activity not specifically attributed to a segment. Significant internal accounting policies that differ from U.S. GAAP relate to revenue recognition, income statement classification, and depreciation.

Significant reconciling items were as follows:

(In millions)

Year Ended June 30,	2013	2012	2011
Corporate-level activity (a)	**$ (6,665)**	$ (5,114)	$ (4,506)
Revenue reconciling amounts (b)	**400**	(484)	380
Other	**155**	33	(2)
Total	**$ (6,110)**	$ (5,565)	$ (4,128)

(a) *Corporate-level activity excludes revenue reconciling amounts presented separately in that line item.*
(b) *Revenue reconciling amounts for fiscal year 2012 and 2013 include the deferral and subsequent recognition, respectively, of $540 million of revenue related to the Windows Upgrade Offer.*

No sales to an individual customer or country other than the United States accounted for more than 10% of fiscal year 2013, 2012, or 2011 revenue. Revenue, classified by the major geographic areas in which our customers are located, was as follows:

(In millions)

Year Ended June 30,	2013	2012	2011
United States (a)	**$ 41,344**	$ 38,846	$ 38,008
Other countries	**36,505**	34,877	31,935
Total	**$ 77,849**	$ 73,723	$ 69,943

(a) *Includes billings to OEMs and certain multinational organizations because of the nature of these businesses and the impracticability of determining the geographic source of the revenue.*

Revenue from external customers, classified by significant product and service offerings were as follows:

(In millions)

Year Ended June 30,	2013	2012	2011
Microsoft Office system	**$ 22,995**	$ 22,299	$ 20,730
Windows operating systems for computing devices	**17,529**	17,320	17,825
Server products and tools	**15,408**	14,232	13,251
Xbox 360 platform	**7,100**	8,045	8,103
Consulting and product support services	**4,372**	3,976	3,372
Advertising	**3,387**	3,181	2,913
Other	**7,058**	4,670	3,749
Total	**$ 77,849**	$ 73,723	$ 69,943

Assets are not allocated to segments for internal reporting presentations. A portion of amortization and depreciation is included with various other costs in an overhead allocation to each segment, and it is impracticable for us to separately identify the amount of amortization and depreciation by segment that is included in the measure of segment profit or loss.

Long-lived assets, excluding financial instruments and tax assets, classified by the location of the controlling statutory company and with countries over 10% of the total shown separately, were as follows:

(In millions)

June 30,	2013	2012	2011
United States	**$ 16,615**	$ 14,081	$ 18,498
Luxembourg	**6,943**	6,975	0
Other countries	**4,171**	3,835	2,989
Total	**$ 27,729**	$ 24,891	$ 21,487

NOTE 22 — QUARTERLY INFORMATION (UNAUDITED)

(In millions, except per share amounts)

Quarter Ended	September 30	December 31	March 31	June 30	Total
Fiscal Year 2013					
Revenue	**$ 16,008**	**$ 21,456**	**$ 20,489**	**$ 19,896**	**$ 77,849**
Gross profit	**11,840**	**15,764**	**15,702**	**14,294**	**57,600**
Net income	**4,466**	**6,377**	**6,055** (a)	**4,965** (b)	**21,863** (c)
Basic earnings per share	**0.53**	**0.76**	**0.72**	**0.59**	**2.61**
Diluted earnings per share	**0.53**	**0.76**	**0.72** (a)	**0.59** (b)	**2.58** (c)
Fiscal Year 2012					
Revenue	$ 17,372	$ 20,885	$ 17,407	$ 18,059	$ 73,723
Gross profit	13,595	15,247	13,455	13,896	56,193
Net income	5,738	6,624	5,108	(492) (d)	16,978 (d)
Basic earnings (loss) per share	0.68	0.79	0.61	(0.06)	2.02
Diluted earnings (loss) per share	0.68	0.78	0.60	(0.06) (d)	2.00 (d)

(a) *Includes a charge related to a fine imposed by the European Commission in March 2013 which decreased net income by $733 million (€561 million) and diluted earnings per share by $0.09.*

(b) *Includes a charge for Surface RT inventory adjustments recorded in the fourth quarter of fiscal year 2013, which decreased net income by $596 million and diluted earnings per share by $0.07.*

(c) *Includes a charge related to a fine imposed by the European Commission in March 2013 which decreased net income by $733 million (€561 million) and diluted earnings per share by $0.09. Also includes a charge for Surface RT inventory adjustments recorded in the fourth quarter of fiscal year 2013, which decreased net income by $596 million and diluted earnings per share by $0.07.*

(d) *Includes a goodwill impairment charge related to our OSD business segment which decreased net income by $6.2 billion and diluted earnings per share by $0.73.*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Microsoft Corporation
Redmond, Washington

We have audited the accompanying consolidated balance sheets of Microsoft Corporation and subsidiaries (the "Company") as of June 30, 2013 and 2012, and the related consolidated statements of income, comprehensive income, cash flows, and stockholders' equity for each of the three years in the period ended June 30, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Microsoft Corporation and subsidiaries as of June 30, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2013, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of June 30, 2013, based on the criteria established in *Internal Control – Integrated Framework (1992)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 30, 2013, expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

Seattle, Washington
July 30, 2013

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

CONTROLS AND PROCEDURES

Under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures as required by Exchange Act Rule 13a-15(b) as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures are effective.

REPORT OF MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the company. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditures of company assets are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework (1992)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the company's internal control over financial reporting was effective as of June 30, 2013. There were no changes in our internal control over financial reporting during the quarter ended June 30, 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Deloitte & Touche LLP has audited our internal control over financial reporting as of June 30, 2013; their report follows.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Microsoft Corporation
Redmond, Washington

We have audited the internal control over financial reporting of Microsoft Corporation and subsidiaries (the "Company") as of June 30, 2013, based on criteria established in *Internal Control – Integrated Framework (1992)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2013, based on the criteria established in *Internal Control – Integrated Framework (1992)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended June 30, 2013, of the Company and our report dated July 30, 2013, expressed an unqualified opinion on those financial statements.

/s/ DELOITTE & TOUCHE LLP

Seattle, Washington
July 30, 2013

DIRECTORS AND EXECUTIVE OFFICERS OF MICROSOFT CORPORATION

DIRECTORS

William H. Gates III
Chairman of the Board,
Microsoft Corporation

Steven A. Ballmer
Chief Executive Officer,
Microsoft Corporation

Dina Dublon [1,2]
Former Chief Financial
Officer, JPMorgan Chase

Maria M. Klawe [2,4]
President,
Harvey Mudd College

Stephen J. Luczo [1,2]
Chairman, President, Chief
Executive Officer, Seagate
Technology PLC

David F. Marquardt [3]
General Partner,
August Capital

Charles H. Noski [1,3]
Former Vice Chairman,
Bank of America Corporation

Helmut G. W. Panke [1,4]
Former Chairman of the Board
of Management, BMW AG

John W. Thompson [3,4]
Chief Executive Officer, Virtual
Instruments

Board Committees
1. Audit Committee
2. Compensation Committee
3. Governance and Nominating Committee
4. Regulatory and Public Policy Committee

EXECUTIVE OFFICERS

Steven A. Ballmer
Chief Executive Officer

Anthony J. Bates
Executive Vice President, Business
Development and Evangelism

Lisa E. Brummel
Executive Vice President, Human
Resources

Amy E. Hood
Executive Vice President,
Chief Financial Officer

Tami Reller
Executive Vice President,
Marketing

Eric D. Rudder
Executive Vice President, Advanced
Strategy and Research

Bradford L. Smith
Executive Vice President,
General Counsel and Secretary

B. Kevin Turner
Chief Operating Officer

Investor Relations

You can contact Microsoft Investor Relations at any time to order financial documents such as annual reports and Form 10-Ks free of charge.

Call us toll-free at (800) 285-7772 or outside the United States, call (425) 706-4400. We can be contacted between the hours of 9:00 a.m. to 5:00 p.m. Pacific Time to answer investment oriented questions about Microsoft.

For access to additional financial information, visit the Investor Relations website online at:
www.microsoft.com/investor

Our e-mail is msft@microsoft.com

Our mailing address is:
Investor Relations
Microsoft Corporation
One Microsoft Way
Redmond, Washington 98052-6399

Annual Meeting

8:00 a.m. Pacific Time November 19, 2013
Meydenbauer Center
11100 NE 6th Street
Bellevue, Washington 98004

Proof of Ownership Required

You are entitled to attend the Annual Meeting only if you are a shareholder as of the close of business on September 13, 2013, the record date, or hold a valid proxy for the meeting. In order to be admitted to the Annual Meeting, you must present proof of ownership of Microsoft stock on the record date.

- The Notice of Internet Availability of Proxy Materials
- A proxy card
- Legal proxy provided by your bank, broker, or nominee
- Voting instruction card
- If you received your proxy materials by email, a printout of the email
- Brokerage statement or letter from a bank or broker indicating ownership on September 13, 2013

Any holder of a proxy from a shareholder must present the proxy card, properly executed, and a copy of the proof of ownership. Shareholders and proxy holders must also present a form of photo identification such as a driver's license or passport. We reserve the right to deny entry to any person who does not present identification or refuses to comply with our security procedures.

Registered Shareholder Services

American Stock Transfer & Trust Company (AST), our transfer agent, can help you with a variety of shareholder related services including:

- Change of address
- Lost stock certificates
- Transfer of stock to another person
- Additional administrative services

AST also administers a direct stock purchase plan and a dividend reinvestment program for the company.

To find out more about these services and programs you may contact AST directly at 800-285-7772, option 1 between the hours of 5:00 a.m. and 5:00 p.m. Pacific Time, Monday through Fridays, or visit AST online at:
http://www.amstock.com

You can e-mail the transfer agent at:
msft@amstock.com

You can also send mail to the transfer agent at:
Microsoft Corporation
c/o American Stock Transfer & Trust Company
P.O. Box 2362
New York, NY 10272-2362

Shareholders can sign up for electronic alerts to access the annual report and proxy statement online. The service gets you the information you need faster and also gives you the power and convenience of online proxy voting. To sign up for this free service, visit the Annual Report site on the Investor Relations website at:
http://www.microsoft.com/investor/AnnualReports/default.aspx

Corporate Citizenship

Our mission is to help people and businesses throughout the world realize their full potential. As the world's largest software company, Microsoft helps to create social and economic opportunities wherever we work, live, and do business. Our technology innovations, our people, our partnerships, and our day-to-day business contribute to the prosperity of communities and the sustainability of the planet. Our commitment to good corporate citizenship reflects our belief that social and economic opportunity go hand in hand. When individuals, communities, and governments thrive, so do we.

For more about Microsoft's corporate citizenship, including the annual report, please visit the website at:
http://www.microsoft.com/about/corporatecitizenship


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